SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 ANGEL COURT,

LONDON, EC2R 7AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X         Form 40-F

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PRUDENTIAL

Solvency and Financial Condition Report

Prudential plc 31 December 2018

Prudential plc

Solvency and Financial Condition Report

31 December 2018

This report has been prepared in compliance with the Commission Delegated Regulation (EU) 2015/35 of 10 October 2014 supplementing Directive 2009|138|EC of the European Parliament and of the Council on the taking-up and pursuit of the business of Insurance and Reinsurance (Solvency II) (‘Delegated Regulation’). The structure of this report follows the structure set out in Annex XX and discloses the information referred to in Articles 292 to 298 and Article 359 of the Delegated Regulation. The report also contains narrative information in quantitative and qualitative form supplemented, where appropriate, with quantitative templates.

Summary

Summary

Prudential is an international financial services group serving over 26 million customers and with £657 billion of assets under management (as at 31 December 2018). Prudential plc is incorporated in England and Wales and its ordinary shares are listed on the stock exchanges in London, Hong Kong and Singapore, and its American Depository Receipts (ADRs) are listed on the New York Stock Exchange. Prudential plc is the parent company of the Prudential group (the ‘Prudential Group’, ‘Prudential’ or the ‘Group’). Prudential is not affiliated in any manner with Prudential Financial, Inc. or its subsidiary, The Prudential Insurance Company of America, whose principal place of business is in the US.

Business and Performance

Prudential meets the long-term savings and protection needs of a growing middle-class and ageing population. The Group focuses on markets where the need for its products is strong and growing and the Group uses its capabilities, footprint and scale to meet that need. In 2018, the Group announced its intention to demerge its UK and Europe business, M&GPrudential, from Prudential plc, which will result in two separately listed companies, with different investment characteristics and opportunities. Prudential has always been clear about the importance of creating optionality in its corporate structure, and decided to exercise one of those options in the interest of both the businesses and all of our stakeholders.

Further details on the demerger are set out in Section A.1.3, ‘Significant business or other events that have material impact on the group’.

Prudential helps people de-risk their lives and deal with their biggest financial concerns. The Group’s strategy is to capture the long-term structural opportunities within its markets, operating with discipline and enhancing capabilities through innovation to deliver high-quality resilient outcomes for its customers. Prudential aims to do this by:

—	Serving the protection and investment needs of the growing middle class in Asia;
—	Providing asset accumulation and retirement income products to US retirees;
—	Offering products to new customers in Africa, one of the fastest-growing regions in the world; and
—	Meeting the savings and retirement needs of an ageing UK and continental European population.

The Group’s financial performance in 2018 reflects its focus on high quality execution of its strategy, and is again led by its business in Asia. As in previous years, comment on performance is in local currency terms (expressed on a constant exchange rate basis) to show the underlying business trends in periods of currency movement.

Group adjusted IFRS operating profit based on longer-term investment returns1 (‘operating profit’) was 6 per cent higher at £4,827 million (up 3 per cent on an actual exchange rate basis). Operating profit from our Asia life insurance and asset management businesses grew by 14 per cent, reflecting continued broad-based business momentum across the region and high-quality sales, with over 85 per cent of operating income from our preferred sources of insurance income, fee income and with-profits. In the US, Jackson’s total operating profit was 11 per cent lower, with higher fee income outweighed by an increase in market-related deferred acquisition costs (DAC) amortisation expense and the anticipated reduction in spread earnings. In the UK and Europe, M&GPrudential’s total operating profit was 19 per cent higher than the prior year, which principally reflects the benefit from updated longevity assumptions and an 11 per cent increase in the shareholder transfer from the with-profits business, which includes a 30 per cent increase from PruFund.

The Group’s capital generation is underpinned by our large and growing in-force business portfolio, and focus on profitable business with fast payback of capital invested. Overall, cash remittances to the Group from business units were £1,732 million (2017: £1,788 million). The Group’s overall performance supported a 5 per cent increase in the 2018 full year ordinary dividend to 49.35 pence per share.

The Group remains robustly capitalised, with a 2018 year-end shareholder Solvency II cover ratio of 232 per cent. Over the period, IFRS shareholders’ funds increased by 7 per cent to £17.2 billion, reflecting profit after tax of £3,013 million (2017: £2,390 million on an actual exchange rate basis) and other movements that included dividend payments to shareholders of £1,244 million and favourable foreign exchange movements of £348 million.

The performance of the Prudential Group for the year ended 31 December 2018 set out in Section A is described using the Group’s results as presented in the Group IFRS financial statements.

[1]

Adjusted IFRS operating profit based on longer-term investment returns is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Please refer to section A.2 for further details.

Solvency and Financial Condition Report 2018   Prudential plc    1

Summary

System of Governance

The Group has established a governance framework for the business which is designed to promote appropriate behaviours across the Group. The governance framework includes the key mechanisms through which the Group sets strategy, plans its objectives, monitors performance, considers risk management, holds business units to account for delivering on business plans and arranges governance.

The Group Governance Manual (the Manual) sets out the policies and procedures under which the Group operates, taking into account statutory, regulatory and other relevant matters. Business units manage and report compliance with the Group-wide mandatory requirements and standards set out in the Manual through annual attestations, including compliance with the Group’s risk management framework.

Following the announcement in 2017 of the combination of our asset manager, M&G, and Prudential UK and Europe to form M&GPrudential, early in 2018 the Board announced the intention to demerge M&GPrudential from the remainder of the Prudential Group. During the year the Board has therefore been focused on the execution of that decision.

In preparation for this major transaction, the Board looked at its ways of working at the end of 2017 through its annual effectiveness review. The feedback from that review was used to ensure that the right environment for critical decision-making continued to be in place, and this has proved very helpful and effective groundwork as the Board was asked to consider a number of demerger-related items through the year.

In relation to the governance of both the Prudential and the M&GPrudential Groups, work has been undertaken to help ensure a smooth transition and ensure that both Groups have boards properly composed to meet their future strategic needs. Most importantly this has included establishing a separate M&GPrudential board and the appointment of the first independent non-executive director, Mike Evans, as chairman of that board. Since 31 December 2018, Prudential has announced the appointment of four further non-executive directors to the M&GPrudential board.

Until the demerger is completed, the Prudential Regulation Authority (PRA) will continue to be the Group-wide supervisor of Prudential. The PRA will be the Group-wide supervisor of M&GPrudential following the demerger. After the demerger, Prudential’s individual insurance and asset management businesses will continue to be supervised at a local entity level and local statutory capital requirements will continue to apply. The Supervisory College, made up of the authorities overseeing the principal regulated activities in jurisdictions where the future Prudential Group will operate, has made a collective decision that Hong Kong’s Insurance Authority (IA) should become the new Group-wide supervisor for Prudential plc.

Further information on Prudential’s system of governance including information on the composition of its Board, key functions, risk management and internal control system is provided in Section B.

Risk Profile

Prudential’s Group Risk Framework and risk appetite have allowed it to control its risk exposure successfully throughout the year. The governance, processes and controls enable the Group to deal with uncertainty effectively, which is critical to the achievement of its strategy of helping its customers achieve their long-term financial goals.

The merger activity ongoing at M&GPrudential and its planned separation from the rest of the Group (as set out above) requires significant and complex changes and these have been progressing apace throughout 2018. The Group Risk function is embedded within key work streams and a clear view exists of the objectives, risks and dependencies involved in order to execute this change agenda. A mature and well-embedded risk framework is in place and, during this period of transition, the Group Risk function has a defined role in providing oversight, support and risk management, as well as providing objective challenge to ensure the Group remains within its risk appetite. During 2018 these activities have been in the form of risk opinions, guidance and assurance on critical transformation and demerger activity, as well as assessments of the financial risks to the execution of the demerger under various stress scenarios. A key objective is that post demerger there are two strong, standalone risk functions in M&GPrudential and Prudential plc, with operational separation planning for the risk functions remaining on track.

The risks inherent in our business are influenced by the current global environment. The key factors and developments in 2018 are set out below.

Focus in western economies continues to shift from the goods and services which businesses deliver to customers towards the way in which such business is conducted and how this impacts on the wider society. Stakeholder and regulatory expectations of the Group’s environmental, social and governance (ESG) activities are also increasing. In undertaking its business, the Group actively considers the ESG implications of its activities.

The beginning of 2018 saw strong and broad economic growth following the significant US tax reforms enacted toward the end of 2017. As the year progressed the global economic backdrop evolved and a divergence in growth between the US and the rest of the world was observed. Financial markets faced a number of headwinds in 2018 and asset valuations suffered broadly amid the re-emergence of market volatility. Global markets, and emerging markets in particular, faced broad pressure throughout the year.

Solvency and Financial Condition Report 2018   Prudential plc    2

Summary

Events in the past year continue to indicate that the world is in a period of global geopolitical transition and increasing uncertainty. Across the Group’s key geographies we have increasingly seen national protectionism in trade and economic policies. The UK’s exit from the EU and the nature of the future relationship remains a key political uncertainty. As a global organisation, we develop plans to mitigate business risks arising from this shift and engage with national bodies where we can in order to ensure our policyholders are not adversely impacted. It is clear, however, that the full long-term impacts of these changes remain to be seen.

Prudential operates in highly regulated markets across the globe, and the nature and focus of regulation and laws remains fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risks and macro-prudential policy. Such developments will continue to be monitored at a national and global level and form part of Prudential’s engagement with government policy teams and regulators. The Group announced in August 2018 that the Hong Kong Insurance Authority would be the Group-wide supervisor after the demerger of M&GPrudential, and constructive engagement on the future Group-wide regulatory framework, led by the Group Chief Risk Officer, will continue in 2019.

Further information on the main risks inherent in Prudential’s business (underwriting risk, market risk, credit risk, liquidity risk, operational risk and other material risks) and how Prudential manages its risks and maintains an appropriate risk profile is provided in Section C.

Valuation for Solvency Purposes

For the purposes of Solvency II reporting, Prudential applies the Solvency II valuation rules to value the majority of the assets and liabilities of the Group. As a general principle, technical provisions under Solvency II are valued at the amount for which they could theoretically be transferred immediately to a third party in an arm’s length transaction. The technical provisions consist of the best estimate liability and a risk margin plus a transitional deduction, which was recalculated at 31 December 2018.

The assets and other liabilities are valued under Solvency II at the amount for which they could be exchanged between knowledgeable and willing parties in an arm’s length transaction. The assets and other liabilities are valued separately using methods that are consistent with this principle in accordance with the valuation approaches set out in the Solvency directives.

In accordance with the Solvency II framework, and as agreed with the PRA, the US insurance companies (Brooke Life Insurance Company, Jackson National Life Insurance Company, Jackson National Life Insurance Company of New York and Squire Reassurance Company II) are aggregated into the Group’s Solvency II results using the ‘Deduction and Aggregation’ methodology on an ‘equivalent’ basis. The Group’s Solvency II results therefore incorporate US insurance companies as follows:

—	Own funds: represent Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
—	Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
—	No diversification benefits are taken into account between Jackson and the rest of the Group.

The own funds and capital for asset managers and non-regulated entities carrying out financial activities are included using sectoral rules and notional sectoral rules, respectively.

Further information on the valuation of assets, technical provisions and other liabilities of the Group for solvency purposes is provided in Section D, including a discussion of the differences between Solvency II and IFRS valuation bases.

Capital Management

The Group has been granted approval by the PRA to calculate its Solvency Capital Requirement (SCR) for all companies in the Group, except the US insurance entities discussed above, based on its internal model. The Group solvency capital requirement has been met during 2018.

The Group’s shareholder Solvency II position was published in the Group’s 2018 Annual Report. A reconciliation from the amounts shown in the Annual Report to the Solvency II position included in the quantitative reporting templates (QRTs) attached to this document, which incorporates the Group’s ring-fenced funds, is provided in Section E.1.2.

At 31 December 2018, the Group’s consolidated own funds as shown in the QRTs (including those of the Group’s ring-fenced funds) were £35,762 million (of which 81 per cent were classified as Tier 1) to cover an SCR of £18,598 million, leading to a surplus of £17,164 million. As at 31 December 2018, the minimum Group SCR was £8,445 million.

Additional information on the components of the Group’s own funds and solvency capital requirement is also provided in Section E.

Solvency and Financial Condition Report 2018   Prudential plc    3

A.	Business and Performance

A.	Business and Performance

(Unaudited)

A.1	Business

A.1.1 Overview

Name and legal form

Prudential plc is a public limited company incorporated on 1 November 1978 and registered in England and Wales. Its ordinary shares are listed on the stock exchanges in London, Hong Kong and Singapore, and its American Depository Receipts (ADRs) are listed on the New York Stock Exchange. Prudential plc is the parent company of the Prudential group (the ‘Prudential Group’, ‘Prudential’ or the ‘Group’).

During 2018, Prudential’s registered office was Laurence Pountney Hill, London EC4R 0HH. The Company’s registered office changed to 1 Angel Court, London, EC2R 7AG on 12 April 2019.

Supervisory authority

The Group is supervised by the Prudential Regulation Authority (PRA). The contact details are:

Prudential Regulation Authority

Bank of England

Threadneedle Street

London

EC2R 8AH

United Kingdom

The Group announced in August 2018 that the Hong Kong IA would be the Group-wide supervisor after the demerger of M&GPrudential, and constructive engagement on the future Group-wide regulatory framework, led by the Group Chief Risk Officer, will continue in 2019.

External auditor

The Group is audited by KPMG LLP. The contact details are:

KPMG LLP

15 Canada Square

London

E14 5GL

United Kingdom

Holders of qualifying holdings

As at 31 December 2018, there were no holders of qualifying holdings in Prudential plc (being a holder of 10 per cent or more of the capital or voting rights).

The following notifications as at 31 December 2018 have been disclosed under the Financial Conduct Authority’s (FCA’s) Disclosure Guidance and Transparency Rules in respect of notifiable interests exceeding 3 per cent in the voting rights of the issued share capital.

As at 31 December 2018	% of total voting rights
Capital Group Companies, Inc.	9.87%
BlackRock, Inc	5.08%
Norges Bank	3.99%

A.1.2 Group structure

Material subsidiaries

Prudential plc is the ultimate parent holding company of the Group. The table below lists Prudential’s material subsidiaries as at 31 December 2018:

Name of entity	Main activity	Jurisdiction of incorporation
The Prudential Assurance Company Limited*	Insurance	England and Wales
M&G Group Limited*	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	Michigan, US
Prudential Corporation Asia Limited	Insurance	Hong Kong
*	Owned by another subsidiary undertaking of the Company.

The material subsidiaries listed above are all wholly owned group companies both as to equity and voting rights.

Solvency and Financial Condition Report 2018   Prudential plc    4

A.	Business and Performance

Prudential has appointed independent non-executive directors to the boards of its four Material Subsidiary entities within the Group. Each Material Subsidiary has a board of directors led by an independent chair and an audit committee and risk committee, composed entirely of independent non-executives. The focus of these boards is on oversight of the relevant material subsidiary, rather than the day-to-day management.

Dialogue between the Group Chair, Group Risk Committee Chair and Group Audit Committee Chair and their counterparts in the Material Subsidiaries provides an effective information flow. Over the course of 2018 and early 2019, the Board of M&GPrudential has been developed by its independent Chairman, Mr Mike Evans. Mr Evans and the Group Chair have maintained dialogue throughout. Since 31 December 2018, Prudential has announced the appointment of four further non-executive directors to the M&GPrudential board.

Information on the scope of the Group

A complete list of the Group’s related undertakings is provided in the attached template S.32.01.22 ‘Undertakings in the scope of the group’. As required, this includes subsidiaries, joint ventures and associates and participations (being holdings in excess of 20 per cent where the Group exercises no significant influence or control).

The scope of the Group for Solvency II purposes is the same in all material respects as for the Group IFRS financial statements.

Simplified group structure

The Prudential Group is structured around three main business units: Prudential Corporation Asia, the North American Business Unit and M&GPrudential in UK and Europe. In addition, in recent years, the Group has expanded into Africa. These business units derive revenue from both long-term insurance and asset management activities. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

In 2018, the Group announced its intention to demerge its UK and Europe businesses from Prudential plc, to form two separately listed companies.

The following chart shows, in a simplified form, the legal structure of the Prudential Group as at 31 December 2018.

*

In 2018, the Group announced its intention to demerge its UK and Europe businesses, M&GPrudential, from Prudential plc, which will result in two separately-listed companies. See Section A.1.3, ‘Significant business or other events that have material impact on the group’, for further details.

†	The Group completed the transfer of the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited to Prudential Corporation Asia Limited in December 2018.

Solvency and Financial Condition Report 2018   Prudential plc    5

A.	Business and Performance

Governance and organisational structure of the Group

The following chart shows, in a simplified form, the governance and organisational structure of the Prudential Group as at 31 December 2018.

Board
Board
Nomination & Governance Committee
Remuneration Committee
Risk Committee
Audit Committee
Executives
Group Executive Committee
Chief Executive Committee
Group Asset and Liability Committee
Disclosure Committee
Group Executive Risk Committee
Balance Sheet and Capital Management Committee
Group Chief Executive
Chief Financial Officer
Group Chief Risk Officer
Chief Executive, M&GPrudential
Chairman and Chief Executive Officer, North American Business Unit*
Chief Executive, Prudential Corporation Asia
Group Communications Director
Group Chief Digital Officer
Group General Counsel and Company Secretary
Group Human Resources Director
Group Regulatory and Government Relations Director
Management
Group Human Resources
Group Communications
Group Compliance and Government Relations
Group Digital
Group Risk
Group Finance including Actuarial
Group Strategy and Business Development and Group Investor Relations
Group Legal, Group Governance, Group Secretariat and Group Security
Group-wide Internal Audit
Key
Board-level committees
Executive committees
Executive personnel
GHO functions
Direct reporting line
*The North American Business Unit is now described as Jackson Holdings LLC.

This report reflects the governance and risk framework currently in place and in operation over 2018.

A.1.3 Business and performance

Material lines of business and material geographical areas

Prudential meets the long-term savings and protection needs of a growing middle-class and ageing population. The Group focuses on markets where the need for its products is strong and growing and the Group uses its capabilities, footprint and scale to meet that need. In 2018, the Group announced its intention to demerge its UK and Europe business, M&GPrudential, from Prudential plc, which will result in two separately listed companies, with different investment characteristics and opportunities. Prudential has always been clear about the importance of creating optionality in our corporate structure, and decided to exercise one of those options in the interest of both the businesses and all of our stakeholders.

Asia

Prudential Corporation Asia’s (PCA’s) core business is health and protection, either attached to a life policy or on a standalone basis, other life insurance (including participating business) and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance and institutional fund management.

PCA offers its customers a broad range of health, protection and savings solutions that are tailored to local market requirements and individual needs. For example, in Hong Kong, PCA launched a new critical illness product with extended protection for cancer, heart attacks and strokes, and three common causes of death. Similarly, PCA enhanced its protection product for mothers and unborn children in Malaysia, PRUmy child, by expanding the range of pregnancy complications included and extending the coverage period for congenital illnesses. PCA is also actively developing products to meet the upcoming needs of Asia’s ageing populations and were amongst the first group of insurers to be granted approval to offer a tax-deferred pension product in China.

PCA develops products with specialist characteristics that broaden its offering and appeal. It has been proponents of products that comply with the requirements of Islamic law for many years. Sales of Syariah products in Indonesia grew by 17 per cent in 2018 to over £50 million. This positions PCA as market leaders in Indonesia’s Syariah market, in addition to Malaysia’s Takaful market, with market shares of approximately 30 per cent in both cases. PCA has also launched PRUvital cover in Singapore, a first-in-the-market protection plan for customers with four types of common pre-existing chronic medical condition that previously could act as barriers in obtaining insurance coverage.

Solvency and Financial Condition Report 2018   Prudential plc    6

A.	Business and Performance

Eastspring Investments, Prudential’s asset management business in Asia, manages investments for Prudential’s Asia and UK life companies and also has a broad base of third-party retail and institutional clients. Eastspring has a number of advantages and is well placed for the anticipated growth in Asia’s retail mutual fund market. It has one of the largest footprints in Asia, being operational in 11 major markets and distribution offices in US and Europe. It has a well-diversified customer base, comprising Prudential’s internal life funds, and a number of institutional clients, including sovereign wealth funds and retail customers. Assets managed are well diversified between fixed income and equities and also include infrastructure funds.

Africa

Prudential entered Africa in 2014, to offer products to new customers in one of the fastest-growing regions in the world. Prudential aims to provide products that help its customers to live longer and healthier lives, and save to improve future choices for them and their families.

US

Through its distribution partners, Jackson provides products that offer Americans the retirement strategies they need, including variable, fixed, and fixed index annuities. Each of these products offer a unique range of features tailored to meet the individual needs of the retiree:

—

Variable annuity: A Jackson variable annuity, with investment freedom, represents an attractive option for retirees, providing both access to equity market appreciation and guaranteed lifetime income as an add on benefit.

—

Fixed index annuity: A Jackson fixed index annuity is a guaranteed product with limited market exposure but no direct equity ownership. It is designed to build wealth through a combination of a base crediting rate that is generally lower than a traditional fixed annuity crediting rate, but with the potential for additional upside, based upon the performance of the linked index.

—

Fixed annuity: A Jackson fixed annuity is a guaranteed product designed to build wealth without market exposure, through a crediting rate that is likely to be superior to interest rates offered from banks or money market funds.

—

Group pay-out annuity: consist of a closed block of defined benefit annuity plans assumed from John Hancock Life Insurance Company (John Hancock USA) in 2018 through a reinsurance agreement. The contracts provide annuity payments that meet the requirements of the specific pension plan being covered.

These products also offer tax deferral, allowing interest and earnings to grow tax-free until withdrawals are made.

In March 2018, Jackson launched MarketProtector and MarketProtector Advisory, two new fixed annuities with index-linked interest. These products provide consumers with the sought-after combination of tax-deferred investment growth, protection from market risk and the flexibility to adapt to changing needs in retirement. Both products offer an add-on living benefit that allows customers to safeguard their financial futures with income for life.

In 2018, Jackson took a lead role in bringing together 24 of America’s financial services organisations to launch the Alliance for Lifetime Income (Alliance). The Alliance was launched to educate Americans on the risk of outliving their income, so they can enjoy their years in retirement. The Alliance’s nationwide, multi-year, integrated educational campaign is designed to raise awareness and motivate consumers and financial advisers to discuss the need for protected lifetime income in retirement, which can be achieved with the use of annuity products such as those provided by Jackson.

The US operations also include PPM Holdings, Inc. (PPM), Prudential’s US internal and institutional investment management operation. As at 31 December 2018, Prudential’s US operations had more than 4 million policies and contracts in force and PPM managed approximately £92.2 billion of assets.

UK and Europe

M&GPrudential is the UK and Europe savings and investments business of Prudential plc. It was formed in 2017 through the merger of Prudential’s UK and Europe insurance operations with M&G Investments, Prudential’s international asset manager.

In March 2018, the Board of Prudential plc announced its intention to demerge M&GPrudential. The Prudential Board believes the demerger will further strengthen two already strong businesses. For M&GPrudential, the demerger will enable its leadership team to focus solely on what is important to its customers, giving M&GPrudential direct control over its own capital and enable it to pursue growth opportunities without competing for resources with other Prudential plc businesses. M&GPrudential is expected to have a premium listing on the London Stock Exchange.

Solvency and Financial Condition Report 2018   Prudential plc    7

A.	Business and Performance

M&GPrudential’s long-term products in the UK consist of life insurance, pension products and pensions annuities. M&GPrudential also distributes life insurance products, primarily investment bonds, in other European countries and has a business in Poland which primarily sells with-profits savings and protection products.

Following the decision taken in 2016 to curtail retail sales of annuity business, during 2017, M&GPrudential introduced an annuity service which gives retiring customers access to a panel of annuity providers rather than access to a M&GPrudential’s annuity. This has been rolled out to approximately 50 per cent of the pension books.

M&GPrudential offers customers a range of investment funds to meet different risk and reward objectives. M&GPrudential’s main onshore bond product wrapper is the Prudential Investment Plan (PIP). Through this plan, based on a single premium with no fixed term, customers have the option to invest in the with-profits fund through PruFund or in a range of unit-linked investment funds. M&GPrudential’s offshore bond products are the Prudential International Investment Bond and the Prudential International Investment Portfolio offering clients access to a wide range of quoted UK investments.

M&GPrudential provides both corporate, individual pension and income drawdown products. Pension products are tax advantaged long-term savings products that comply with rules established by the HM Revenue & Customs (HMRC) and are designed to supplement state provided pensions. These products provide policyholders with a number of options at retirement. From age 55 onwards, policyholders may elect to use part or all of their maturity benefits to purchase a pension annuity, they may choose to draw-down funds without purchasing an annuity, they may delay taking any benefits, take cash or take a combination of these options. They are also permitted to take a portion as a tax-free lump sum.

Significant business or other events that have material impact on the Group

As discussed above, in March 2018, the Group announced its intention to demerge M&GPrudential from the Group, in order to create two separately listed companies with distinct investment characteristics and opportunities. After the demerger, shareholders will have shares in Prudential plc, which will be even better positioned to capture the structural opportunities ahead of the Group, and M&GPrudential, with greater freedom to deploy its capital where and how it likes to meet the changing needs of customers.

The Group is making good progress towards the demerger. On the structural side, the holding company for M&GPrudential has been established, and the first stages at the High Court of England and Wales for the transfer of part of the M&GPrudential annuity book to Rothesay have been completed. On the operational side, the Group is moving forward with separating the functions of the two businesses and building new ones to prepare M&GPrudential for its post-demerger future. The Group also raised £1.6 billion of subordinated debt, with substitution clauses to be activated on demerger, supporting the capital rebalancing of the two businesses, and it continues to work with its regulators.

In addition the Group undertook the following corporate transactions in the year:

Transfer of subsidiaries and reinsurance of £12.0 billion UK annuity portfolio

In preparation for the demerger of M&GPrudential from Prudential plc, the Group transferred legal ownership of The Prudential Assurance Company Limited (PAC) and M&G Group Limited to the new holding company for M&GPrudential, and completed the transfer of the legal ownership of its Hong Kong insurance subsidiaries from PAC to Prudential Corporation Asia Limited in December 2018.

In March 2018, M&GPrudential reinsured £12.0 billion (as at 31 December 2017) of its shareholder-backed annuity portfolio to Rothesay Life. Under the terms of the agreement, this is expected to be followed by a Part VII transfer of most of the portfolio by 30 June 2019. The reinsurance agreement became effective on 14 March 2018 and resulted in an IFRS basis pre-tax loss of £508 million.

The above transactions increased the Group’s shareholder Solvency II capital position by £0.4 billion.

Entrance into Thailand mutual fund market

In July 2018, Eastspring reached an agreement to acquire initially 65 per cent of TMB Asset Management Co., Ltd. (TMBAM), a leading asset management company in Thailand, from the TMB Bank Public Company Limited (TMB). Thailand is the largest fund management market within the Association of Southeast Asian Nations (ASEAN) with total assets under management of £115 billion at 31 December 2018. Eastspring has an option to increase its ownership to 100 per cent in the future. As part of this acquisition, Eastspring has also entered into a distribution agreement with TMB to provide best-in-class investment solutions to their customers. The acquisition of TMBAM, with £9 billion of assets under management as at 31 December 2018, reinforces Prudential’s commitment to the Thai market.

Solvency and Financial Condition Report 2018   Prudential plc    8

A.	Business and Performance

Acquisition of John Hancock’s group pay-out annuity business

In November 2018, Jackson announced an agreement with John Hancock Life Insurance Company to reinsure 100 per cent of John Hancock’s group pay-out annuity business, effective from 1 October 2018.

In total, the transaction involves Jackson indemnity reinsuring approximately US$5.5 billion of reserves, representing an increase in Jackson’s general account liabilities of approximately 10 per cent. John Hancock will continue to be responsible for the administration of the business.

Renewal and expansion of regional strategic bancassurance alliance with UOB

In January 2019, Prudential and UOB renewed their regional bancassurance alliance until 2034, extending the scope to include a fifth market, Vietnam, alongside our existing footprint across Singapore, Malaysia, Thailand and Indonesia.

Under the terms of the renewal, Prudential’s life insurance products will be distributed through UOB’s extensive network of more than 400 branches in five markets, providing access to over four million UOB customers. In addition, Prudential will use its digital capabilities to deliver protection-focused propositions to aid UOB’s digital bank expansion and customer acquisition aspirations. An initial fee of £662 million will be paid under the agreement which will be funded through internal resources. This amount will be paid in three instalments. £230 million was paid in February 2019 with £331 million to be paid in January 2020 and £101 million to be paid in January 2021.

Acquisition of majority stake in Group Beneficial

In March 2019, Prudential plc announced it is acquiring a majority stake in Group Beneficial (Beneficial), one of the leading life insurers in Cameroon, Côte d’Ivoire and Togo. Beneficial provides savings and protection products to over 300,000 customers through 41 branches and more than 2,000 agents. The acquisition will significantly add to Prudential’s growing scale in Africa, and is subject to various conditions and regulatory approvals.

A.2	Underwriting Performance

All discussions of the Group’s underwriting, investment and other activities in this section and the subsequent Sections A.3, A.4 and A.5 are based on the Group’s IFRS basis results.

Adjusted IFRS operating profit based on longer-term investment returns (operating profit) is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items.

This measurement basis distinguishes operating profit from other constituents of the total profit as follows:

—

Short-term fluctuations in investment returns on shareholder-backed business, which include the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below;

—	Amortisation of acquisition accounting adjustments arising on the purchase of business, which comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
—	Gain or loss on corporate transactions, such as disposals undertaken in the year.

Given the linkage between the movement of technical provisions and the movement in the investments backing those liabilities (eg for unit-linked funds, investment returns, both positive and negative, result in a corresponding change in unit-linked technical provisions), the Group has defined operating profit, which by definition excludes short-term fluctuations in investment returns, for its insurance businesses as its underwriting performance discussed in this section. Accordingly, the core discussion of the investment performance of the Group in Section A.3 is by reference to short-term fluctuations in investment returns. The discussion of the performance of the Group’s asset management business is also provided in this section and Section A.3, together with the performance discussion of the insurance businesses. Further discussion on the contribution to operating profit by the Group’s other operations, including central operations (amounts for corporate expenditure for Group Head Office as well as Asia Regional Head Office), Africa operations and Prudential Capital, is provided in Section A.4, ‘Performance of other activities’.

An analysis of premiums, claims and expenses is given in Section A.5.

Solvency and Financial Condition Report 2018   Prudential plc    9

A.	Business and Performance

A.2.1 Group operating profit analysed by geographical region

		Actual Exchange Rates (AER)			Constant Exchange Rates (CER)*
	Section	2018 £m	2017 £m	Change %	2017 £m	Change %
Operating profit before tax
Asia
Long-term business	A2.2	1,982	1,799	10%	1,727	15%
Asset management		182	176	3%	171	6%
Total		2,164	1,975	10%	1,898	14%

US
Long-term business	A2.2	1,911	2,214	(14)%	2,137	(11)%
Asset management		8	10	(20)%	9	(11)%
Total		1,919	2,224	(14)%	2,146	(11)%

UK and Europe
Long-term business	A2.2	1,138	861	32%	861	32%
General insurance commission		19	17	12%	17	12%
Total insurance operations		1,157	878	32%	878	32%
Asset management		477	500	(5)%	500	(5)%
Total		1,634	1,378	19%	1,378	19%

Other income and expenditure	A4.1	(725)	(775)	6%	(769)	6%
Total operating profit based on longer-term investment returns before tax and restructuring costs		4,992	4,802	4%	4,653	7%
Restructuring costs	A4.1	(165)	(103)	(60)%	(103)	(60)%
Total operating profit		4,827	4,699	3%	4,550	6%
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business:
Insurance operations	A3.1	(563)	(1,589)	65%	(1,540)	63%
Other operations	A4.1	5	26	(81)%	26	(81)%
		(558)	(1,563)	64%	(1,514)	63%
Amortisation of acquisition accounting adjustments	A4.1	(46)	(63)	27%	(61)	25%
Loss (profit) attaching to corporate transactions	A4.1	(588)	223	n/a	218	n/a
Profit before tax		3,635	3,296	10%	3,193	14%
Tax charge attributable to shareholders’ returns		(622)	(906)	31%	(876)	29%
Profit for the year		3,013	2,390	26%	2,317	30%
*

Sterling weakened over the course of 2018, compared with most of the currencies in Prudential’s major international markets. However, average exchange rates remained above those in 2017, leading to a negative effect on the translation of results from non-sterling operations. To aid comparison of underlying progress, Prudential expresses and comments on the performance trends of its Asia and US operations on a constant exchange rate basis. The 2017 CER comparative results have been translated at 2018 average exchange rates.

2018 total operating profit increased by 6 per cent (3 per cent on an actual exchange rate basis) to £4,827 million.

Asia total operating profit of £2,164 million was 14 per cent higher than the previous year (10 per cent on an actual exchange rate basis). Operating profit from life insurance operations increased 15 per cent to £1,982 million (10 per cent on an actual exchange rate basis), reflecting the continued growth of our in-force book of recurring premium business, with renewal insurance premiums2 reaching £12,856 million (2017: £11,087 million). Insurance margin was up 15 per cent, driven by our continued focus on health and protection business, now contributing to 70 per cent of Asia life insurance revenues (2017: 68 per cent). At a market level, growth was led by Hong Kong up 33 per cent, Singapore 22 per cent and China 20 per cent respectively. Eastspring’s operating profit increased by 6 per cent (up 3 per cent on an actual exchange rate basis) to £182 million reflecting 4 per cent revenue growth which, combined with positive operating leverage, resulted in an improvement in the cost-income ratio3 to 55 per cent (2017: 56 per cent on an actual exchange rate basis).

US total operating profit at £1,919 million decreased by 11 per cent (14 per cent on an actual exchange rate basis). Higher fee income was more than offset by higher market-related DAC amortisation and lower spread-based income. Although equity markets declined in the fourth quarter, average separate account balances were above the prior year, given positive net inflows which supported higher levels of fee income. The higher market-related DAC amortisation arises mainly from £194 million acceleration of amortisation compared with £83 million favourable deceleration in 2017 (on a constant exchange rate basis), leading to an adverse year-on-year movement of £277 million. Excluding the acceleration and deceleration in 2018 and 2017, operating profit in 2018 would have been 2 per cent higher than 2017 on a constant exchange rate basis.

[2]	Asia renewal insurance premium is calculated as IFRS gross earned premiums less new business premiums and adjusted for the contribution from joint ventures.
[3]	Margin represents operating income before performance related fees as a proportion of the related funds under management.

Solvency and Financial Condition Report 2018   Prudential plc    10

A.	Business and Performance

The variability in DAC from year-to-year is dependent on separate account return and its interaction with the mean reversion formula applied by Jackson when determining the amortisation charge for the year. In the current year the dominant factor driving this calculation has been the equity market falls in 2018 (whereas 2017 saw equity market rises). Spread-based income decreased 20 per cent (22 per cent on an actual exchange rate basis), as anticipated, reflecting the impact of lower yields on our fixed annuity portfolio and a reduced contribution from asset duration swaps. While Jackson expects these effects to continue to compress spread margins, the continued upwards movements in US reinvestment yields may help to reduce the speed of the decline.

UK and Europe total operating profit was 19 per cent higher at £1,634 million. Life insurance operating profit increased by 32 per cent to £1,138 million (2017: £861 million). Within this total, the contribution from our core2 with-profits and in-force annuity business was £519 million (2017: £597 million), including an increased transfer to shareholders from the with-profits funds of £320 million (2017: £288 million) and within this, a 30 per cent increase in the contribution from PruFund business of £55 million. Earnings from our core annuities business were lower, reflecting the reinsurance of £12 billion of annuity liabilities to Rothesay Life in March 2018. The balance of the life insurance result reflects the contribution from other elements which are not expected to recur at the same level. This includes the favourable impact of longevity assumption changes, contributing £441 million (2017: £204 million) relating to changes to annuitant mortality assumptions reflecting recent mortality trends, which have shown a slowdown in life expectancy improvements in recent periods, and the adoption of the Continuous Mortality Investigation (CMI) 2016 model (2017: adoption of 2015 model). The result also includes a £166 million insurance recovery, related to the costs of reviewing internally vesting annuities sold without advice after July 2008. Profits from management actions of £58 million were broadly offset by a provision of £55 million for the cost of equalising guaranteed minimum pension benefits on products sold by the UK insurance business, following a High Court ruling in October which applied across the UK life insurance industry.

Asset management operating profit decreased 5 per cent to £477 million, largely reflecting a normalisation of performance fees to £15 million, compared with a particularly high contribution of £53 million in the prior year. Excluding the contribution of performance fees, operating profit was 3 per cent higher. This reflects both the higher average level of funds managed by M&G (up from £275.9 billion in 2017 to £276.6 billion in 2018) and a higher revenue margin3 of 40 basis points (2017: 37 basis points). Operating profit is after charges of £27 million incurred in preparing the business for the UK’s proposed exit from the European Union, including the migration of fund assets to our Luxembourg-domiciled SICAV platform. The cost-income ratio4 of 59 per cent remains broadly in line with the prior year (2017: 58 per cent).

[4]

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

Solvency and Financial Condition Report 2018   Prudential plc    11

A.	Business and Performance

A.2.2 Operating profit analysed by Solvency II lines of business

The following tables analyse operating profit by material Solvency II lines of business split by geographical segment:

Asia insurance operations

Operating profit	2018 £m	AER 2017 £m	CER 2017 £m	2018 vs 2017 AER	2018 vs 2017 CER	Relevant material Solvency II lines of business
Hong Kong	443	346	332	28%	33%	• Insurance with-profit participation* • Health insurance • Other life insurance (including protection)
Indonesia	416	457	415	(9)%	0%	• Unit-linked insurance combined with health and protection riders
Malaysia	194	173	178	12%	9%	• Insurance with-profit participation* • Unit-linked insurance combined with health and protection riders
Philippines	43	41	38	5%	13%	• Unit-linked products combined with health and protection riders
Singapore	329	272	269	21%	22%	• Insurance with-profit participation* • Unit-linked products combined with health and protection riders • Health insurance • Other life insurance
Thailand	113	107	108	6%	5%	• Other life insurance (including health and protection) • Unit-linked insurance
Vietnam	149	135	129	10%	16%	• Insurance with-profit participation* • Other life insurance
China	143	121	119	18%	20%	• Insurance with-profit participation* • Health insurance • Unit-linked insurance • Other life insurance (including protection)
Taiwan	51	43	41	19%	24%	• Insurance with-profit participation* • Health insurance • Unit-linked insurance • Other life insurance
Other (including non-recurrent items)	145	146	140	(1)%	4%
Total before share of related tax charges from joint ventures and associate and development expenses	2,026	1,841	1,769	10%	15%
Share of related tax charges from joint ventures and associate	(40)	(39)	(39)	(3)%	(3)%
Development expenses	(4)	(3)	(3)	(33)%	(33)%
Total	1,982	1,799	1,727	10%	15%
*	Insurance with-profit participation products relate to those sold from a ring-fenced fund as defined by the Solvency II legislation.

Solvency and Financial Condition Report 2018   Prudential plc    12

A.	Business and Performance

US insurance operations

	AER			CER
Operating profit	2018 £m	2017 £m	Change %	2017 £m	Change %
Index-linked and unit-linked insurancenote (a)	1,532	1,788	(14)%	1,726	(11)%
Other life insurancenote (b)	379	426	(11)%	411	(8)%
Total	1,911	2,214	(14)%	2,137	(11)%

Notes

(a)	Index-linked and unit-linked insurance represents profits from Jackson’s variable annuity products.
(b)	Other life insurance includes profits from fixed annuity, fixed index annuity, guaranteed investment contracts, life and other business.

UK and Europe insurance operations

Operating profit	2018 £m	2017 £m	Change %
Insurance with-profit participationnote (a)	320	288	11%
Other (comprising index-linked and unit-linked insurance, other life insurance and life reinsurance)note (b)	818	573	43%
Total	1,138	861	32%

Notes

(a)	Insurance with-profit participation comprises the pre-tax shareholders’ transfer from the with-profits fund for the year.
(b)	‘Other’ substantially comprises profits arising from shareholder annuity business.

A.3	Investment Performance

A.3.1 Short-term fluctuations in investment returns

As explained in Section A.2.1, the Group describes its performance by reference to operating profit (see Section A.2 Underwriting Performance) and non-operating profit, the key component of which is IFRS short-term fluctuations in investment returns (as described below). Additional analysis on investment returns is provided in Section A.5.4.

Operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns.

In 2018, the total short-term fluctuations in investment returns on shareholder-backed business were negative £558 million (2017: negative £1,563 million on an actual exchange rate basis) and comprised negative £512 million (2017: negative £1 million on an actual exchange rate basis) for Asia, negative £100 million (2017: negative £1,568 million on an actual exchange rate basis) in the US, positive £34 million (2017: negative £14 million on an actual exchange rate basis) in the UK and Europe and positive £20 million (2017: positive £20 million on an actual exchange rate basis) in other operations.

Rising interest rates in many markets in Asia led to unrealised bond losses in the period. In the US, lower equity market levels, alongside higher interest rate levels, as expected, resulted in gains on equity hedge instruments which are designed to protect Jackson’s capital position, balanced by higher technical reserve requirements.

A.3.2 Investment management expenses

The total investment management expenses incurred by the Group’s insurance operations, including those that were paid to the Group’s asset management operations, totalled £803 million (2017: £890 million). These amounts comprise investment management expenses incurred by both the Group’s shareholder-backed business and with-profits business.

A.3.3	Movement in unrealised gains and losses on available-for-sale securities of Jackson recognised as other comprehensive income

The majority of the US insurance operation’s debt securities portfolio is accounted for on an available-for-sale basis. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale are recorded in other comprehensive income. The amounts recognised in other comprehensive income are as follows:

	2018 £m	2017 £m
Net unrealised holding (losses) gains arising in the year	(1,606)	591
(Deduct net gains) add back net losses included in the income statement on disposal and impairment	(11)	26
Total	(1,617)	617

Solvency and Financial Condition Report 2018   Prudential plc    13

A.	Business and Performance

A.3.4	Investments in securitisation

Certain of the securities classified as asset-backed securities in the Group IFRS financial statements meet the definition of securitisation for the purpose of the Solvency II capital requirements calculation.

Investments in securitisation are subject to specific spread stresses in the calculation of the Solvency II capital requirements in order to ensure that risks arising from securitisation positions are reflected appropriately.

For the Group’s UK and Europe insurance operations, of the £6,676 million (31 December 2017: £6,728 million) of asset-backed securities disclosed in the Group IFRS financial statements at 31 December 2018, £4,971 million (31 December 2017: £4,654 million) meet the definition of investments in securitisation.

The securitisation investment holdings of the Group’s US insurance operations are not included as these operations are included on a Deduction and Aggregation basis based on the local US Risk Based Capital approach and do not form a part of the internal model for Solvency II Pillar 1. The securitisation investment holdings of the Group’s Asia insurance operations were not material.

A.4	Performance of other activities

A.4.1	Contribution to operating profit and short-term fluctuations in investment returns from other operating income and expenditure

Other operating income and expenditure

Other operating income and expenditure for 2018 of £(890) million (2017: £(878) million) comprise the following items:

	2018 £m	2017 £m
Investment return and other income Interest payable on core structural borrowings Corporate expenditure	52	11
	(410)	(425)
	(367)	(361)
Other income and expenditures	(725)	(775)
Restructuring costs	(165)	(103)
Total	(890)	(878)

Other non-operating items

Short-term fluctuations in investment returns on other operations

The positive short-term fluctuations in investment returns for other operations of £5 million (2017: £26 million) include unrealised value movements on financial instruments held outside of the main life operations.

Other items

Other items include the results attaching to disposal of businesses of negative £(588) million (2017: positive £218 million) and the amortisation of acquisition accounting adjustments of negative £46 million (2017: negative £61 million) arising mainly from the REALIC business acquired by Jackson in 2012. The loss related to the disposal of businesses relates primarily to the £(508) million pre-tax loss following the reinsurance of £12 billion UK annuities to Rothesay Life in March 2018.

A.4.2	Leasing

The Group does not hold any individually material leasing arrangement. The Group’s operating and finance lease arrangements relate principally to properties as described further below, and are differentiated between operating and finance leases.

Operating leases

Prudential as a lessee

As at 31 December 2018, Prudential’s UK headquartered businesses occupied 115 operating leases in the United Kingdom, Europe, Asia and Africa. These properties are primarily offices with some ancillary storage facilities. Prudential’s global headquarters is located in London. Of the remainder, the most significant holdings are offices in London and Reading in England, Stirling in Scotland and Mumbai in India. Of the 115 operating leases, 100 are held leasehold and the rest 15 are short-term serviced offices.

The 2018 Group IFRS consolidated income statement includes minimum operating lease rental payments made by the Group of £139 million (2017: £123 million).

Prudential as a lessor

Investment properties principally relate to the UK with-profits fund (including its property fund subsidiaries) and are carried at fair value. The Group’s policy is to let investment properties to tenants through operating leases.

Solvency and Financial Condition Report 2018   Prudential plc    14

A.  Business and Performance

The 2018 income statement includes rental income from investment properties of £927 million (2017: £876 million), including income from property funds consolidated by the Group, and direct operating expenses including repairs and maintenance arising from these properties of £56 million (2017: £82 million).

Finance leases

Prudential as a lessee

The Group’s portfolio of investment properties comprises both freehold and leasehold properties. Investment properties of £5,825 million (31 December 2017: £5,689 million) are held under finance leases. These finance leases are arrangements which grant very long leases with a large payment made upfront with minimal ground rent payable on an annual basis.

Prudential as a lessor

Prudential does not have any material finance leasing arrangements where Prudential acts as a lessor.

A.5	Any other information

An additional analysis of the premiums, benefits and claims, acquisition costs and other expenditure of the Group’s insurance operations by geographical region on an IFRS basis is provided below.

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the years presented:

	Section	2018 £m	2017 £m
Gross premiums earned	A.5.1	47,224	44,005
Outward reinsurance premiums		(14,023)	(2,062)
Earned premiums, net of reinsurance		33,201	41,943
Investment return	A.5.4	(10,263)	42,189
Other income		1,993	2,258
Total revenue, net of reinsurance		24,931	86,390
Benefits and claims		(27,411)	(71,854)
Outward reinsurers’ share of benefit and claims		13,554	2,193
Movement in unallocated surplus of with-profits funds		1,289	(2,871)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	A.5.2	(12,568)	(72,532)
Acquisition costs and other expenditure	A.5.3	(8,855)	(9,993)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(410)	(425)
(Loss) gain on disposal of businesses and corporate transactions		(80)	223
Remeasurement of the sold Korea life business		-	5
Total charges, net of reinsurance and gain (loss) on disposal of businesses		(21,913)	(82,722)
Share of profits from joint ventures and associates, net of related tax		291	302
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)		3,309	3,970
Less tax charge attributable to policyholders’ returns		326	(674)
Profit before tax attributable to shareholders		3,635	3,296

Solvency and Financial Condition Report 2018   Prudential plc    15

A.  Business and Performance

A.5.1 Comparison of gross premiums earned with the prior period

	2018 £m	2017 £m
Asia	16,469	15,688
US	17,656	15,164
UK and Europe	13,061	13,126
Unallocated to a segment (Africa)	38	27
Total	47,224	44,005

The gross premiums earned of £47,224 million under IFRS in 2018 excludes £1,446 million (2017: £2,164 million) of premiums for policies which are classified as investment contracts without discretionary participation features under IFRS 4 ‘Investment Contracts’ and recorded as deposits. These amounts are included in gross premiums earned within the Solvency II template S.05.01.02. The increase in gross premiums earned from 2017 to 2018 was primarily due to an addition of £3.7 billion from the agreement entered into by Jackson with John Hancock Life in October 2018 to assume 100 per cent of their group pay-out annuity business. The gross premiums earned of £48,670 million under Solvency II, including investment contracts, is analysed by line of business as follows:

	Gross premiums earned £m
	Health insurance	Insurance with-profit participation	Index- linked and unit-linked insurance	Other life insurance	Accepted life reinsurance	Non- life	Total
2018	863	21,132	16,362	10,198	24	91	48,670
2017	836	20,514	18,147	6,559	24	89	46,169

The analysis of the premiums of the Group’s insurance operations provided below is on an IFRS basis and therefore excludes premiums from investment contracts without discretionary participation features.

Gross premiums earned for insurance operations total £47,224 million in 2018, up 7 per cent from £44,005 million in 2017. The increase of £3,219 million is primarily driven by growth of £2,492 million in the US operations and £781 million in the Asia operations, marginally offset by a decline of £65 million in the UK and Europe operations.

Asia

Gross premiums earned reflect the aggregate of single and regular premiums of new business sold in the year and premiums on annual business sold in previous years.

Gross premiums for Asia have increased by £781 million or 5 per cent from £15,688 million in 2017 to £16,469 million in 2018 on an actual exchange rate basis. Excluding the impact of exchange translation, gross earned premiums in Asia have increased by 9 per cent from 2017 to 2018, from £15,168 million on a constant exchange rate in 2017 to £16,469 million in 2018.

The Group’s focus on quality is undiminished with regular premium contracts accounting for majority of sales as well as the mix of health and protection products. This favourable mix provides a high level of recurring income and an earnings profile that is significantly less correlated to investment markets.

In 2018, Hong Kong sales have increased during the year, with higher sales levels from Mainland China visitors to Hong Kong driving positive momentum over the course of the year. In China, sales grew in the fourth quarter. In Singapore, sales were higher driven by agency and bancassurance channels, pricing actions and favourable product mix shifts. Indonesia continues to experience a challenging market environment, which was compounded by the adverse impact of higher yields and hence sales were lower. Despite these headwinds, the Group is investing in business to strengthen its distribution capabilities, upgrading its systems and refreshing its product propositions to meet customer needs.

United States

Gross premiums have increased by 16 per cent from £15,164 million in 2017 to £17,656 million in 2018 on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US have increased by 21 per cent from £14,638 million in 2017 to £17,656 million in 2018. In October 2018, Jackson entered into an agreement with John Hancock Life to assume the risk on 100 per cent of their group pay-out annuity business, increasing gross premiums earned by £3.7 billion. Excluding the premiums from this transaction, gross premiums decreased slightly from the prior year on a constant exchange rate basis.

United Kingdom and Europe

Gross premiums for UK and Europe life business of £13,061 million are in line with 2017. New sales continue to be driven by the popular PruFund ISA proposition. Reflecting this performance, total PruFund assets under management of £43 billion as at 31 December 2018 were 20 per cent higher than at the start of the year, driven by positive net flows of £8.5 billion.

Solvency and Financial Condition Report 2018   Prudential plc    16

A.  Business and Performance

A.5.2 Comparison of benefits and claims (including the movement in unallocated surplus of with-profits funds) with the prior period

	2018 £m	2017 £m
Asia*	(8,775)	(18,269)
US	(8,790)	(31,205)
UK and Europe*	5,016	(23,047)
Unallocated to a segment (Africa)	(19)	(11)
Total	(12,568)	(72,532)
*	The Asia and UK benefits and claims exclude intra-group reinsurance transactions.

The analysis of the benefits and claims of the Group’s insurance operations provided above is on an IFRS basis and therefore excludes benefits and claims from investment contracts without discretionary participation features.

The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds. Movement for each Group operation is described below.

Claims incurred and increase in policyholder liabilities totalling £(12,568) million in 2018 include £(34) million of claims handling expenses but exclude £(1,443) million of charges in respect of policies which are classified as investment contracts without discretionary participation features under IFRS 4 ‘Investment Contracts’. A reconciliation of the amounts shown in the Group IFRS financial statements to that shown in Solvency II template S.05.01.02 is shown below:

	2018 £m	2017 £m
Benefits and claims and movement in unallocated surplus, net of reinsurance as disclosed in the Group IFRS financial statements	(12,568)	(72,532)
Remove movement in unallocated surplus of with-profits funds	(1,289)	2,871
Remove Claims handling expenses	34	33
Add Charges for investment contracts without discretionary participation features	(1,443)	(1,950)
Benefits and claims, net of reinsurance within the Solvency II template S.05.01.02	(15,266)	(71,578)

The amount of £(15,266) million within the Solvency II template S.05.01.02, excluding claims handling expenses but including the charges for investment contracts, is analysed by line of business as follows:

	Claims incurred and changes in other technical provisions - net of reinsurance £m
	Health insurance	Insurance with-profit participation	Index- linked and unit-linked insurance	Other life insurance	Accepted life reinsurance	Non- life	Total
2018	(326)	(12,311)	(4,887)	2,436	(135)	(43)	(15,266)
2017	(487)	(26,755)	(37,708)	(6,412)	(178)	(38)	(71,578)

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

Asia

In 2018, the charge for benefits and claims and movement in unallocated surplus of with-profits funds totalled £(8,775) million, representing a decrease of £9,494 million compared with the charge of £(18,269) million in 2017. The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2018 £m	2017 £m
Claims incurred, net of reinsurance	(4,925)	(5,118)
(Increase) in policyholder liabilities, net of reinsurance	(4,969)	(12,049)
Movement in unallocated surplus of with-profits funds	1,119	(1,102)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(8,775)	(18,269)

In general, the growth in policyholder liabilities in Asia over the years shown above reflects the combined growth of new business and the in-force books in the region.

The variations in the increases or decreases in policyholder liabilities in individual years were, however, primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuation of the policyholder liabilities of the Asia operations’ with-profits policies with the funds’ investment performance.

The decrease in investment return in 2018, mainly driven by unfavourable equity market performances across the region as compared with strong growth in 2017 and unrealised bond losses as a result of higher interest rates, resulted in a related decrease in the charge for benefits and claims in the year.

Solvency and Financial Condition Report 2018   Prudential plc    17

A.  Business and Performance

United States

In 2018, the charge for benefits and claims has decreased by £22,415 million to £(8,790) million compared with £(31,205) million in 2017. The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2018 £m	2017* £m
Claims incurred, net of reinsurance	(14,667)	(11,583)
Decrease/(Increase) in policyholder liabilities, net of reinsurance	5,877	(19,622)
Benefits and claims, net of reinsurance	(8,790)	(31,205)
*

The comparative results have been re-presented from previously published for a reclassification between Claims incurred, net of reinsurance and Increase in policyholder liabilities, net of reinsurance.

The year-on-year movement in claims incurred for US operations as shown in the table above also includes the effect of translating the US dollar results into pound sterling at the average exchange rates for the year.

The charges in each year comprise amounts in respect of variable annuity and other business. The year-on-year movement is principally driven by the movement in the investment return on the assets backing the variable annuity separate account liabilities. This has decreased in 2018 compared to 2017 due to relatively less favourable US equity markets in the current year. The decrease in policyholder liabilities in 2018 as a result of equity market movements is partially offset by an increase in the liability for variable guarantees in the year and an increase from the reinsurance agreement entered into by Jackson in November 2018 to acquire a closed block of group pay-out annuity business from John Hancock Life Insurance Company. The transaction resulted in an increase to policyholder liabilities of £4.1 billion at the inception of the contract.

United Kingdom and Europe

The overall result for benefits, claims and the transfer to unallocated surplus has decreased to a credit of £5,016 million in 2018 compared with a £(23,047) million charge in 2017. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the change in policyholder liabilities by type of business:

	2018 £m	2017 £m
Claims incurred, net of reinsurance	(10,903)	(11,101)
Decrease (increase) in policyholder liabilities, net of reinsurance:
SAIF	852	349
Shareholder-backed annuity business	13,938	897
Unit-linked and other non-participating business	1,388	(1,479)
With-profits (excluding SAIF)	(429)	(9,944)
	15,749	(10,177)
Movement in unallocated surplus of with-profits funds	170	(1,769)
Benefits and claims and movement in unallocated surplus, net of reinsurance	5,016	(23,047)

Claims incurred in the UK and Europe operations of £(10,903) million in 2018 are in line with £(11,101) million incurred in 2017.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment return. In 2018, the result for benefits and claims is also significantly impacted by the reinsurance of £12.0 billion of the shareholder annuity liabilities to Rothesay Life.

In aggregate, as a result of lower market returns in 2018 compared with 2017 and the aforementioned reinsurance transaction, there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving from a net charge of £(23,047) million in 2017 to a net credit of £5,016 million in 2018.

SAIF is a ring-fenced fund with no new business written. Policyholder liabilities in SAIF reflect the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For shareholder-backed annuity business, the decrease in policyholder liabilities, net of reinsurance in the income statement of £13,041 million during 2018 is principally due to the reinsurance of the £12.0 billion annuity liabilities to Rothesay Life as referred to above and also negative net flows reflecting the run-off of the remaining annuity portfolio. In addition, the decreases/(increases) in policyholder liabilities in any given period include the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities and other altered assumptions, including mortality where relevant, together with net flows into this line of business.

For unit-linked business, the primary driver of the variations in the movement in the policyholder liabilities is due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

Solvency and Financial Condition Report 2018   Prudential plc    18

A.  Business and Performance

A.5.3 Acquisition costs and other expenditure

	2018 £m	2017* £m
Asia	(3,866)	(4,053)
US	(2,077)	(2,257)
UK and Europe	(2,360)	(3,206)
Unallocated to a segment and intra-segment elimination	(552)	(477)
Total	(8,855)	(9,993)
*	The 2017 comparative results have been re-presented following the adoption of IFRS 15.

Total acquisition costs and other expenditure of £(8,855) million in 2018 is 11 per cent lower than the £(9,993) million incurred in 2017. In general, acquisition costs and other expenditure comprise acquisition costs incurred for insurance policies, change in deferred acquisition costs, operating expenses and movements in amounts attributable to external unit holders. Movements in amounts attributable to external unit holders of consolidated investment funds reflect the change in the overall returns in these funds in the period that is attributable to third parties.

Asia

Total acquisition costs and other expenditure for Asia in 2018 are £(3,866) million compared with £(4,053) million in 2017. The decrease of £187 million from 2017 to 2018 includes a favourable exchange translation impact of £147 million. Excluding the effect of currency volatility, total acquisition costs and other expenditure have decreased by £40 million from 2017 to 2018.

United States

Total acquisition costs and other expenditure for US in 2018 are £(2,077) million representing a decrease of £180 million compared with £(2,257) million in 2017. The decrease of £180 million includes a favourable exchange translation impact of £78 million. Excluding the currency volatility, the total acquisitions and other expenditure have decreased by £102 million from 2017 to 2018.

The decrease in acquisition costs and other expenditure for US in 2018 compared to 2017 on an actual exchange basis is primarily due to the inclusion in 2018 of a credit of £416 million of negative ceding commissions arising from the group pay-out annuity business reinsurance agreement entered into by Jackson with John Hancock Life during the year and a reduction of £542 million of charges for broker-dealer fees in 2018, compared to 2017 following the exit of the US broker-dealer business announced in 2017. These decreases are partially offset by higher amortisation charge of deferred acquisition costs in 2018, which was £856 million higher than 2017.

United Kingdom and Europe

Total acquisition costs and other expenditure for UK and Europe have decreased by 26 per cent from £(3,206) million in 2017 to £(2,360) million in 2018.

The decrease in 2018 arises primarily from the decrease in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, such charges have decreased by £920 million from a charge of £(719) million in 2017 to a credit of £201 million in 2018. In addition, the 2018 other expenditure includes a credit of £166 million for the insurance recovery related to the costs of reviewing internally vesting annuities sold without advice after July 2008, compared to a charge of £225 million in 2017 to increase the provision held for the costs of this review.

Unallocated to a segment and intra-segment elimination

Other net expenditure represents a charge of £(552) million in 2018 and a charge of £(477) million in 2017. The reflects mainly higher restructuring costs of £165 million (2017: £103 million), which include investment spend of £99 million in relation to M&GPrudential merger and transformation bringing the cumulative cost to £143 million since the project began. Other restructuring costs relate to efficiency and change programmes across the Group, for example the rationalisation of US locations in 2018.

Solvency and Financial Condition Report 2018   Prudential plc    19

A.  Business and Performance

A.5.4 Additional analysis of investment return by geographical region

An additional analysis of the Group’s investment return of £(10,263) million as shown in the IFRS income statement by geographical region is provided below.

	2018 £m	2017 £m
Asia	(2,154)	8,995
US	(4,788)	18,533
UK and Europe	(3,437)	14,584
Unallocated to a segment and intra-segment elimination	116	77
Total	(10,263)	42,189
Analysed by Group IFRS financial statements asset classes:
Investment properties	1,102	1,421
Loans	853	951
Equity securities and portfolio holdings in unit trusts	(13,998)	33,691
Debt securities	1,760	7,456
Other investments (including derivatives)*	20	(1,330)
Total	(10,263)	42,189
*	Includes exchange gains and losses.

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

The investment balances and percentages as quoted in the subsequent paragraphs are referenced to the 31 December 2018 Group IFRS consolidated statement of financial position.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	2018 £m	2017 £m
Interest/dividend income (including foreign exchange gains and losses)	1,669	1,685
Investment (depreciation) appreciation*	(3,823)	7,310
Total	(2,154)	8,995
*	Investment appreciation/depreciation comprises net realised or unrealised gains or losses on the investments.

In Prudential’s Asia operations, debt securities account for 55 per cent and 54 per cent of the total investment portfolio as at 31 December 2018 and 2017, respectively, with equities comprising 38 per cent and 39 per cent, respectively. The remaining portion of the total investment portfolio were primarily loans and deposits with credit institutions. Investment return has decreased from a gain of £8,995 million in 2017 to a loss of £(2,154) million in 2018. This decrease primarily reflects the year-on-year adverse change in investment depreciation of £10,507 million driven by unfavourable debt and equity market performance. Rising interest rates across a number of Asia markets and in the US led to unrealised bond losses in the period, as well as unrealised loss on US treasuries held by certain business units. In addition, equity market movements were unfavourable during the year with the MSCI Asia excluding Japan index down 14 per cent and the S&P 500 index down 6 per cent. The adverse movements in the returns on equities have a more significant impact on the with-profits funds and unit-linked business in Asia.

United States

The table below provides an analysis of investment returns attributable to US operations for the years presented:

	2018 £m	2017 £m
Investment return of investments backing US separate account liabilities	(6,792)	19,198
Other investment return	2,004	(665)
Total	(4,788)	18,533

In the US, investment return has decreased from a gain of £18,533 million in 2017 to a loss of £(4,788) million in 2018. This £23,321 million unfavourable change arises from the decrease of £25,990 million in the investment return of investments backing variable annuity separate account liabilities from a gain of £19,198 million in 2017 to a loss of £(6,792) million in 2018, partially offset by an increase in other investment returns from a loss of £(665) million 2017 to a gain of £2,004 million in 2018. The lower separate account return is primarily driven by the fall in equity markets over the year. The S&P 500 index is 6 per cent lower than 2017. The increase of £2,669 million in other investment returns primarily arises as a result of realised gains from derivatives held to manage interest rate and equity risk exposures in 2018 compared to losses in 2017 as discussed in note B1.2 to the Group IFRS financial statements.

Solvency and Financial Condition Report 2018   Prudential plc    20

A.  Business and Performance

United Kingdom and Europe

The table below provides an analysis of investment return attributable to the UK and Europe operations for the years presented:

	2018 £m	2017 £m
Interest/dividend income	5,951	6,183
Investment (depreciation) appreciation and other investment returns	(9,388)	8,401
Total	(3,437)	14,584

In Prudential’s UK and Europe operations, equities account for 29 per cent and 31 per cent of the total investment portfolio as at 31 December 2018 and 2017, respectively. Debt securities comprise 46 per cent and 46 per cent and investment properties account for 10 per cent and 8 per cent as at 31 December 2018 and 2017. The remaining 15 per cent and 15 per cent of the total investment portfolio as at 31 December 2018 and 2017, respectively, relate to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £86 billion as at 31 December 2018 (31 December 2017: £95 billion), 70 per cent (31 December 2017: 64 per cent) consist of corporate debt securities.

Interest and dividend income has decreased by £232 million from £6,183 million in 2017 to £5,951 million in 2018. The lower income in 2018 mainly arises from the decrease in interest income following the reinsurance of £12.0 billion of the UK shareholder-backed annuity portfolio to Rothesay Life.

The decrease in investment appreciation (depreciation) and other investment return of £17,789 million from a gain of £8,401 million in 2017 to a loss of £(9,388) million in 2018 principally reflects higher unrealised losses in debt and equity securities in 2018 compared to 2017. Increase in interest rates and credit spreads in 2018 led to losses on fixed income assets. The FTSE index was down 12 per cent in 2018 compared to an 8 per cent increase in 2017.

Solvency and Financial Condition Report 2018   Prudential plc    21

B.  System of Governance

B.   System of Governance

(Unaudited)

B.1  General information on the system of governance

B.1.1 Board governance

The Company has dual primary listings in London (premium listing) and Hong Kong and has therefore adopted a governance structure based on the UK and Hong Kong Corporate Governance Codes (the UK and HK Codes).

The Group is headed by a Board led by the Chairman. As at 31 December 2018, the Board was made up of 16 Directors, of which a majority, excluding the Chairman, are independent Non-executive Directors (NEDs). Further details of the roles of the Chairman, Group Chief Executive, Senior Independent Director, Committee Chairs and the NEDs can be found below.

The Board is collectively responsible to shareholders for the long-term sustainable success of the business through:

—	Approving the Group’s long-term strategic objectives, annual budgets and business plans, as recommended by the Group Chief Executive and any material changes to them;
—	Monitoring the implementation of strategic objectives, annual budgets and business plans;
—	Establishing the Company’s purpose, values and strategy and satisfying itself that these are aligned with the Group’s culture; and
—	Assessing and monitoring culture, including alignment with policy, practices, behaviours and risk appetite.

Specific matters are reserved for decision by the Board, including:

—	Approving dividend policy and determination of dividends;
—	Approval of strategic projects;
—	Approval of the three-year business and financial plan;
—	Approval of the Group’s full and half-yearly results announcements and any other periodic financial reporting;
—	Responsibility for an effective system of internal control and risk management;
—	Overseeing the Group’s corporate social responsibility programmes; and
—	Ensuring effective engagement with, and encouraging participation from, key stakeholder groups.

Governance framework

The Group has established a governance framework for the business which is designed to promote appropriate behaviours across the Group.

The governance framework includes the key mechanisms through which the Group sets strategy, plans its objectives, monitors performance, considers risk management, holds business units to account for delivering on business plans and arranges governance.

The Group Governance Manual (the Manual) sets out the policies and procedures under which the Group operates, taking into account statutory, regulatory and other relevant matters.

Business units manage and report compliance with the Group-wide mandatory requirements and standards set out in the Manual through annual attestations. This includes compliance with our risk management framework.

The content of the Manual is reviewed regularly, reflecting the developing nature of both the Group and the markets in which it operates, with significant changes on key policies reported to the relevant Board Committee.

Solvency and Financial Condition Report 2018   Prudential plc    22

B.  System of Governance

Board roles

Chairman – Paul Manduca
The Chairman is responsible for the leadership and governance of the Board, ensuring its smooth and effective running in discharging its responsibilities to the Group’s stakeholders and managing Board business.

Managing Board business

—   Responsible for setting the Board agenda, ensuring the right issues are brought to the Board’s attention through collaboration with the Group Chief Executive and the Group General Counsel and Company Secretary

—   Facilitating open, honest and constructive debate among Directors. When chairing meetings, ensuring there is sufficient time to consider all topics, all views are heard and all Board members, and in particular Non-executive Directors, have an opportunity to constructively challenge management

—   Meeting with Non-executive Directors throughout the year. In 2018, the Chairman met with Non-executive Directors without Executive Directors being present on four occasions

—   Ensuring information brought to the Board is accurate, clear, timely and contains sufficient analysis appropriate to the scale and nature of the decisions to be made

—   Promoting effective reporting of Board Committee business at Board meetings through regular Committee Chair updates

Membership and composition of the Board

—   Leading the Nomination & Governance Committee in succession planning and the identification of potential candidates, having regard to the skills and experience the Board needs to fulfil its strategy, and making recommendations to the Board

—   Considering the development needs of the Directors so that Directors continually update their skills and knowledge required to fulfil their duties, including the provision of a comprehensive induction for new Directors

—   Maintaining an effective dialogue with the Non-executive Directors to encourage engagement and maximise their contributions

Governance

—   Leading the Board’s determination of appropriate corporate governance and business values, including ethos, values and culture at Board level and throughout the Group

—   Working with the Group General Counsel and Company Secretary to ensure continued good governance

—   Acting as key contact for independent chairs of Material Subsidiaries

—   Meeting with the independent chairs of the Group’s Material Subsidiaries on a regular basis and reporting to the Board on the outcome of those meetings

Relationship with the Group Chief Executive

—   Discussing broad strategic plans with the Group Chief Executive prior to submission to the Board

—   Ensuring the Board is aware of the necessary resources to achieve the strategic plan

— Providing support and advice to the Group Chief Executive

Relations with shareholders and other stakeholders

—   Representing the Board externally at business, political and community level. Presenting the Group’s views and positions as determined by the Board

—   Playing a major role in the Group’s engagement with regulators

—   Balancing the interests of different categories of stakeholders, preserving an independent view and ensuring effective communication

—   Engaging in a programme of meetings with key shareholders throughout the year and reporting to the Board on the issues raised at those meetings

External positions

—   Approving Directors’ external appointments prior to them being accepted, taking into account the required time commitment and escalating consideration of conflicts of interests to the Nomination & Governance Committee as needed

Solvency and Financial Condition Report 2018   Prudential plc    23

B.  System of Governance

Group Chief Executive – Mike Wells	Senior Independent Director – Philip Remnant

The Group Chief Executive leads the Executive Directors and senior executives and is responsible for the operational management of the Group on behalf of the Board on a day-to-day basis:

—   Responsible for the implementation of Board decisions

—   Establishes processes to ensure operations are compliant with regulatory requirements

—   Sets policies, provides day-to-day leadership and makes decisions on matters affecting the operation, performance and strategy of the Group, seeking Board approval for matters reserved to the Board

—   Supported by the Group Executive Committee which he chairs and which receives reports on performance and implementation of strategy for each business unit and discusses major projects and other activities related to the attainment of strategy

—   Chairs the Chief Executive’s Committee meetings which are held weekly to review matters requiring approval under the Group’s framework of delegated authorities

—   Keeps in regular contact with the Chairman and briefs him on key issues

—   Meets with key regulators worldwide

—   Leads on day-to-day effective stakeholder engagement

The Senior Independent Director acts as an alternative conduit to the Board for shareholder concerns and leads the evaluation of the Chairman:

—   Acts as a sounding board for the Chairman, providing support in the delivery of the Chairman’s objectives

—   Leads the Non-executive Directors in conducting the Chairman’s annual evaluation

—   Holds meetings with Non-executive Directors without management being present, typically at least once a year to evaluate the performance of the Chairman

—   Offers meetings to major shareholders to provide them with an additional communication point on request and is generally available to any shareholder to address concerns not resolved through normal channels

Committee chairs	Non-executive Directors

Each of the Committee Chairs is responsible for the effective operation of their respective Committees:

—   Responsible for the leadership and governance of their Committee

—   Sets the agenda for Committee meetings

—   Reports to the Board on the activities of each Committee meeting and the business considered, including, where appropriate, seeking Board approval for actions in accordance with the Committees’ terms of reference

—   Works with the Group General Counsel and Company Secretary to ensure the continued good governance of each Committee during the year

—   In addition to Committee duties, the Chairs of the Audit and Risk Committees act as key contact points for the independent chairs of the audit and risk committees of the Material Subsidiaries

All of the Non-executive Directors are deemed to be independent and together have a wide range of experience which can be applied to attain the strategic aims of the Group through:

—   Constructive and effective challenge

—   Providing strategic guidance and offering specialist advice

—   Scrutinising and holding to account the performance of management in meeting agreed goals and objectives

—   Serving on at least one of the Board’s principal Committees

—   Engaging with Executive Directors and other senior management at Board and Committee meetings as well as at site visits, training sessions and on an informal basis

—   Taking part in one-to-one meetings with the Group Strategy team and participation in the annual Strategy Away Day

Material changes in the system of governance

Governance structures are kept under review to ensure they suit the needs of the business and stakeholders. In relation to the governance of both the Prudential and the M&GPrudential Groups, work has been undertaken to help ensure a smooth transition and ensure that both Groups have boards properly composed to meet their future strategic needs. As Chief Executive of M&GPrudential, Mr Foley will step down from the Board at the conclusion of the 2019 AGM as part of the demerger transition. Having taken into account the changed shape of the Prudential Group post-demerger and the reduced number of business units, the Board has taken a decision that the roles of Chief Executive Prudential Corporation Asia and Chief Executive Officer of Jackson Holdings LLC will no longer be Executive Director roles on the Board, although will continue to serve on the Group Executive Committee. As announced to the market on 28 February 2019, all of these Board changes will take effect from the conclusion of Prudential’s 2019 Annual General Meeting on 16 May 2019.

Solvency and Financial Condition Report 2018   Prudential plc    24

B.  System of Governance

B.1.2 Board Committees and decision making

The Board has established four principal committees whose functions are summarised below:

BOARD

Nomination and Governance Committee	Remuneration Committee	Audit Committee	Risk Committee
Chair Paul Manduca	Chair Anthony Nightingale	Chair David Law	Chair Howard Davies

—   Keeps leadership needs under review in support of the Group’s strategic objectives

—   Develops succession planning for the Board and senior executives based on merit against objective criteria promoting diversity in all areas

—   Oversees development of a diverse pipeline in succession planning

—   Monitors the Group’s diversity initiatives

—   Recommends appointments to the Board, its principal Committees and appointments of non-executive chairs to the boards of Material Subsidiaries

—   Oversees the governance of Material Subsidiaries and the Group’s overall governance framework

—   Ensures there is a formal and transparent process for establishing the Directors’ Remuneration Policy

—   Approves individual remuneration packages of the Chairman, Executive Directors, senior executives and Material Subsidiary non-executive directors

—   Approves the overall Remuneration Policy for the Group

—   Reviews the design and development of share plans and approves and assesses performance targets where applicable and ensures alignment with the Group’s culture

—   Reviews workforce remuneration practices and policies when setting executive remuneration

—   Responsible for the integrity of the Group’s financial reporting, including scrutinising accounting policies

—   Monitors the effectiveness of internal control and risk management systems, including compliance arrangements

—   Monitors the effectiveness and objectivity of internal and external auditors

—   Approves the internal audit plan and recommends the appointment of the external auditor

—   Leads on and oversees the Group’s overall risk appetite, risk tolerance and strategy

—   Approves the Group’s risk management framework and monitors its effectiveness

—   Supports the Board and management in embedding and maintaining a supportive culture in relation to the management of risk

—   Provides advice to the Remuneration Committee on risk management considerations to inform remuneration decisions

Terms of reference for the principal Committees can be accessed at www.prudential.co.uk/investors/governance-and-policies/board-committees-terms-of-reference

The Board has established a Standing Committee which can meet as required to assist with any business of the Board. It is typically used for ad hoc or urgent matters which cannot be delayed until the next scheduled Board meeting. All Directors are members of the Standing Committee and have the right to attend all meetings and receive papers. Notice of a Standing Committee meeting is sent to all Directors and if an individual is unable to attend, he/she can give comments to the Chairman or Group Company Secretary ahead of the meeting for consideration by the Standing Committee. Before taking decisions on any matter, the Standing Committee must first determine that the business it is considering is appropriate for a Committee of the Board and does not properly need to be brought before the whole Board. All Standing Committee meetings are reported in full to the next scheduled Board meeting. Over 2018, the Company held five meetings of the Standing Committee. This governance structure allows for fast decision-making where necessary, while ensuring that the full Board has oversight of all matters under consideration and all Non-executives can contribute.

In accordance with the Guidance on Systems of Governance published by EIOPA on Solvency II, Prudential has deemed its key functional areas to be Risk, Internal Audit, Compliance and Actuarial. These key functional control areas provide regular reports to the respective Board Committees.

It is the responsibility of the Audit Committee to review the adequacy of resources, qualifications and experience of internal audit and compliance and their training programmes. The Audit Committee also approves their annual work plans and monitors significant internal audit findings and key control findings from Compliance reviews. In addition, the Actuarial Function reports annually to the Audit Committee on its resources and the activities undertaken over the year.

Solvency and Financial Condition Report 2018   Prudential plc    25

B.  System of Governance

It is the responsibility of the Risk Committee to review the remit of the Risk function including adequacy of resourcing, access to information and independence from management.

Further information of the key functions, ie Risk, Compliance, Internal Audit and Actuarial is given in Sections B.3.2, B.4.2, B.5 and B.6, respectively.

B.1.3 Remuneration policy

Principles of remuneration policy

Prudential’s remuneration policy and practices ensure that the business units and the Group Head Office have an effective approach in place to reward its employees in an appropriate way which:

—	Aligns incentives to business objectives in order to support the delivery of Group and business unit business plans and strategies;
—	Enables the recruitment and retention of high calibre employees and incentivises them to achieve success for their business unit and the Group; and
—	Is consistent with the organisation’s risk framework and appetites.

The principles of the remuneration policy are:

—	Pay for Performance;
—	Tailored to the relevant market;
—	Interest in Prudential shares;
—	Business unit and Group focus;
—	Shareholder value creation;
—	Fair and transparent system for all;
—	Designed to minimise regulatory and operational risk; and
—	Safeguards to avoid conflicts of interest

Remuneration architecture

Both fixed and variable remuneration is assessed against market data and internal relativities on an annual basis and balanced so that the fixed component represents a sufficiently high proportion of the total remuneration to avoid employees being overly dependent on the variable components and to allow the Group and business units to operate a fully flexible bonus policy, including the ability to pay no variable component.

Annual bonus measures include various combinations of business unit financial and/or strategic targets, Group financial targets, functional targets and individual performance reflecting the level, nature and scope of the role and the practice in the market in which the business unit operates.

Currently awards are made at the discretion of the relevant business unit and determined based on business and individual performance and potential, and market practice. Awards made under the Prudential Long Term Incentive Plan (PLTIP) generally include Group and/or, where relevant, business unit financial metrics.

The LTIP awards of employees in Group Head Office and senior executives within the business units are made under the Prudential LTIP scheme and include a Group target.

Prudential does not operate supplementary pension or early retirement schemes. None of the current Executive Directors and Group Executive Committee members participate in the Group’s defined benefits schemes, all of which are closed to new members, but allow future accrual for existing members which include some key function holders.

The diagram below explains the structure of Executive Directors’ remuneration for 2018.

Solvency and Financial Condition Report 2018   Prudential plc    26

B.  System of Governance

B.1.4 Material transactions with Directors and shareholders

Executive officers and Directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2018 and 2017, other transactions with Directors were not deemed to be significant both by virtue of their size and in the context of the Directors’ financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm’s length transactions.

Apart from these transactions with Directors, no Director had interests in shares, transactions or arrangements that require disclosure, other than those given in the Directors’ remuneration report in the Group’s 2018 Annual Report.

There have been no material transactions with shareholders outside the normal course of business.

B.2 Fit and proper requirements

For the calendar year to up to 10 December 2018, the Group has ensured that the Board and Key Function Holders are fit and proper through implementation of a Group Fit and Proper Policy. Following the implementation of the Senior Managers and Certification Regime (SMCR) on 10 December 2018, the Group Fit and Proper Policy has been replaced by separate Fit and Proper Policies for Group Head Office and M&GPrudential, respectively. The two policy approaches are set out below.

Solvency and Financial Condition Report 2018   Prudential plc    27

B.  System of Governance

Group Fit and Proper Policy (up to 10 December 2018)

An annual certification process is carried out, whereby Group Head Office and business units confirm compliance with the Group Governance Manual, which includes the Fit and Proper Policy. The Policy applies to:

—	All persons approved as PRA Senior Insurance Management Functions;
—	All persons approved as FCA Significant Influence Functions;
—	All persons defined as Key Function Holders and notified to the regulator; and
—	All persons defined as Notified NEDs and notified to the regulator.

In addition, some of the requirements are applicable to those performing a key function. On this basis the fit and proper requirements explicitly apply to Prudential’s UK Solvency II regulated entities listed below and the Group Head Office:

—	The Prudential Assurance Company Limited; and
—	Prudential Pensions Limited.

Group Head Office and M&GPrudential Fit and Proper Policies (from 10 December 2018)

The implementation of the Senior Managers and Certification Regime has provided an opportunity to streamline the administration of the Fit and Proper Policy by splitting it into one policy covering Group Head Office and one policy covering M&GPrudential.

The Group Head Office Policy applies to Prudential Group Head Office (GHO) and to individuals carrying out the below roles for Group identified under Senior Managers & Certification Regime (SMCR) and the Solvency II Directive:

—	Persons approved by the PRA and/or the FCA as holding Senior Management Functions (SMFs) including approved NEDs;
—	Persons defined as Standard NEDs and notified to the regulator;
—	Persons defined as holding a Certification Function; and
—	Persons identified as Key Function Performers (KFPs) under the Solvency II Directive.

The M&GPrudential policy applies to:

—	All persons approved by the PRA and/or the FCA as holding Senior Management Functions (SMFs) including approved NEDs;
—	All persons defined as Key Function Holders and notified to the regulator;
—	All persons defined as Standard NEDs and notified to the regulator; and
—	All persons defined as holding a Certification Function.

B.2.1 Fit and proper criteria

Business units (including the Group Head Office) listed above ensure that individuals to whom this policy applies fulfil the following requirements:

—	Honesty, integrity and reputation, ie that they will be open and honest in their dealings and able to comply with the requirements imposed on them;
—	Competence and capability, ie that they have the necessary skills to carry on the function they are to perform; and
—	Financial soundness.

B.2.2 Processes for assessments

Processes for initial assessment of fitness and propriety

Business units within the scope of the fit and proper policy have processes for assessing the fitness and propriety of persons covered, including a number of direct questions and independent checks. These processes are described below:

—	During the recruitment process and before any regulatory application is made, business units conduct an assessment of the person’s fitness:
—	The person’s professional and formal qualifications;
—	Knowledge and relevant experience within the insurance sector, other financial sectors or other businesses; and
—	Where relevant, the insurance, financial, accounting, actuarial and management skills of the person.
—

During the recruitment process and before any regulatory application is made, business units conduct an assessment of the person’s propriety, including integrity, honesty, and financial soundness, based on evidence regarding their character, personal behaviour and business conduct, including any criminal, financial and supervisory checks; and

—	In relation to outsourced key functions, business units identify an individual who is responsible for assessing the fitness and propriety of the service provider.

Solvency and Financial Condition Report 2018   Prudential plc    28

B.  System of Governance

Processes for ongoing assessment of fitness and propriety

Business units gather sufficient evidence, at least annually, to assess the ongoing fitness and propriety of individuals captured by the Senior Managers and Certification Regime, including KFPs and Notified NEDs. This includes an assessment of whether the individuals are adhering to the relevant PRA/FCA Conduct Standards and Rules.

Business units’ compliance functions are notified where there is a change in the fit and proper status of any Significant Influence Functions, Senior Management Functions or Key Function Holder.

Business units notify the PRA and FCA of any change to the fit and proper status of Senior Management Functions, Significant Influence Functions or Key Function Holders, including instances of where these individuals have been replaced because they are no longer fit and proper.

Business units notify the PRA and FCA as soon as reasonably practicable when a breach has occurred in the Conduct Standards/Rules that has a material impact on the assessment of an individual’s fitness and propriety.

Business units notify Group Compliance as soon as reasonably practicable in the event of a breach of these Policy requirements.

B.3 Risk management system including the own risk and solvency assessment (ORSA)

B.3.1 Risk governance and culture, the risk management cycle, and risk appetite

Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives, a proactive Board and senior management providing oversight of risks, mechanisms and methodologies to review, discuss and communicate risks, and risk policies and standards to ensure risks are identified, measured, managed, monitored and reported.

Prudential defines ‘risk’ as the uncertainty that is faced in implementing the Group’s strategies and achieving its objectives successfully, and includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group’s risk appetite and philosophy towards risk-taking.

The following section provides more detail on Prudential’s risk governance, risk culture and risk management process.

Risk governance and culture

Prudential’s risk governance comprises the Board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and the business units establish to make decisions and control their activities on risk-related matters. It includes individuals, Group-wide functions and committees involved in overseeing and managing risk.

The risk governance structure is led by the Group Risk Committee, supported by independent non-executives on risk committees of Material Subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

The Group Risk Committee reviews the Group Risk Framework and recommends changes to the Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported.

Culture is a strategic priority of the Board, who recognise its importance in the way that the Group does business. Risk culture is a subset of Prudential’s broader organisational culture, which shapes the organisation-wide values that Prudential uses to prioritise risk management behaviours and practices.

An evaluation of risk culture forms part of the Group Risk Framework and in particular seeks to identify evidence that:

—	Senior management in business units articulate the need for effective risk management as a way to realise long-term value and continuously support this through their actions;
—	Employees understand and care about their role in managing risk – they are aware of and discuss risk openly as part of the way they perform their role; and
—	Employees invite open discussion on the approach to the management of risk.

The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Solvency and Financial Condition Report 2018   Prudential plc    29

B.  System of Governance

Prudential’s Code of Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk policies which require that the Group act in a responsible manner. This includes, but is not limited to, policies on anti-money laundering, financial crime and anti-bribery and corruption. The Group’s third-party supply policy ensures that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

The risk management cycle

The risk management cycle comprises processes to identify; measure and assess; manage and control; and monitor and report on our risks.

Risk identification

Group-wide risk identification takes place throughout the year as the Group’s businesses undertake a comprehensive bottom-up process to identify, assess and document its risks. This concludes with an annual top-down identification of the Group’s key risks, which considers those risks that have the greatest potential to impact the Group’s operating results and financial condition and is used to inform risk reporting to the risk committees and the Board for the year.

Our risk identification process also includes the Group’s Own Risk and Solvency Assessment (ORSA), as required under Solvency II, and horizon-scanning performed as part of our emerging risk management process.

In accordance with provision C.2.1 of the UK Code, the Directors perform a robust assessment of the principal risks facing the Company through the Group-wide risk identification process, Group ORSA report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated.

Solvency and Financial Condition Report 2018   Prudential plc    30

B.  System of Governance

Reverse stress testing, which requires the Group to ascertain the point of business model failure, is another tool that helps it to identify the key risks and scenarios that may have a material impact on the Group.

The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group’s annual set of key risks are given enhanced management and reporting focus.

Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group’s internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and processes and controls around model changes and limitations.

Risk management and control

The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives and are detailed in the Group risk policies. These focus on aligning the levels of risk-taking with the achievement of business objectives and can only provide reasonable, and not absolute assurance, against material misstatement or loss.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group’s ORSA. These risk policies define:

—	The Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
—	The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
—	The flows of management information required to support the measurement and management of the Group’s material risks and to meet the needs of external stakeholders.

The methods and risk management tools Prudential employs to mitigate each of our major categories of risks are detailed in the further risk information section below.

Risk monitoring and reporting

The identification of the Group’s key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

Risk appetite, limits and triggers

The extent to which Prudential is willing to take risk in the pursuit of its business strategy and objective to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers and indicators. The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group’s aggregate risk appetite, and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility which is aimed at ensuring that an appropriate level of aggregate risk is taken. Appetite is also defined for the Group’s financial and non-financial risks. Further detail is included in sections 5 and 6, as well as covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide further constraint and defined points for escalation.

Capital requirements

Limits on capital requirements aim to ensure that the Group meets its internal economic capital requirements, achieves its desired target rating to meet its business objectives, and ensures that supervisory intervention is not required. The two measures used at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

Solvency and Financial Condition Report 2018   Prudential plc    31

B.  System of Governance

Liquidity

The objective of the Group’s liquidity risk appetite is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business-as-usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

Earnings volatility

The objectives of the Group’s appetite and aggregate risk limits on earnings volatility seek to ensure that variability is consistent with the expectations of stakeholders; that the Group has adequate earnings (and cash flows) to service debt and expected dividends and to withstand unexpected shocks; and that earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies. The volatility of earnings is measured and monitored on operating profit and EEV operating profit bases, although IFRS and EEV total profits are also considered.

B.3.2 Risk function

The Group’s risk governance arrangements, which support the Board, the Risk Committee and the Audit Committee, are based on the principles of the ‘three lines of defence’ model: risk taking and management, risk control and oversight, and independent assurance.

Within the three lines of defence model, the Risk function is structurally independent of the First Line and is responsible for risk control and oversight. While the First Line has responsibility for risk taking which is managed within clear parameters, the Risk function assists the Board to formulate, and then implement, the approved Risk Appetite and Limit Framework, risk management plans, risk policies, risk reporting and risk identification processes. The Risk function also reviews and assesses the risk taking activities of the First Line, where appropriate, challenging the actions being taken to manage and control risks and approving any significant changes to the controls.

Broadly, the Risk function has the following responsibilities:

—

Coordinating identification and assessment of key risks to establish the risk profile used as a basis for setting qualitative risk appetite statements and quantitative limits, management information received by the risk committees and the Board, assessment of solvency needs and determining appropriate stress and scenario testing;

—	Providing overall coordination and control of the effectiveness and efficiency of risk management processes and systems;
—	Supporting the Board and management in embedding and maintaining a supportive culture in relation to risk management;
—

In terms of the design and implementation of the internal model, Risk delegates operational and development aspects to the Actuarial function, particularly with respect to the risk modelling, methodology and assumptions underlying the solvency calculation. Through oversight and the internal model validation process, Risk ensures that the development of the internal model is within the framework of model governance and remains fit for purpose;

—	Reporting on material exposures against risk appetite which also includes ongoing developments in Group’s top and emerging risks;
—	Providing input and review of public and regulatory disclosures, such as the annual Solvency and Financial Condition Report (SFCR);
—	Performing and documenting ORSA, undertaking stress and scenario testing including Reverse Stress Testing and informing key areas of risk based decision making; and
—	Considering material findings from regulatory reviews and interactions with regulators which impact on risk governance or risk management processes.

In order to fulfil these responsibilities, Risk often liaises with other functions (eg Actuarial and Compliance) to provide technical expertise or advice throughout the risk management cycle.

B.3.3 Internal model

The Solvency II internal model is a key risk management tool and is used to calculate the Solvency II and ECap capital requirements.

Scope of the internal model

For calculating Group Solvency Capital Requirement (SCR), Prudential adopts a combination of the following two methods:

—	Method 1: the Accounting Consolidation method; and
—	Method 2: the Deduction and Aggregation method.

Solvency and Financial Condition Report 2018   Prudential plc    32

B.  System of Governance

Method 1 applies to all related undertakings of the Group (except for the US insurance undertakings discussed below). These undertakings include:

—	The insurance and reinsurance undertakings in the UK and Asia, for which the assets and liabilities are valued on a Solvency II basis; and
—	Asset managers and unregulated entities, valued using sectoral rules and notional sectoral rules respectively.

Method 2 applies to the US insurance undertakings including: Brooke Life Insurance Company, Jackson National Life Insurance Company, Jackson National Life Insurance Company of New York and Squire Reassurance Company II. For these entities the Solvency II surplus is valued under the US local Risk Based Capital regime, on the basis of the US provisional equivalence.

Internal model governance and controls

The Prudential plc Board is responsible for the governance and oversight of the internal model supported by the Group Risk Committee, Group Executive Risk Committee and Senior Management.

The duties of the Group Risk Committee include:

—	Annually reviewing the overall effectiveness of the internal model;
—	Reviewing and approving the overall methodology and key assumptions used in the internal model for determining economic and regulatory capital requirements for the Group; and
—	Reviewing the appropriateness of any proposed major change in the internal model and making recommendations to the Board as required.

The Group Executive Risk Committee has established two sub-committees to monitor the development, implementation and maintenance of the internal model:

—

Technical Actuarial Committee (TAC): The TAC is responsible for setting the methodology and assumptions for valuing the Group’s assets, liabilities and capital requirements under Solvency II and the Group’s internal economic capital basis; and

—

Solvency II Technical Oversight Committee (STOC): The STOC is responsible for the overall governance and oversight of the group-wide Solvency II internal model. Its key objectives are to ensure that the internal model remains compliant with regulatory requirements, operates effectively and is appropriate for use across the Group.

Equivalent committees are in place within M&GPrudential and Prudential Corporation Asia to provide appropriate oversight around the internal model at business unit level, with direct reporting and escalation in place between Group and business unit committees where required.

There is a consistent group-wide documentation framework that applies to Solvency II policies, standards and documentation and specifies group-wide standards in relation to document maintenance, documentation of expert judgement and document management and control. This ensures that the internal model is well documented to the level where a third party can understand the design and objectives of the internal model and any expert judgment applied and potentially reproduce the results.

Material changes to the internal model governance

The Model Change Policy was updated in the period. The policy formed part of the Major Model Change application in 2017, as approved by the PRA on 19 April 2018. The changes were a redesign of the process for classification of model change and a revision to the materiality threshold for the classification, in addition to a number of clarifications being made throughout the Policy. Otherwise, there have been no material changes to the internal model governance during the reporting period.

Validation process

Internal model validation (IMV) is a key aspect of the system of governance for the internal model. The Group Risk Model Oversight (GRMO) function within Group Risk provides independent assurance that the internal model remains fit for purpose. The objective of GRMO is to carry out an ongoing programme of risk-based assurance activity that independently supports both the Solvency II regulatory requirements and, where applicable, the internal governance requirements in respect of other non-regulatory internal model metrics, such as ECap. The process aims to provide assurance as to the reliability of the internal model for senior management and the Board, as well as acting as an incentive for the model’s ongoing improvement. A regular cycle of validation is currently in place, and regularly reports to STOC in respect of the methodology and calibration of the internal model. Group-wide Operating Standards (GwOS) support the Group governance policies for internal model governance, providing additional details around specific requirements that the Group Head Office and business units must meet.

Solvency and Financial Condition Report 2018   Prudential plc    33

B.  System of Governance

B.3.4 Own Risk and Solvency Assessment (ORSA)

The Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, assessing, controlling, monitoring and reporting the risks to which the business is exposed, and of assessing the capital necessary to ensure that the Group’s solvency needs are met at all times.

The Group ORSA Report consolidates the analysis and outcomes of these processes and provides a quantitative and qualitative assessment of the Group’s risk profile and solvency needs, on a forward looking basis, incorporating the Group’s strategy and business plan. The report is prepared at least annually, and out of cycle if there is a significant change in the Group’s risk profile which requires a re-evaluation of the risks and solvency position of the Group.

ORSA related processes and the timing of the Group ORSA Report are linked to key strategic decision making processes.

The Group ORSA Report informs the Group Risk input into the Board Strategy Away Day, which sets the strategic direction and basis for the next Business Plan. The Risk Assessment of the Business Plan is then a key ORSA component and inputs into the next Group ORSA Report, and the cycle continues.

The table below sets out the key responsibilities of the ORSA stakeholders in the production of the ORSA report.

Stakeholder	Key responsibilities
Prudential plc Board	Approving the Group ORSA Report for submission to the PRA
Group Risk Committee	Advising the plc Board on the review of the Group ORSA report
Group Executive Risk Committee	Reviewing the ORSA report ahead of the Group Risk Committee
Group Chief Risk Officer	Ownership of the Group ORSA report

The Group’s risk management system is designed to ensure adequate protection of policyholder and other stakeholder interests. Within this risk management system, the Group holds capital with the objective of ensuring that the aggregate risk of not being able to meet liabilities as they fall due is kept to an acceptably low level. To meet this objective, the Group calculates capital requirements on a number of different bases including regulatory and internal bases, and has set out risk appetite relating to a number of these measures.

The Group’s key capital metrics are:

—

ECap: the internal capital measure that has specifically been developed to reflect management’s view of the economic risks to which the Group is exposed and the capital available to support these risks;

—

Group regulatory capital: Solvency II is the Group’s current regulatory capital basis, determined using the Group’s internal model, calibrated to the rules and requirements of the Solvency II directive;

—

Local solvency: local solvency requirements refer to the capital that individual Group subsidiaries are required to hold based on applicable local statutory regulations. Business unit requirements are monitored at the Group as they are key drivers of business unit remittances and injections.

The Group announced in August 2018 that the Hong Kong Insurance Authority would be the group-wide supervisor after the demerger, and the Group will be regulated under a new Group-wide Supervisory framework which is currently under development.

B.4 Internal control system

B.4.1 Overview

The Board is responsible for ensuring that an appropriate and effective system of internal control and risk management is in place across the Group. The framework of risk management and internal controls centres on clear delegated authorities to ensure Board oversight and control of important decisions. The framework is underpinned by the Group Code of Business Conduct, which sets out the ethical standards the Board requires of itself, employees, agents and others working in the Group. The framework is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Group Governance Manual (the Manual) sets out delegated authorities and establishes the requirements for subsidiaries to seek approvals from or report to Group Head Office. Group-wide standards are established through policies and other governance arrangements. These policies are also included within the Manual. Internal controls and processes, based on the provisions established in the Manual, are in place across the Group. These include controls covering the preparation of financial reporting. The operation of these controls and processes facilitates the preparation of reliable financial reporting and the preparation of local and consolidated financial statements in accordance with the applicable accounting standards, and requirements of the Sarbanes-Oxley Act. These controls include certifications by the chief executive and chief financial officer of each business unit with respect to the accuracy of information provided for use in preparation of the Group’s consolidated financial reporting, and the assurance work carried out in respect of US reporting requirements.

Solvency and Financial Condition Report 2018   Prudential plc    34

B.  System of Governance

The Board has delegated authority to the Audit Committee to review the framework and effectiveness of the Group’s systems of internal control. The Audit Committee is supported in this responsibility by the assurance work carried out by Group-wide Internal Audit and the work of the business unit audit committees, which oversee the effectiveness of controls in each respective business unit.

Formal review and effectiveness of controls

Formal review of controls

A formal evaluation of the systems of internal control and risk management is carried out at least annually. Prior to the Board reaching a conclusion on the effectiveness of the systems in place, the full report is considered by the Disclosure Committee and Audit Committee, with risk-specific disclosures within the report also reviewed by the Risk Committee. This evaluation takes place prior to the publication of the Annual Report.

As part of the evaluation, the chief executive and chief financial officer of each business unit, including Group Head Office, certify compliance with the Group’s governance policies and the risk management and internal control requirements. The Group Risk function facilitates a review of the matters identified by this certification process. This includes the assessment of any risk and control issues reported during the year, risk and control matters identified and reported by the other Group oversight functions and the findings from the reviews undertaken by Group-wide Internal Audit, which carries out risk-based audit plans across the Group. Issues arising from any external regulatory engagement are also taken into account.

For the purposes of the effectiveness review, the Group has followed the FRC Guidance on Risk Management, Internal Control and Related Financial and Business Reporting. In line with this guidance, the certification provided above does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group’s interests. However, the relevant Group company which is party to the joint venture must, in respect of any services it provides in support of the joint venture, comply with the requirements of the Group’s internal governance framework.

Effectiveness of controls

In accordance with provision C.2.3 of the UK Code and provisions C.2.1 and C.2.2 of the HK Code, the Board reviewed the effectiveness and performance of the system of risk management and internal control during 2018. This review covered all material controls, including financial, operational and compliance controls, risk management systems, budgets and the adequacy of the resources, qualifications, experience of staff of the Group’s accounting, internal audit and financial reporting functions. The review identified a number of areas for improvement, particularly in respect of the general IT control environment, and the necessary actions that have been or are being taken. The Audit Committees at Group and subsidiary level collectively monitor outstanding actions regularly and ensure sufficient resource and focus is in place to resolve them within a reasonable time frame.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout the period and up to the date of this report, and confirms that the system remains effective.

B.4.2 Compliance function

Overview

The roles and responsibilities of Prudential’s compliance functions are outlined in the Group Compliance Policy (within the Group Governance Manual), which requires all business units to maintain appropriate compliance arrangements. The Policy requires all business units to include the following activities within the role and responsibilities of their compliance functions:

—	Advising and guiding the business unit management and appropriate governance committees on compliance with all applicable laws, regulations and administrative provisions;
—	Advising and guiding the business unit management and appropriate governance committees on legal and regulatory change, including the likely impact on the business unit;
—	Coordinating business unit regulatory compliance risk identification and assessments;
—	Advising on the design of policies, procedures, systems and controls to promote compliance within the business;
—	Advising on compliance training;
—	Risk-based oversight, monitoring and review of business unit regulatory compliance arrangements; and
—	Reporting regulatory compliance matters, regulatory compliance risk and regulatory change.

Solvency and Financial Condition Report 2018   Prudential plc    35

B.  System of Governance

Under the Policy, a ‘compliance function’ may be any department which provides such ‘second line’ oversight in respect of specific regulatory compliance risks. Prudential’s compliance functions assist management in identifying, assessing and reporting on regulatory compliance risks and the development of compliance plans.

Management information and reporting

The Group Compliance Policy provides for three types of management information:

(i)	Regular compliance reporting: business units provide Group Compliance with the following:
—	Annual attestation of compliance with Group Compliance Policy;
—	Business unit Compliance Plan on annual basis;
—	Quarterly reporting on progress and updates to the plan; and
—	Regular reporting which includes at a minimum significant communications with regulators.
(ii)	Ad-hoc reporting of issues raised by regulators, Board Committees or Executive management; and
(iii)

Escalation of significant incidents or issues including material compliance events which could have a significant impact to the business unit or potentially impact the Group’s relationship with its lead UK regulators.

B.5 Internal audit function

How the internal audit function is implemented

The work of Group-wide Internal Audit is part of the overall Internal Control Framework of the Prudential Group in that it operates as a ‘third-line of defence’ in providing independent and objective internal control assurance.

Group-wide Internal Audit’s primary objective is to assist the Board, Group Executive Committee, Group Audit Committee and Group Risk Committee in protecting the assets, reputation and sustainability of the organisation through the assessment and reporting of the overall effectiveness of risk management, control and governance processes across the Group; and by appropriately challenging Executive Management to improve the effectiveness of those processes.

The audit department is led by the Group-wide Internal Audit Director, who is accountable to the Group Audit Committee through a functional reporting line to the Chair of the Committee and, for management purposes, to the Group Chief Executive Officer. In accordance with the Group-wide Internal Audit internal audit policy (‘the Charter’), each of the Group’s business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. The function also has a Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide Internal Audit’s own standards and methodology. Internal audit resources, plans, budgets and its work are overseen by both the Group Audit Committee and the relevant Business Unit Audit Committee.

Group-wide Internal Audit activity is not restricted in scope in any way and is empowered by the Group Audit Committee to audit all parts of the Prudential Group and has full access to any of the organisation’s records, physical properties and personnel. All employees are required to assist Group-wide Internal Audit in fulfilling its roles and responsibilities.

The Group-wide Internal Audit Director submits an annual audit plan to the Group Audit Committee for review and approval. Individual business unit audit plans are also agreed with the relevant business unit Audit Committee. The annual audit plan is based on prioritisation of the identified ‘audit universe’ using an ‘audit needs’ risk-based methodology, incorporating input from Group and business unit stakeholders and is subject to ongoing review.

Group-wide Internal Audit adheres to the Institute of Internal Auditors requirements as set out in the Institute of Internal Auditors’ ‘Code of Ethics’ and ‘International Standards for the Professional Practice of Internal Auditing’, and the Chartered Institute of Internal Auditor’s revised guidance, ‘Effective Internal Audit in the Financial Services Sector’.

Group-wide Internal Audit adheres to the requirements for internal audit functions set out in the Solvency II Directive 2009/138/EC (Level 1 text) Article 47 and Delegated Regulation (EU) 2015/35 (Level 2 text) Article 271.

Group-wide Internal Audit adheres to the requirements of the Senior Insurance Managers Regime and the Group’s Fit and Proper Policy.

How the internal audit function maintains its independence and objectivity

Group-wide Internal Audit maintains its independence and objectivity in the discharge of its responsibilities, and appropriate reporting lines are in place to support this goal:

—

The audit department is led by the Group-wide Internal Audit Director, who is accountable to the Group Audit Committee through a functional reporting line to the Chair of the Committee and, for management purposes, reports to the Group Chief Executive Officer. The Group-wide Internal Audit Director also has direct access to the Chairman of the Board;

Solvency and Financial Condition Report 2018   Prudential plc    36

B.  System of Governance

—

The Group-wide Internal Audit Director reports audit related matters to the Group Audit Committee and communicates directly with the Group Audit Committee through attendance at its meetings, as well as attending those of each business unit Audit Committee;

—

The Group-wide Internal Audit Director, in consultation with the Group Chief Executive Officer, is empowered to attend and observe all or part of Group Executive Committee meetings and any other key management decision making committees and activities, as appropriate;

—

In accordance with the Group-wide Internal Audit Charter, each of the Group’s business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director as functional head, while recognising local legislation or regulation, as appropriate. The Group-wide Internal Audit Director will consider the independence, objectivity and tenure of the Audit Directors when performing their appraisals;

—

The function also has an autonomous Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide Internal Audit’s own standards and methodology;

—

The assessment of the adequacy and effectiveness of the Risk Management, Compliance and Finance functions is within the scope of Group-wide Internal Audit and, as such, Group-wide Internal Audit is independent of these functions and is neither responsible for nor part of them;

—

Group-wide Internal Audit staff are expected to exhibit the highest level of professional objectivity in carrying out their duties; must make a balanced assessment of all relevant circumstances; remain impartial; and seek to avoid any professional or personal conflict of interest; and

—

Group-wide Internal Audit has a Conflicts of Interest register. Potential conflicts are recorded and monitored by the Group-wide Internal Audit Quality Assurance Director, including a quarterly review of reported conflicts to assess appropriate management oversight. Where deemed necessary, the Quality Assurance team reviews audits where a potential conflict has been identified to ensure conformance with Group-wide Internal Audit policy.

B.6 Actuarial function

Prudential’s Group Actuarial Function is responsible for the activities set out in Article 48 of the Solvency II Directive. Overall responsibility for these activities rests with the Group Actuarial Function Holder. These functional responsibilities are carried out locally by the UK Chief Actuary (who is the key function holder for Actuarial for The Prudential Assurance Company Limited), the Prudential Corporation Asia Regional Director Actuarial, and the Jackson Chief Actuary. The Group Technical Actuarial Committee, which is a sub-committee of the Group Executive Risk Committee, is the management governance body for reviewing the activities undertaken by the Group Actuarial Function.

An annual report on the activities undertaken by the Group Actuarial Function is provided to the Group Audit Committee. The report includes details of any deficiencies identified and recommendations as to how such deficiencies should be remedied.

The key activities undertaken by the Group Actuarial Function are summarised below.

Coordination and oversight of the calculation of technical provisions

The Group Actuarial Function applies a range of methods to gain comfort that the calculations of technical provisions are reliable and adequate on an ongoing basis, including: maintenance of Group-wide policies and standards requiring business unit attestations, Group and business unit review of methodologies and assumptions and business unit review of data and models.

An annual report on the reliability and adequacy of the calculation of Solvency II technical provisions is provided to the Group Audit Committee to support their review of the Group’s annual Quantitative Reporting Templates.

Under US equivalence for Solvency II, Jackson’s regulatory available capital and risk based capital are reflected in the Group’s consolidated Solvency II results. Within Jackson’s regulatory available capital, the statutory liabilities are valued in line with local regulatory requirements (rather than Solvency II requirements) and are signed off by the Jackson Appointed Actuary as required by US regulations. Jackson’s liabilities are therefore not part of the Group’s Solvency II technical provisions and are not within the scope of the Group Actuarial Function’s oversight activities under Article 48 of the Solvency II Directive.

Opinions on the overall underwriting policy and the adequacy of reinsurance arrangements

Annual opinions on the Group underwriting policy and the adequacy of reinsurance arrangements are provided to the Group Executive Risk Committee, with any material issues escalated to the Group Risk Committee. These opinions are based on reviews of Group policies governing underwriting, supported by business unit actuarial opinions on the appropriateness of local underwriting policies and the adequacy of reinsurance within the business units.

Solvency and Financial Condition Report 2018   Prudential plc    37

B.  System of Governance

Contribution to the effective implementation of the risk management system

The Group Actuarial Function contributes to the development and maintenance of the Group’s Solvency II internal model, and the related risk modelling calibrations, within Group Risk’s governance framework. This work also includes development and maintenance of the Group’s multi-term economic capital model, in line with Group Risk’s requirements. Oversight of this activity is provided by the Group Executive Risk Committee and the Group Risk Committee.

Other activities

In addition to fulfilling the tasks of the Actuarial Function at Group level, the Group Actuarial Function has supported the Group Audit Committee in its responsibilities with respect to external financial reporting and has provided input into the methodologies and best estimate assumptions used for IFRS and European Embedded Value (EEV) reporting.

B.7	Outsourcing

B.7.1 Description of the Group outsourcing and third-party supply policy

Third-party management is embedded within Prudential’s Group Risk Framework. It forms part of the Group’s Operational Risk Categorisation and a qualitative operational risk appetite statement for third-party management is in place. Underpinning the appetite statement, Limits and Triggers exist which are monitored regularly by business units and the Group.

Additionally, the Group has requirements for the management of outsourcing and third-party supply arrangements through a Group Third-Party Supply Policy. The policy is well established within the Group Risk Framework and has objectives to:

—	Provide a consistent Group-wide definition of third-party supply, outsourcing and intra-group outsourcing, and provide clarification of what may be considered ‘critical’;
—

Summarise the Group’s due diligence/selection criteria for critical outsource and third-party supply arrangements, including whether the arrangement breaches any data protection regulations or other similar laws;

—	Define the minimum contractual requirements for outsourcing and third-party supply arrangements and critical outsourcing and third-party supply arrangements;
—

Describe the management and monitoring requirements for critical outsourcing and third-party supply arrangements, including the required governance structures, associated roles and responsibilities and supervisory authority notification requirements;

—	Define reporting and escalation principles at business unit and Group levels for critical outsourcing and third-party supply arrangements; and
—	Define the additional requirements where a critical third-party supply arrangement is classified as Outsourcing, including the notification requirements to the supervisory authority.

Prudential is committed to making sure the Group has a robust, well managed outsourced and third-party supplier network, with established requirements for the management of outsourcing and third party supply arrangements across the Group, including contractual requirements, the ongoing monitoring of such relationships and the reporting and escalation framework that supports the identification of critical supplier arrangements. Business units may also adopt their own supporting policies and reporting procedures at a local level.

As part of the Group’s minimum standards, all business units are expected to take into consideration local legislation, including (where relevant) the requirements of the UK Modern Slavery Act and local and international law regarding the detection and prevention of Modern Slavery. As part of the selection process for a possible critical outsource or third party supply arrangement, this would include an assessment of the risks of the provider breaching the United Nations Universal Declaration of Human Rights.

Business units have the capacity to make the purchasing decisions that are relevant for their individual needs and market. However, the overall process is informed by the Group standards.

Business units and their respective procurement teams are expected to undertake due diligence before engaging a new supplier, especially critical suppliers. As part of the selection process, all of the employees are expected to ensure that third-party supply arrangements are entered into with consideration of the content of the Group Code of Business Conduct and in compliance with the Group’s Outsourcing and Third-Party Supply Policy. Supplier relationships are also actively managed, with ongoing due diligence, review meetings and, if required, audits.

Solvency and Financial Condition Report 2018   Prudential plc    38

B.  System of Governance

B.7.2 Group’s profile of critical or important operational functions or activities

Across the Group, the most common category of critical suppliers and outsourcing arrangements is Support Services and Administration which broadly cover activities such as, but not limited to, human resources, data management, employee healthcare services, general office and customer services. This is followed closely by Finance and Investments which is mainly comprised of investment operations, fund administration and banking facilities such as payments and custodian services. Technology and Infrastructure comprise the remaining types of arrangements.

In 2018, M&GPrudential signed a new partnership with Tata Consultancy Services (TCS), a global leader in IT, business process and digital services, to enhance service for our UK and Europe savings and retirement customers. This included the administration of over four million life and pensions contracts being moved from Capita to Diligenta, the FCA-regulated subsidiary of TCS, on 1 August 2018, with a contractual commitment of full transfer by 2022. In addition, further services primarily related to the UK and Europe’s annuities business transferred to Diligenta on 1 October 2018. Responsibility for the operation of some of the Group’s IT infrastructure transferred to TCS on 1 May 2018.

The tables below, as at 31 December 2018, which are from the perspective of our material business units, show the types of arrangements (including intra-group arrangements) taking place across the Group and the jurisdiction of service providers.

Table 1. Types of arrangements across the Group by business unit receiving the service

	Asia Operations	Group Head Office	UK and Europe Operations	US Operations

Finance and Investments	●	●	●	●

Infrastructure	●		●

Support Services and Administration	●	●	●	●

Technology	●	●	●	●

Table 2. Types of intra-group arrangements across the Group by business unit receiving the service

	Asia Operations	Group Head Office	UK and Europe Operations	US Operations

Finance and Investments	●		●	●

Infrastructure			●

Support Services and Administration	●	●	●	●

Technology	●	●

The majority of intra-group arrangements relate to Finance and Investments services, mainly comprised of fund/mandate administration where the Group utilises the capability of its internal asset managers. Infrastructure services are provided to UK businesses by Group Corporate Property. Support Services and Administration and Technology services are also provided across many of our Group entities.

Table 3. Jurisdiction of non-local service providers by type of arrangements and business unit

Jurisdiction of service providers
		Asia	EU	South Africa	US
Finance and Investments	Asia Operations	●	●	●	●
Support Services and Administration		●	●		●
Technology		●
Support Services and Administration	UK and Europe Operations	●

B.8 Any other information

Information on the Group’s assessment of the effectiveness of systems of internal control and risk management is provided in Section B.4.1 above.

Solvency and Financial Condition Report 2018   Prudential plc    39

C.  Risk Profile

C. Risk Profile

(Unaudited)

ECap is the primary risk metric for monitoring the Group’s aggregate risk profile for risks that can be quantified and against which capital is held. It provides a framework for measuring risks on a common economic basis across the Group and is designed to reflect the long-term nature of the business and risks the Group is exposed to.

The calibration of the ECap metric, however, does not fully comply with the requirements of the Solvency II Directive and therefore is not used for Pillar 1 regulatory purposes. The Solvency II Pillar 1 SCR is a risk-based measure calculated using the Group’s internal model that reflects the specifics of the Group’s businesses and risks, and is calibrated to the rules and requirements of the Solvency II Directive. The PRA has also approved the use of a Deduction and Aggregation method as set out in Article 233 of the Solvency II Directive to incorporate the Group’s US insurance entities, which are included at 150 per cent of the US Risk Based Capital Company Action Level in the calculation of the Group SCR. The economic capital requirements and SCR provide an assessment of the risk profile of the Group and its business units.

The most material differences between Prudential’s ECap metric and the Pillar 1 SCR are set out below.

—

Treatment of with-profits funds: Prudential’s SCR is considered on a consolidated basis, incorporating both shareholder and policyholder funds capital requirements whereas the ECap metric is only considered from a shareholder perspective allowing for the economic interest in the policyholder funds;

—

Multi-term risk modelling: Under Solvency II Pillar 1, the SCR allows for an assessment of risk over a single-year time horizon. Prudential’s internal view is that many risks (eg longevity risk, credit risk, etc) are more appropriately considered over a longer time period and this view is reflected in the multi-term ECap calibration approach;

—

Treatment of Jackson: Capital required in respect of the Group’s US insurance entities is approved for inclusion in the SCR using the Deduction and Aggregation method with no allowance for diversification of risks with Prudential’s other business units. Under the ECap metric, the US insurance entities are assessed under Prudential’s economic capital model which allows for interaction/diversification across all business units;

—

Treatment of the risk margin: The ECap metric uses an alternative cost of capital for calculating the risk margin. Under the ECap metric, a risk margin is held only for risks which are subject to a single-year time horizon;

—

Liability discount rate: The ECap metric uses an economic ‘liquidity premium’ in addition to the discount rate for certain liabilities. This differs from the regulatory ‘matching adjustment’ and ‘volatility adjustment’ used under Solvency II; and

—

Asia surplus recognition: Compared to Solvency II Pillar 1, ECap uses a more economic definition of contract boundaries and no deductions are made to available capital due to ‘capital transferability’ tests.

While the above changes result in a different assessment of the level of risk between the ECap metric and the SCR, the material categories of risk are unchanged. The risk monitoring/mitigation actions outlined in this document are therefore considered appropriate under both bases.

The chart below shows the Group’s shareholder undiversified Solvency II SCR by risk category (including US insurance entities) to give an indication of the areas of key risk exposures:

The key risk exposures are discussed in the following sections.

Solvency and Financial Condition Report 2018   Prudential plc    40

C.  Risk Profile

The consolidated undiversified Solvency II SCR by risk category of the Group (including policyholder but excluding US insurance entities in line with quantitative reporting template S.25.02.02) is provided in the table in Section E.2.2. The key risk exposures are broadly consistent with that shown above.

C.1 Underwriting risk

Insurance risk makes up a significant proportion of Prudential’s overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The Group has appetite for retaining insurance risks in order to create shareholder value in the areas where it believes it has expertise and controls to manage the risk and can support such risk with its capital and solvency position.

The principal drivers of the Group’s insurance risk vary across its business units. At M&GPrudential, this is predominantly longevity risk. Across Asia, where a significant volume of health protection business is written, the most significant insurance risks are morbidity risk, persistency risk, and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business.

The Group manages longevity risk in various ways. Longevity reinsurance is a key tool in managing this risk. In March 2018, the Group’s longevity risk exposure was significantly reduced by reinsuring £12 billion in UK annuity liabilities to Rothesay Life, pursuant to a Part VII transfer of the majority of these liabilities expected to be completed by 30 June 2019. Although Prudential has withdrawn from selling new UK annuity business, given its significant annuity portfolio the assumptions it makes about future rates of improvement in mortality rates remain key to the measurement of its insurance liabilities and to its assessment of any reinsurance transactions. Prudential continues to conduct research into longevity risk using both experience from its annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, the rate of increase has slowed in recent years, and there is considerable volatility in year-on-year longevity experience, which is why it needs expert judgement in setting its longevity basis.

Prudential’s morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, Prudential writes significant volumes of health protection business, and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claim limits within its policies, either limits per type of claim or in total across a policy.

The Group’s persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is managed by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group’s financial results can vary but depends mostly on the value of the product features and market conditions.

Prudential’s insurance risks are managed and mitigated using the following:

—	The Group’s insurance and underwriting risk policies;
—	The risk appetite statements, limits and triggers;
—	Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
—	Using reinsurance to mitigate longevity and morbidity risks;
—	Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
—	Maintaining the quality of sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;
—	Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
—	Regular deep dive assessments.

Solvency and Financial Condition Report 2018   Prudential plc    41

C.  Risk Profile

Special purpose vehicles

There are no special purpose vehicles that fall into the definition under Article 211 of Solvency II Directive.

C.2 Market risk

The main drivers of market risk in the Group are:

—	Investment risk, which arises on our holdings of equity and property investments, the prices of which can change depending on market conditions;
—

Interest rate risk, which is driven by the valuation of Prudential’s assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and exposes it to the risk of those moving in a way that is detrimental; and

—	Foreign exchange risk, through translation of its profits and assets and liabilities denominated in various currencies, given the geographical diversity of the business.

The main investment risk exposure arises from the portion of the profits from the UK and Hong Kong with-profits funds which the shareholders are entitled to receive; the value of the future fees from the fee-earning products in the Asia business; and from the asset returns backing Jackson’s variable annuities business. Further detail is provided below.

The Group’s interest rate risk is driven by the need to match the duration of its assets and liabilities in the UK and Europe insurance business and the fixed annuity business in Jackson. Interest rate risk also arises from the guarantees of some non-unit-linked investment products in Asia; and the cost of guarantees in Jackson’s fixed index and variable annuity business. Further detail is provided below.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group’s market risks are managed and mitigated by the following:

—	Our market risk policy;
—	Risk appetite statements, limits and triggers;
—	Our asset and liability management programmes;
—	Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
—	The monitoring and oversight of market risks through the regular reporting of management information; and
—	Regular deep dive assessments.

Equity and property investment risk

In the UK and Europe business, the main investment risk arises from the assets held in the with-profits funds through the shareholders’ proportion of the funds’ declared bonuses and policyholder net investment gains (future transfers). This investment risk is driven mainly by equities in the funds and some hedging to protect against a reduction in the value of these future transfers is performed outside the funds. The UK with-profits funds’ Solvency II own funds, £9.6 billion as at 31 December 2018, helps to protect against market fluctuations and is protected partially against falls in equity markets through an active hedging programme within the fund.

In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business’ investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

While accepting the equity exposure that arises on future fees, the Group has limited appetite for exposures to equity price movements to remain unhedged or for volatility within policyholder guarantees after taking into account any natural offsets and buffers within the business.

Solvency and Financial Condition Report 2018   Prudential plc    42

C.  Risk Profile

Interest rate risk

Some products that Prudential offer are sensitive to movements in interest rates. As part of the Group’s ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained.

The Group’s appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

In the UK and Europe insurance business, interest rate risk arises from the need to match the cash flows of its annuity obligations with those from its investments. The risk is managed by matching asset and liability durations as well as continually assessing the need for use of any derivatives. Under Solvency II rules, interest rate risk also results from the requirement to include a balance sheet risk margin. The with-profits business is also exposed to interest rate risk through some product guarantees. Such risk is largely borne by the with-profits fund itself although shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products, including the Hong Kong with-profits business. This exposure exists because of the potential for asset and liability mismatch which, although it is small and managed appropriately, cannot be eliminated.

Jackson is affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. Interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits Prudential has in place help to ensure comfort with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection.

Foreign exchange risk

The geographical diversity of Prudential’s businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. The operations in the US and Asia, which represent a large proportion of operating profit and shareholders’ funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group IFRS financial statements when results are reported in UK sterling. This risk is accepted within our appetite for foreign exchange risk.

In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this currency exposure may be hedged where it is believed to be favourable economically to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

C.3 Credit risk

All of the financial data on the Group’s exposure in this section is provided based on the information as shown in the Group IFRS financial statements, on an IFRS basis.

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business.

Credit risk is the potential for reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract Prudential enters into being unable to meet their obligations causing it to suffer loss.

The Group has some appetite to take credit risk where it arises from profit-generating insurance activities, to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

Solvency and Financial Condition Report 2018   Prudential plc    43

C.  Risk Profile

A number of risk management tools are used to manage and mitigate this credit risk, including the following:

—	A credit risk policy and dealing and controls policy;
—	Risk appetite statements and limits that have been defined on issuers, and counterparties;
—	Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions;
—	The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
—	Regular assessments; and
—	Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio

Prudential’s UK and Europe business is exposed to credit risk on fixed income assets in the shareholder-backed portfolio. At 31 December 2018, this portfolio contained fixed income assets worth £21.6 billion. M&GPrudential’s debt portfolio reduced by £12.1 billion following the transfer of fixed income assets to Rothesay Life as part of the reinsurance agreement announced in March 2018. Credit risk arising from a further £64.3 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

Credit risk also arises from the debt portfolio in the Asia business, the value of which was £45.8 billion at 31 December 2018. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Jackson business £41.6 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products. Jackson’s general account portfolio increased by circa £4 billion due to the John Hancock acquisition.

The shareholder-owned debt and loan portfolio of the Group’s other operations was £2.0 billion (on an IFRS basis) as at 31 December 2018.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the Group IFRS financial statements.

Group sovereign debt

Prudential also invests in bonds issued by national governments. This sovereign debt represented 18 per cent or £14.4 billion of the shareholder debt portfolio as at 31 December 2018 (31 December 2017: 19 per cent or £16.5 billion). 3 per cent of this was rated AAA and 87 per cent was considered investment grade (31 December 2017: 90 per cent investment grade).

Bank debt exposure and counterparty credit risk

Prudential’s exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group.

The exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 31 December 2018, shareholder exposures by rating5 and sector6 are shown below:

—	95 per cent of the shareholder portfolio is investment grade rated. In particular, 66 per cent of the portfolio is rated A- and above (or equivalent); and
—	The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors).

C.4 Liquidity risk

C.4.1 Risk exposure and mitigation

Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities.

5	Based on hierarchy of Standard and Poor’s, Moody’s and Fitch, where available and if unavailable, other rating agencies or internal ratings have been used.
6

Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other. Excludes debt securities from other operations.

Solvency and Financial Condition Report 2018   Prudential plc    44

C.  Risk Profile

Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential external funds.

Prudential has no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. As at 31 December 2018, the Group has a total of £2.6 billion of undrawn committed facilities that can be made use of, expiring in 2023. In preparation for the demerger of M&GPrudential from Prudential plc, since the year end, these facilities have been replaced with two separate committed facilities totalling £3.5 billion expiring in 2024. Of this amount, £2.0 billion of committed facilities are held by Prudential plc and £1.5 billion of facilities are held by M&GPrudential. Up to the point of demerger, Prudential plc has access to the whole amount through an internal committed facility. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:

—	The Group’s liquidity risk policy;
—	Risk appetite statements, limits and triggers;
—	Regular assessment at Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
—

The Group’s Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;

—	Regular stress testing;
—	Our contingency plans and identified sources of liquidity;
—	The Group’s ability to access the money and debt capital markets;
—	Regular deep dive assessments; and
—	The Group’s access to external committed credit facilities.

C.4.2 Expected profit included in future premiums (EPIFP)

The Group is required to calculate and report the expected profit included in future premiums (EPIFP) in accordance with Article 260 of the Delegated Regulation. This calculation requires an assessment of the impact on insurance technical provisions (excluding the risk margin) if future premiums relating to in-force business were not received, regardless of the legal or contractual rights of policyholders to discontinue their policies. The calculation is carried out at the level of homogeneous risk groups, as defined in Article 35 of the Delegated Regulation. The calculation is not permitted to allow for corresponding impacts the removal of future premiums would have on other items of the Solvency II balance sheet (for example impacts this would have on deferred tax liabilities) or corresponding impacts on the SCR.

At 31 December 2018, the EPIFP was £10,959 million for the Group as shown on the attached template S.23.01.22. After allowing for the corresponding impacts on other balance sheet items, the contribution of the EPIFP to Group own funds is estimated to be around £9.4 billion. The SCR allows for risks relating to non-receipt of future premiums, and the SCR for persistency risk (see Section E.2.2) is £6.5 billion. Solvency II recognises EPIFP as high quality (Tier 1) capital, reflecting that future premiums on in-force business are a core part of the valuation of long term insurance contracts, along with the related claims and expenses relating to those future premiums.

C.5 Operational risk

Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes or has a detrimental impact to customers. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting environmental, social and governance (ESG) activities more broadly, any of which can expose the Group to operational risks. A large volume of complex transactions are processed by the Group across a number of diverse products, and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

Solvency and Financial Condition Report 2018   Prudential plc    45

C.  Risk Profile

The Group’s outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential’s products, both as market counterparties and as outsourcing partners. M&GPrudential outsources several operations, including a significant part of its back office, customer facing functions and a number of IT functions. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make the Group reliant on the operational performance of our outsourcing partners.

The Group’s requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included in embedded in the Group-wide framework and risk management for operational risk (see further, below). Third-party management forms part of the Group’s Operational Risk categorisations and a defined qualitative risk appetite statement, limits and triggers are in place.

The performance of the Group’s core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing and administration. The IT environment must also be secure and an increasing cyber risk threat needs to be addressed as the Group’s digital footprint increases and the sophistication of cyber threats continue to evolve – see separate information security risk sub-section below. The risk that Prudential’s IT infrastructure does not meet these requirements is a key area of focus for the Group, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Operational challenges also exist in keeping pace with regulatory changes This requires implementing processes to ensure Prudential is, and remains, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, interpret correctly, implement and/or monitor regulatory compliance. The change in Group-wide supervisor, and the supervisory framework, to which Prudential plc will be subject to after the demerger of M&GPrudential, means that additional processes, or changes to existing ones, may be required to ensure ongoing compliance. See the ‘Global regulatory and political risk’ section below. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group’s business-as-usual operations are not compliant. As well as prudential regulation, the Group focuses on conduct regulation, including those related to sales practice and anti-money laundering, bribery and corruption. There is a particular focus on regulations related to the latter in newer/emerging markets.

Group-wide framework and risk management for operational risk

The risks detailed above form key elements of the Group’s operational risk profile. In order to identify, assess, manage, control and report effectively on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:

—

Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business’s most significant risk exposures on a prospective basis;

—

An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;

—

A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and

—

An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group.

The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, technology and data, operations processes and extent of transformation.

Solvency and Financial Condition Report 2018   Prudential plc    46

C.  Risk Profile

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including the application of:

—

A transformation risk framework that assesses, manages and reports on the end-to-end transformation lifecycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;

—	Internal and external review of cyber security capability and defences;
—	Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
—	Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
—	Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
—	A framework in place for emerging risk identification and analysis in order to capture, monitor and allow the Group to prepare for operational risks that may crystallise beyond the short-term horizon;
—	Corporate insurance programmes to limit the financial impact of operational risks; and
—	Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group’s strategy.

C.6 Other material risks

C.6.1 ‘Macro’ risks

Some of the risks that the Group is exposed to are necessarily broad given the external influences which may impact on the business. These risks include:

—

Global economic conditions: Changes in global economic conditions can impact Prudential directly; for example, by leading to poor investment returns and fund performance, and increasing the cost of promises (guarantees) that have been made to our customers. Changes in economic conditions can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential’s products, as well as changing prevailing political attitudes towards regulation. This is a risk which is considered material at the level of the Group.

—

Geopolitical risk: The geopolitical environment may have direct or indirect impacts on the Group, and has seen varying levels of volatility in recent years as seen by political developments in the UK, the US and the Eurozone. Uncertainty in these regions, combined with continuing conflict in the Middle East and elevated tensions in East Asia and the Korean peninsula underline that geopolitical risks have potentially global and wide-ranging impacts; for example, through increased regulatory and operational risks, and changes to the economic environment.

—

Regulatory risk: Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes. The increasing shift towards macro-prudential regulation and the number of regulatory changes under way across Asia (in particular focusing on consumer protection) are key areas of focus, while both Jackson and M&GPrudential operate in highly regulated markets. Regulatory reforms can have a material impact on Prudential’s businesses. The proposed demerger of M&GPrudential will result in a change in Prudential’s Group-wide supervisor to the Hong Kong Insurance Authority. The Group is, led by the Group Chief Risk Officer, proactively engaging with the supervisor-elect on the supervisory framework that will apply to the Group after the demerger.

—

Technological change: The emergence of advanced technologies such as artificial intelligence and blockchain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. Technological change is considered from both an external and internal view. The external view considers the rise of new technologies and how this may impact on the insurance industry and Prudential’s competitiveness within it, while the internal view considers the risks associated with the Group’s internal developments in meeting digital change challenges and opportunities. Prudential is embracing the opportunities from new technologies, and any risks which arise from them are closely monitored.

—

Environmental, Social and Governance (ESG) risks: As a Group, responding effectively to those material risks with ESG implications is crucial in maintaining Prudential’s brand and reputation, and in turn its financial performance and its long-term strategy.

Solvency and Financial Condition Report 2018   Prudential plc    47

C.  Risk Profile

C.6.2 Global regulatory and political risk

Regulatory and political risks may impact on Prudential’s business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, new regulations at either national or international level, and specific regulator interventions or actions. Following the announcement in August 2018 that the Hong Kong Insurance Authority would become Prudential’s Group-wide supervisor after the demerger of M&GPrudential, constructive engagement with the supervisor-elect began in 2018 and continues in 2019.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential’s competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group’s ongoing engagement with government policy teams and regulators.

Efforts to curb systemic risk and promote financial stability are also underway. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including on-going assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following two key developments.

Prudential’s designation as a G-SII was last reaffirmed on 21 November 2016. The FSB, in conjunction with the IAIS, did not publish a new list of G-SIIs in 2017 and did not engage in G-SII identification for 2018 following IAIS’ launch of the consultation on the Holistic Framework (HF) on 14 November 2018, which aims to assess and mitigate systemic risk in the insurance sector and is intended to replace the current G-SII measures. The IAIS intends to implement the HF in 2020 and it is proposed that G-SII identification be suspended from that year. In the interim, the relevant group-wide supervisors have committed to continue applying existing enhanced G-SII supervisory policy measures with some supervisory discretion, which includes a requirement to submit enhanced risk management plans. In November 2022, the FSB will review the need to either discontinue or re-establish an annual identification of G-SIIs in consultation with the IAIS and national authorities. The Higher Loss Absorbency (HLA) standard (a proposed additional capital measure for G-SII designated firms, planned to apply from 2022) is not part of the proposed HF. However, the HF proposes more supervisory powers of intervention for mitigating systemic risk, including temporary financial reinforcement measures such as capital add-ons and suspension of dividends.

The IAIS is also developing the ICS as part of ComFrame – the Common Framework for the supervision of Internationally Active Insurance Groups (IAIGs). The implementation of ICS will be conducted in two phases – a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential satisfies the criteria.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised, including the US Dodd-Frank Wall Street Reform and Consumer Protection Act, addressing FCA reviews and ongoing engagement with the PRA. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

There has, in recent years, been regulatory focus in the UK on insurance products and market practices which may have adversely impacted customers, including the FCA’s Legacy Review and Thematic Review of Annuity Sales Practices. The management of customer risk remains a key focus of management in the UK business. Merger and transformation activity at M&GPrudential, new product propositions and new regulatory requirements may also have customer risk implications which are monitored.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2021. In November 2018, the IASB tentatively agreed to delay the effective date of IFRS 17 by one year to periods beginning on or after 1 January 2022 and is considering introducing further amendments to this new standard. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group’s IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

In March 2018, the UK and EU agreed the terms of a transition agreement for the UK’s exit from the bloc, which will last from the termination of the UK’s membership of the EU (originally at 11.00pm GMT 29 March 2019, now extended to be no later than 31 October 2019) until 31 December 2020 (although a legally binding text is yet to be agreed).The outcome of negotiations on the final terms of the UK’s relationship with the EU remains highly uncertain.

Solvency and Financial Condition Report 2018   Prudential plc    48

C.  Risk Profile

In particular, depending on the nature of the UK’s exit from the EU, the following effects may be seen. The UK and EU may experience a downturn in economic activity, which is expected to be more pronounced for the UK, particularly in the event of a disorderly exit by the UK from the EU. Market volatility and illiquidity may increase in the period leading up to, and following, the UK’s withdrawal, and property values (including the liquidity of property funds, where redemption restrictions may be applied) and interest rates may be impacted. In particular, downgrades in sovereign and corporate debt ratings may occur. In a severe scenario where the UK’s sovereign rating is downgraded by more than one notch, this may also impact on the credit ratings of UK companies, including M&GPrudential’s UK business. The legal and regulatory regime in which the Group (and, in particular, M&GPrudential) operates, may also be affected (including, the future applicability of the Solvency II regime in the UK), the extent of which remains uncertain. There is also a risk of operational disruption to the business, in particular to M&GPrudential.

The Group’s diversification by geography, currency, product and distribution should reduce some of the potential impact of the UK’s exit. M&GPrudential, due to the geographical location of both its businesses and its customers, has the most potential to be affected. As a result of the uncertainty on the nature of the arrangements that will be put in place between the UK and the EU, M&GPrudential has completed the implementation of a range of plans including transfers of business to EU jurisdictions, balance sheet and with-profits fund hedging protection and operational measures (including customer communications) that are designed to mitigate the potential adverse impacts to the Group’s UK business. In addition, the business has sought to ensure, through various risk mitigation actions, that it is appropriately prepared for the potential operational and financial impacts of a no-deal withdrawal.

In the US, various initiatives are underway to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and Prudential anticipates that the business’s strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

In late 2018, the US NAIC concluded an industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. The NAIC is targeting a January 2020 effective date for the new framework, which will have an impact on Jackson’s business. Jackson continues to assess and test the changes. The NAIC also has an on-going review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group’s preparations to manage the impact of these reforms will continue.

In the EU, the European Commission began a review in late 2016 of some aspects of the Solvency II legislative package, which is expected to continue until 2021 and includes a review of the Long Term Guarantee measures.

On 27 July 2017, the UK FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form and its replacement with the Sterling Overnight Index Average benchmark (SONIA) in the UK (and other alternative benchmark rates in other countries) could, among other things, impact the Group through an adverse effect on the value of Prudential’s assets and liabilities which are linked to, or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential’s business or reported results.

Risk management and mitigation of regulatory and political risk at Prudential includes the following:

—	Risk assessment of the Business Plan which includes consideration of current strategies;
—	Close monitoring and assessment of our business environment and strategic risks;
—	The consideration of risk themes in strategic decisions; and
—	Ongoing engagement with national regulators, government policy teams and international standard setters.

C.6.3 ESG risks including climate change

The business environment in which Prudential operates is continually changing, and responding effectively to those material risks with ESG implications is crucial in maintaining Prudential’s brand and reputation, and in turn its financial performance and its long-term strategy. The Group maintains active engagement with its key stakeholders, including investors, customers, employees, governments, policymakers and regulators in its key markets, as well as with international institutions – all of whom have expectations, which the Group must balance, as it responds to ESG-related matters.

Solvency and Financial Condition Report 2018   Prudential plc    49

C.  Risk Profile

Climate change is a key ESG theme which continues to move up the agenda of many regulators, governments, non-governmental organisations and investors. There has been increased regulatory and supervisory focus on sustainable finance and responsible investment. The Group recognises this and the ESG Executive Committee seeks, as one of its aims, to ensure a consistent approach in managing ESG considerations in its business activities, including investment activities.

The Group’s operational risk framework explicitly incorporates ESG as a component of its social and environmental responsibility, brand management and external communications. This is further strengthened by factoring considerations for reputational impacts when the materiality of operational risks are assessed. Policies and procedures to support how the Group operates in relation to certain ESG issues are covered in the Group Governance Manual. Prudential manages key ESG issues though a multi-disciplinary approach with first line functional ownership for ESG topics.

C.6.4 Strategic and transformation risk

A number of significant change programmes are currently running in order to implement the Group’s strategy and the need to comply with emerging regulatory changes. These include, but are not limited to, the discontinuation of LIBOR and implementation of new international accounting standards (as discussed in C.6.2). This has resulted in a significant portfolio of change initiatives which increases the transformation risks for the Group, and is likely to further increase in the future. In particular the demerger of M&GPrudential from the rest of the Group has resulted in a substantial transformation programme which needs to be delivered alongside, and in conjunction with other material change programmes. The scale and the complexity of this portfolio of transformation programmes could impact business operations, weaken the control environment, impact customers, and has the potential for reputational damage if these programmes fail to deliver their objectives. Implementing further strategic initiatives may amplify these risks.

Other significant change initiatives are occurring across the Group that increase the likelihood and potential impact of risks associated with:

—	Complex dependencies between multiple programmes spanning different businesses;
—	The organisational ability to absorb change being exceeded while maintaining a stable and robust control environment;
—	Unrealised business objectives/benefits; and
—	Failures in programme and/or project design, execution or transition into business as usual.

C.6.5 Business resilience

Business resilience is at the core of the Group’s well embedded Business Continuity Management (BCM) programme, with BCM being one of a number of activities undertaken by the Group Security function that protect our key stakeholders.

Prudential operates a BCM programme and framework that is linked with its business activities, which considers key areas including business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. The programme is designed to achieve a business continuity capability that meets evolving business needs and is appropriate to the size, complexity and nature of the Group’s operations, with ongoing proactive maintenance and improvements to resilience against the disruption of the Group’s ability to meet its key objectives and protect its brand and reputation. The BCM programme is supported by Group-wide governance policies and procedures and is based on industry standards that meet legal and regulatory obligations.

Business disruption risks are monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee where required and discussed by cross-functional working groups.

C.6.6 Information security risk and data privacy

Information security risk remains an area of heightened focus after a number of recent high-profile attacks and data losses across industries. Criminal capability in this area is maturing and industrialising, with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The threat landscape is continuously evolving, and the systemic risk of sophisticated but untargeted attacks is rising, particularly during times of heightened geopolitical tensions.

Recent developments in data protection worldwide (such as GDPR that came into force in May 2018) increases the financial and reputational implications for Prudential of a breach of its (or third-party suppliers’) IT systems. As well as data protection, increasingly stakeholder expectations are that companies and organisations use personal information transparently and appropriately. Given this, both information security and data privacy are key risks for the Group. As well as preventative risk management, it is fundamental that robust critical recovery systems are in place in the event of a successful attack on the Group’s infrastructure, breach of information security or failure of its systems to retain its customer relationships and trusted reputation.

Solvency and Financial Condition Report 2018   Prudential plc    50

C.  Risk Profile

In 2018, the organisational structure and governance model for cyber security management was revised with the appointment of a Group Chief Information Security Officer, and a repositioning of the function to allow increased focus on execution. This organisational change will increase the Group’s efficiency and agility in responding to cyber security-related incidents, and will facilitate increased collaboration between business units and leverages their respective strengths in delivering the Group-wide Information Security Programme.

The objectives of the programme include achieving consistency in the execution of security disciplines across the Group and improving visibility across the Group’s businesses; deployment of automation to detect and address threats; and achieving security by design by aligning subject matter expertise to the Group’s digital and business initiatives to embed security controls across platforms and ecosystems.

The Board receives periodic updates on information security risk management throughout the year. Group functions work with the business units to address risks locally within the national and regional context of each business following the strategic direction of the Group-wide information security function.

C.7	Any other information

C.7.1 Risk sensitivity

Overview

Stress and scenario testing is embedded in a number of risk and capital management processes, both at the Group level and within BUs, and is an effective tool in forward-looking risk analysis. It is performed in order to:

—	Assess the Group’s ability to withstand significant deterioration in financial and non-financial conditions;
—	Provide feedback to the decision making process by identifying areas of potential business failure;
—	Demonstrate to external stakeholders that the Group has adequate capital and liquidity levels;
—	Demonstrate that the Group has appropriate and plausible management actions available to cover potential losses incurred during extreme, but plausible events; and
—	Assist in the monitoring of adherence to the Group’s risk appetite.

To evaluate the Group’s resilience to significant deteriorations in market and credit conditions and other shock events, these risks are grouped together into severe but plausible scenarios which are then applied to the assumptions underlying the annual business plans. For example, the impacts of scenarios assuming a disorderly transition to a higher, more normalised interest rate environment and an international recession (causing a fall in interest rates and in equity and property values, together with an increase in credit spreads and credit losses on debt assets and higher policyholder lapse rates) were considered in the preparation of the most recent business plan, together with the impact on liquidity of a scenario assuming the closure of short-term debt markets for three months. In addition, the Group conducts an annual reverse stress test which gives the Directors an understanding of the maximum resilience of the Group to extremely severe adverse scenarios.

The scenarios tested showed that the Group with or without the demerger would be able to maintain viability, over the three-year period assessed, after taking account of the actions available to management to mitigate the impacts on capital and liquidity in such scenarios.

Sensitivity analysis

The estimated sensitivity of the Group shareholder Solvency II capital position is as follows:

Impact of market sensitivities

	31 Dec 2018		31 Dec 2017
	£m	Ratio	£m	Ratio
Base Group Shareholder position	17,164	232%	13,319	202%
Impact of:
20% instantaneous fall in equity markets	(1,589)	(10)%	717	9%
40% fall in equity markets[1]	(3,982)	(28)%	(2,113)	(11)%
50 basis points reduction in interest rates[2,3]	(1,810)	(21)%	(1,002)	(14)%
100 basis points increase in interest rates[3]	1,215	20%	1,221	21%
100 basis points increase in credit spreads[4]	(1,709)	(9)%	(1,433)	(6)%

Notes

1	Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2	Subject to a floor of zero for Asia and US interest rates.
3	Allowing for further transitional measures recalculation after the interest rate stress.
4	US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

Solvency and Financial Condition Report 2018   Prudential plc    51

C.  Risk Profile

The Group believes it is positioned to withstand significant deteriorations in market conditions and it continues to use market hedges to manage some of this exposure across the Group, where it believes the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

The core stress scenarios above are based on external economic stresses that would be outside the control of the Group. These scenarios are simplistic stresses that have been applied consistently over time, allowing year-on-year comparisons of results for individual risk exposures. The interest rate stresses are parallel shifts to the liquid part of the yield curve, with extrapolation back to unstressed EIOPA Ultimate Forward Rates, subject to a floor of zero for Asia and US interest rates. The credit spread widening sensitivity allows for corresponding changes in the volatility adjustment when stressing own funds, where relevant. The credit spread widening sensitivity of +100 basis points is for ‘A’ rated corporate bond assets, with stresses for other ratings (and other credit asset classes) set to higher or lower levels in line with the relative strength of the SCR capital charges by rating (or asset class), relative to the SCR for ‘A’ rated corporate bonds. These stress scenarios are not linked to specific probabilities of occurrence.

C.7.2 Risk concentration

The Group’s review of significant risk concentration encompasses review of its exposure to various balance sheet asset classes, individual counterparties, group of interconnected individual counterparties, specific geographical areas and industry sectors.

Global Counterparty Limits are in place to limit significant counterparty risks arising as a by-product of a reinsurance or derivative transaction to mitigate other exposures and in the operational management of cash. These asset classes are assigned a notional weighting that has been derived to reflect the relative riskiness of each asset class.

The Group also has in place a process whereby invested credit and counterparty credit risk outside the scope of the Global Counterparty Limits is limited on a single name basis. Under this process, the Group Chief Risk Officer’s approval is required for the undertaking of new or additional exposure greater than predefined thresholds. These thresholds are defined for each of the business units and vary by asset class/counterparty exposure and by credit rating. Time-bound exemptions from these thresholds may be approved by the Group Chief Risk Officer based on the merits of the individual cases.

The limits and thresholds are set such that exposure to concentration risk for the Group is restricted. As shown in Section E, before diversification the SCR requirement for concentration risk is £143 million out of a total of £23,168 million (excluding US insurance entities, which are included in the Group’s solvency position on a Deduction and Aggregation basis).

As of 31 December 2018, the five largest counterparties the Group has exposure to are:

—	United States of America;
—	Rothesay Life;
—	United Kingdom of Great Britain and Northern Ireland;
—	Swiss Reinsurance Company Limited; and
—	People’s Republic of China

The counterparty exposure to Rothesay Life arises from the reinsurance of £12.0 billion (as at 31 December 2017) of the UK shareholder-backed annuity portfolio to Rothesay Life during the year, that is expected to be followed by a Part VII transfer of most of the portfolio by 30 June 2019. Under the terms of the agreement, the Group has access to a pool of assets placed by Rothesay Life in a custody account in Prudential’s favour in the event of default by Rothesay Life.

There is no other material risk concentration other than counterparty exposure. The Group has sought to ensure, through various risk mitigation actions, that it is appropriately prepared for the potential impacts of Brexit and the Group continues to monitor any possible implications of evolving banking reforms on the Group’s counterparty exposure assessment.

Solvency and Financial Condition Report 2018   Prudential plc    52

C.  Risk Profile

C.7.3 Prudent person principle

The prudent person principle in the Solvency II Directives (2009/138/EC) sets out the principles that should apply when making investment decisions. In particular, this requires that for all investments, the Group is able to identify, measure, monitor, manage, control and report the risks arising from those investments and take those risks into account in assessing the solvency needs.

This is implemented through the Group Risk Framework and supporting financial risk policies (Market Risk, Credit Risk, Liquidity Risk and Investment policies). The Group Risk Framework sets out aggregate qualitative risk appetite statements and the risk policies listed above set out a qualitative risk appetite for individual risk types. Quantitative aggregate limits and specific limits for material exposures to market, credit and liquidity risks are in place to control exposures to these risks. These risks are regularly monitored and reported through management information presented to the Group’s risk committees and locally through business unit risk committees. Group Approved Limits on individual credit and counterparty exposures are also in place to manage concentration and counterparty risks.

Additionally, any operational and outsourcing risks associated with the Group’s investment processes are managed through the Group’s Operational Risk, Group Third Party Supply and Shareholding Reporting policies.

The Group Investment Policy sets out the framework for management and oversight of investment performance and investment related risk across the Group. It reinforces the need for the Group’s business units to have appropriate policies and procedures in place that fulfil the requirements of the Group’s risk policies.

The Group Investment Policy is further supported by the Group-wide Operating Standards (GwOS) on Risk Identification and Independent Price Verification (IPV), which set out guidance that clarifies principles in relation to the identification, assessment, quantification and reporting of valuation uncertainty related to the fair value measurement of all assets. The IPV GwOS also set out the minimum operating standards for business units to develop policies and processes to verify the accuracy and independence of market prices or model inputs, incorporating local legislations/regulations/best practices as applicable.

Non-routine and particularly large/strategic transactions must follow a well-established Approvals Committee Recommendation process which forms part of the Group Governance Manual. The objective of this process is to ensure that before any such transaction can take place a full assessment is undertaken of a number of different factors including the impact on the Group’s risk profile and key financial metrics (including Solvency II Pillar I and Economic Capital). Depending on the materiality, these types of transactions may require Board approval.

Solvency and Financial Condition Report 2018   Prudential plc    53

D.  Valuation for Solvency Purposes

D. Valuation for Solvency Purposes

D.1	Assets

D.1.1 Overview

The balance sheet under both statutory accounts value (IFRS) basis and Solvency II value basis is summarised in the table below:

	31 Dec 2018 £m					31 Dec 2017 £m
	Statutory accounts value (IFRS)	Presentation differences note (a)	Ring-fenced funds note (b)	Other valuation differences note (c)	Solvency II value	Solvency II value
Assets
Goodwill	1,857	-	(206)	(1,651)	-	-
Deferred acquisition costs and intangible assets	11,923	(8,793)	(139)	(2,991)	-	-
Deferred tax assets	2,595	(2,335)	(61)	(105)	94	32
Investments (other than participations)	429,816	(223,162)	(28,412)	-	178,242	185,593
Holdings in related undertakings, including participations	1,733	11,654	27,068	(2,707)	37,748	34,853
Assets held for index-linked and unit-linked funds	-	39,143	-	-	39,143	41,042
Loans and mortgages	18,010	(3,171)	(2,042)	383	13,180	13,202
Reinsurance recoverable	11,144	5,462	(65)	(1,642)	14,899	2,493
Cash and cash equivalents	12,125	(7,955)	(1,377)	-	2,793	3,229
Assets held for sale under IFRS	10,578	(10,578)	-	-	-	-
Other assets[1]	8,864	(3,295)	(2,303)	(18)	3,248	2,898
Total assets	508,645	(203,030)	(7,537)	(8,731)	289,347	283,342
Liabilities
Technical provisions	425,146	(168,222)	(172,896)	(84,028)	-	-
Best Estimate	-	-	156,302	68,148	224,450	221,353
Risk margin	-	-	1,581	3,836	5,417	5,029
	425,146	(168,222)	(15,013)	(12,044)	229,867	226,382
Other Liabilities
Core Structural and other borrowings	7,664	(7,664)	-	-	-	-
Debts owed to credit institutions	-	6,364	(3,162)	-	3,202	3,427
Financial liabilities other than debts owed to credit institutions	-	5,621	(4,562)	192	1,251	2,032
Subordinated liabilities not in Basic Own Funds	-	28	-	-	28	28
Subordinated liabilities in Basic Own Funds	-	6,677	-	525	7,202	5,783
Deferred tax liabilities	4,022	(1,704)	(887)	860	2,291	2,873
Liabilities held for sale under IFRS	10,568	(10,568)	-	-	-	-
Other liabilities[2]	43,978	(33,562)	(237)	412	10,591	9,521
Total liabilities	491,378	(203,030)	(23,861)	(10,055)	254,432	250,046
Excess of assets over liabilities	17,267	-	16,324	1,324	34,915	33,296
[1]

Other assets include Property, plant and equipment held for own use, Pension benefit surplus, Insurance and intermediary receivables, Reinsurance receivables, Receivables (trade, not insurance), Own shares and Other assets.

[2]

Other liabilities include Provisions other than technical provisions, Pension benefit obligations, Derivatives liabilities, Deposits from reinsurers, Insurance and intermediaries payables, Reinsurance payables, Payables (trade, not insurance) and Contingent liabilities.

Notes

(a)	Presentation differences represent movements between line items with no overall impact on own funds. The main items relate to:

—	Assets held by the unit-linked funds are presented together in a single line on the Solvency II balance sheet rather than within each individual asset/liability category;
—

Insurance entities, which are managed by one of the Group consolidated entities together with an external party/parties and where each party’s responsibility is limited to the share of the capital they hold, are proportionally consolidated on a line-by-line basis rather than net assets being shown as a single line in the IFRS balance sheet;

—

The US insurance sub-group (headed by Brooke Life Insurance Company), the Group’s asset managers and OEICs and unit trusts that are consolidated under IFRS are presented in the Solvency II balance sheet as a single line within ‘Holdings in related undertakings, including participations’, rather than being consolidated on a line-by-line basis; and

—

Under IFRS, cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Under Solvency II, cash and cash equivalents comprise only cash at bank and in hand. The other cash equivalents under IFRS are reclassified to the other relevant asset categories.

—

Assets and liabilities held for sale are presented in a single line on the Group IFRS consolidated statement of financial position, while on the Solvency II balance sheet, these balances are presented within each individual asset/liability.

Solvency and Financial Condition Report 2018   Prudential plc    54

D.  Valuation for Solvency Purposes

The assets and liabilities held for sale at 31 December 2018 primarily relate to the reinsured UK annuity business that will be transferred to Rothesay Life once the Part VII process is complete. Liabilities held for sale under IFRS of £10,568 million comprise of £10,502 million of policyholder liabilities and £66 million of other liabilities.

(b)

The adjustments in the Ring-fenced funds column represent the impact on the balance sheet of changes in value and presentation of the policyholder assets and liabilities before any restrictions are applied. For IFRS purposes, although the individual assets and liabilities are valued, the overall contribution of ring-fenced funds to IFRS shareholders’ funds is small in comparison to the size of the excess assets over liabilities on a Solvency II basis of £16,324 million (2017: £17,087 million). This represents the excess of assets over liabilities on a Solvency II basis before any restrictions are applied and includes the amount attributable to shareholders for the value of future shareholder transfers from the with-profits business.

(c)	Other valuation differences represent the key changes to the excess of assets over liabilities between IFRS and Solvency II. These are analysed within the reconciliation set out within Section E.1.4.

D.1.2 Valuation of assets

D.1.2.1  Determination of fair value

Within the Solvency II balance sheet, assets are valued using valuation methods that are consistent with the valuation approach set out in the Solvency II Directive. The overall principle when valuing assets and liabilities under Solvency II is to use a fair value, as set out in Article 75 of the Directive. There have been no changes to the recognition and/or valuation basis of assets and other non-insurance liabilities in the Solvency II balance sheet during the year.

These valuation principles have been consistently applied to the Group’s insurance undertakings, insurance holding companies and ancillary services companies, with the exception of the US insurance group which is deemed an equivalent country and hence a local regulatory basis is applied. The Group’s asset managers and non-regulated entities carrying out financial activities are financial institutions and hence valued on a local sectoral basis or notional sectoral basis, respectively. All other entities are generally incorporated using the adjusted equity method, with the entity’s individual assets and liabilities measured using Solvency II valuation principles.

When valuing assets and liabilities in accordance with Solvency II, the Group follows the fair valuation hierarchy set out below:

(a) Quoted market prices in active markets for the same assets or liabilities

As the default valuation method, assets and liabilities are valued using quoted market prices in active markets for the same assets or liabilities, where available.

The investments of the Group which are valued using this method include exchange listed equities, collective investment undertakings with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active.

(b) Valuation methods using quoted market prices for similar assets and liabilities with adjustments to reflect differences or using inputs that are observable in the market

Where quoted market prices in active markets for the same assets or liabilities are not available, the Group applies either of the following two valuation methods on a case by case basis:

—

Using quoted market prices in active markets for similar assets and liabilities with adjustments to reflect factors specific to the asset or liability such as the condition or location of the assets or liabilities, the extent to which inputs relate to items that are comparable to the assets or liabilities, and volume or level of activity in the markets within which the inputs are observed; or

—

Using an alternative valuation method with the significant inputs that are observable for the assets and liabilities directly (ie as quoted prices for identical or similar assets and liabilities in markets that are not active) or indirectly (ie derived from prices with inputs that are directly observable or based on or supported by observable market data), adjusted for the factors referred to above.

A significant proportion of the Group’s assets valued using valuation methods described above are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Solvency and Financial Condition Report 2018   Prudential plc    55

D.  Valuation for Solvency Purposes

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

(c) Alternative valuation methods – inputs not based on observable market data

The majority of the investments of the Group that are valued using alternative valuation methods with significant unobservable inputs are held by the Group’s ring-fenced funds.

These investments of the Group’s ring-fenced funds principally comprise:

—

The investment properties of the Group are principally held by the UK and Europe insurance operations that are externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties that are virtually identical to the Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

—

Private equity and venture investments are valued internally using discounted cash flows based on management information available for these investments. The significant unobservable inputs include the determination of expected future cash flows on the investments being valued, determination of the probability of counterparty default and prepayments and the selection of appropriate discount rates. The valuation is performed in accordance with International Private Equity and Venture Capital Association Valuation guidelines. These investments are principally held by consolidated investment funds that are managed on behalf of third parties.

As these investments are held by the Group’s ring-fenced funds, whose contribution towards the Group’s own funds is restricted to the amount required to cover the ring-fenced funds’ SCR (as described further in Section E), a change in the fair value of these investments from input changes will only impact the Group’s own funds if the change exceeds the amount of the restriction.

The investments in the shareholder fund that are valued using alternative valuation methods with significant unobservable market inputs at 31 December 2018 include equity release mortgage loans that are valued using discounted cash flow models. The inputs that are significant to the valuation of these loans are primarily the economic assumptions, being the discount rate (risk-free rate plus a liquidity premium) and property values.

Details of the Group assets and liabilities and their fair value measurement hierarchy in accordance with IFRS are discussed in note C3.1(b) of the Group IFRS financial statements in the 2018 Annual Report.

D.1.2.2  Valuation bases under Solvency II compared to IFRS

The valuation bases for each material class of assets (included in the Solvency II balance sheet template S.02.01.02 as defined in the Implementing Technical Standard) and a comparison to the Group IFRS financial statements valuation are described below:

Goodwill

The value of goodwill is nil for solvency purposes. For IFRS purposes, goodwill is recognised at initial value less any accumulated impairment losses.

Deferred acquisition costs and intangibles

The value of deferred acquisition costs and other intangible assets, such as distribution rights and software are nil for solvency purposes. For IFRS purposes deferred acquisition costs and other intangible assets are recognised at cost less amortisation.

Solvency and Financial Condition Report 2018   Prudential plc    56

D.  Valuation for Solvency Purposes

Deferred tax asset

Deferred tax assets, other than the carry forward of unused tax credits and losses, are calculated based upon the differences between the values given to assets and liabilities for tax purposes and their value in the Solvency II balance sheet. The principles of IAS 12 are applied to calculate the extent of deferred tax applicable to those value differences. Changes in the valuation of underlying assets or liabilities will give rise to a change in deferred tax balances. Recoverability is assessed on the basis of the balances held and to the probability of taxable profit being available against which the underlying recoverable can be offset.

Differences between the value of deferred tax assets and liabilities (see also Section D.3) under IFRS compared to that under Solvency II principally arise as a result of valuation changes relating to the technical provisions’ best estimate liabilities.

The net deferred tax liability of £2,197 million (31 December 2017: £2,841 million) principally relates to deferred tax liabilities of £1,201 million and £1,089 million (31 December 2017: £1,401 million and £1,470 million) in respect of technical provisions’ best estimate liabilities and unrealised gains on investments respectively, partially offset by a deferred tax asset of £30 million (31 December 2017: £23 million) relating to unused capital losses. Consistent with prior periods, capital losses are recognised on a prudent estimate of the expected utilisation of the losses over a five-year period.

The deferred tax asset of £94 million as at 31 December 2018 (31 December 2017: £32 million) excludes the deferred tax balances in the US insurance sub-group as the net assets of the US operations are presented as a single line within ‘Holdings in related undertakings, including participations’ on the Solvency II balance sheet.

Investments (other than participations)

Investments (other than participations) comprise the following asset classes as included in the Solvency II balance sheet:

31 Dec 2018 £m
Property (other than for own use)	11,760
Equities	34,111
Bonds	99,949
Collateralised securities	5,818
Collective Investments Undertakings	20,995
Derivatives	2,795
Deposits other than cash equivalents	2,814
Total	178,242

All of these categories of investments are valued at fair value within both the Solvency II balance sheet and Group IFRS financial statements.

Holdings in related undertakings, including participations

All amounts presented in the ‘Holdings in related undertakings, including participations’ line of the balance sheet exclude intragroup balances and principally comprise:

(a)

The contribution of the Group’s asset managers (eg M&G and Eastspring Investments) and other non-regulated undertakings carrying out financial activities (eg Prudential Capital). The valuation of the individual assets and liabilities of these entities are determined using the sectoral rules (for the Group’s asset managers) and notional sectoral rules (for the other non-regulated undertakings) but the overall contribution is presented within the single line ‘Holdings in related undertakings, including participations’.

(b)

The contribution of the Group’s US insurance group, which is deemed to fall under an equivalent regime. For the purposes of Group Solvency II reporting, the results of the Group’s US insurance group undertakings are presented as a single line on the Solvency II balance sheet by collapsing the valuation of individual assets and liabilities as calculated on the US statutory basis used for regulatory reporting, with a reduction equal to 100 per cent of the US Risk Based Capital (RBC) requirements. This is to ensure that the contribution of the US insurance operations to the Group surplus is only that in excess of 250 per cent of US RBC requirements. The value of the Group’s US insurance operations contribution to the Solvency II balance sheet is £2,502 million lower than Jackson’s shareholders’ funds included in the Group IFRS balance sheet as a result of valuation difference between IFRS and the US RBC basis and the additional reduction equal to 100 per cent of the US RBC requirement. This approach, including the deduction to own funds, is as agreed with the PRA.

(c)

The values of the open-ended investment companies, unit trusts and other investment funds meeting the definition of a Participation under Solvency II. The majority of these funds are consolidated within the Group IFRS financial statements. The Group invests in open-ended investment companies and unit trusts, which invest mainly in equity, bonds, cash and cash equivalents, properties, investment funds and deposits other than cash equivalents. Where the Group is deemed to control these entities under IFRS 10, these entities are treated as subsidiaries and are consolidated in the Group IFRS financial statements. For solvency purposes, the Group’s interests in these entities, valued on a Solvency II basis, are presented as a single line within ‘Holdings in related undertakings, including participations’.

Solvency and Financial Condition Report 2018   Prudential plc    57

D.  Valuation for Solvency Purposes

Assets held for index-linked and unit-linked funds

These assets are held to cover linked liabilities where the policyholders bear the investment risk of the assets. Under IFRS, these assets are analysed in the balance sheet by the appropriate type of investment eg equities, properties or bonds. Under Solvency II, these assets have been recorded in aggregate as a single line entry on the balance sheet under ‘Assets held for index-linked and unit-linked funds’. The single line entry in the Solvency II balance sheet also includes the non-insurance liabilities of the linked business. The individual assets and non-insurance liabilities of the linked business are valued in accordance with the Solvency II principles set out in this section.

Loans and mortgages

Loans and mortgages include the Group’s loans to individuals (eg policy loans), as well as residential and commercial mortgage portfolios.

Under IFRS, these loans are accounted for at amortised cost net of impairment. The exceptions include certain mortgage loans which have been designated at fair value through profit and loss of the UK and Europe insurance operations as this loan portfolio is managed and evaluated on a fair value basis.

Within the Solvency II balance sheet, these loans and mortgages are valued on a ‘mark-to-model’ valuation basis using the discounted cash flows expected to be received. The rate of discount used was the market rate of interest where it exists. Loans and mortgages include equity release mortgage loans, to which significant valuation inputs are as described under ’Alternative valuation methods – inputs not based on observable market data’ above.

Cash and cash equivalents

Other than the presentational adjustment to reclassify cash equivalents under IFRS to other relevant asset categories leaving only cash at bank and in hand under Solvency II, there are no valuation differences between the two bases.

Other assets

Other assets comprise the following asset classes as included in the Solvency II balance sheet:

	31 Dec 2018 £m
	Solvency II value	IFRS value	Difference*
Property, plant and equipment held for own use	339	1,409	(1,070)
Insurance and intermediaries receivables	524	455	69
Reinsurance receivables	525	218	307
Receivables (trade, not insurance)	1,730	6,782	(5,052)
Own Shares	130	-	130
Total	3,248	8,864	(5,616)
*	The difference between the Solvency II values and IFRS values, as included in the Group IFRS consolidated statement of financial position, is primarily due to presentation differences.

Other assets in the Solvency II balance sheet are measured at fair value determined using alternative valuation methods that are market consistent and represent the realisable value of individual assets on transfer to a third party. If IFRS value is a good proxy for fair value, no adjustment is made.

D.1.3 Leasing

The Group’s operating and finance lease arrangements relate principally to properties and are further described in Section A.4.

D.2	Technical provisions

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

D.2.1 Overview

As a general principle, technical provisions are valued at the amount for which they could theoretically be transferred to a third party in an arm’s length transaction. The technical provisions consist of the best estimate liability and the risk margin, reduced by the ‘transitional measures on technical provisions’, where relevant.

The best estimate liability corresponds to the probability-weighted average of future cash flows, taking account of the time value of money (ie the expected present value of future cash flows), using the risk-free interest rate term structure published by the EIOPA. The calculation of the best estimate liability is based upon up-to-date and credible information and realistic assumptions (derived from data analysis and expert judgement) and is performed using appropriate actuarial and statistical methods. The cash flow projection used in the calculation of the best estimate liability takes account of all the cash in-flows and out-flows required to settle the insurance obligations over their lifetime. The cash flows included in the best estimate liability calculation are derived after applying Solvency II ‘contract boundary’ rules, which determine whether future cash flows can be recognised as part of the in-force business. The best estimate liability is calculated before deduction of the amounts recoverable from reinsurance contracts. Those amounts are calculated separately (see Section D.2.8).

Solvency and Financial Condition Report 2018   Prudential plc    58

D.  Valuation for Solvency Purposes

The risk margin is calculated in line with Solvency II requirements, and aims to ensure that the total technical provisions are equivalent to the cost of ceding the insurance obligations to a third party. The calculation assumes a 6 per cent per annum cost of capital and applies to non-hedgeable risks only, with no diversification between the risks in different legal entities. This calculation uses simplified methods, in line with Article 58 of the Delegated Regulation.

Technical provisions

The valuation of technical provisions for the Group as at 31 December is as follows:

	31 Dec 2018 £m			31 Dec 2017 £m
	Best estimate liability	Risk margin*	Total	Best estimate liability	Risk margin*	Total
Life business	193,074	3,150	196,224	187,121	2,947	190,068
Health business	(3,174)	730	(2,444)	(2,239)	525	(1,714)
Unit-linked business	34,463	1,537	36,000	36,393	1,557	37,950
Other (non-life business)	87	-	87	78	-	78
Total	224,450	5,417	229,867	221,353	5,029	226,382
*	Net of transitional measures and includes ring-fenced funds.

The technical provisions shown above include the impact of transitional measures on technical provisions (see Section D.2.4.1), which are included within the risk margin column. The transitional measures increase the Group Solvency II surplus by £1,572 million at 31 December 2018 (31 December 2017: £2,321 million) and allow for a formal recalculation at 31 December 2018 in line with the PRA’s Supervisory Statement SS6/16. An application to recalculate the transitional measures as at 31 December 2018 has been approved by the PRA.

Prudential’s US insurance entities do not contribute to the value of technical provisions since this business is included under the US equivalence regulations and the permitted use of the ‘Deduction and Aggregation’ method, Under this method the contribution to Group own funds of the US insurance entities is shown as a single item within the ‘Holdings in related undertakings, including participations’ line.

D.2.2 Methodology and assumptions

Further details of the methodology and assumptions used for each material line of business are discussed below. The methods chosen for each line of business are proportionate to the nature, scale and complexity of the underlying risks.

The key assumptions required in the valuation of technical provisions are:

(i)	economic assumptions, most of which are published by EIOPA and set with reference to market data at the valuation date;
(ii)	non-economic assumptions, used to derive non-market related best estimate liability cash flows (for example future claims and expenses); and
(iii)	assumptions in respect of dynamic management actions and policyholder behaviour.

D.2.2.1  Economic assumptions

The principal economic assumption is the risk-free interest rate term structure. The risk-free curves at which best estimate liability cash flows are discounted are specified by EIOPA for the majority of the Group’s operations. These curves are based on market swap rates, with a ‘credit risk adjustment’ deduction of between 10 and 35 basis points depending on country. If no liquid swap market exists then the curves are based on government bond yields. For operations where EIOPA does not specify the risk-free curve directly (Indonesia, Vietnam and Philippines), the risk-free curve is determined using a methodology similar to that used by EIOPA for other operations. The resulting 10-year risk-free spot rates for the material currencies are given below, after the credit risk adjustment.

Currency	31 Dec 2018	31 Dec 2017	Change
British Pound	1.34%	1.19%	0.15%
United States Dollar	2.55%	2.32%	0.23%
Hong Kong Dollar	2.13%	2.21%	(0.08)%
Singapore Dollar	2.06%	2.10%	(0.04)%
Indonesian Rupiah	8.06%	6.71%	1.35%
Malaysian Ringgit	4.01%	3.90%	0.11%

For Hong Kong with-profits business denominated in US dollar, a volatility adjustment (as published by EIOPA) is applied to the risk-free curve to discount the best estimate liability cash flows (see Section D.2.4.2). In line with Solvency II requirements, the volatility adjustment is not applied when calculating the risk margin. The US dollar volatility adjustment at 31 December 2018 was 56 basis points (31 December 2017: 28 basis points) and has been applied following approval from the PRA.

Solvency and Financial Condition Report 2018   Prudential plc    59

D.  Valuation for Solvency Purposes

For UK annuity business, a matching adjustment is applied to the risk-free curve to discount the best estimate liability cash flows (see Section D.2.4.3). In line with Solvency II requirements, the matching adjustment is not applied when calculating the risk margin. The matching adjustment calibration for UK shareholder annuities at 31 December 2018 allowed for 55 basis points (31 December 2017: 52 basis points) per annum of credit provision, including allowances for mismatching.

D.2.2.2  Non-economic assumptions

Persistency, mortality, morbidity and expense assumptions are derived from analysis of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Where relevant and material, allowance is also made for how policyholder behaviour is expected to vary in line with economic conditions.

For expense assumptions, an allowance is made for short-term required expenses that are not representative of the longer-term expense loadings of the relevant businesses. At 31 December 2018, the allowance held for these costs across the Group was mainly arising in Asia.

D.2.3 Details on methodology and assumptions by line of business

D.2.3.1  Life business

Participating business

The best estimate liability for participating business written in the UK and Asia (including shareholder-backed participating business) is calculated based on accumulated asset shares, adjusted to reflect future policy-related liabilities and other outgoings. Asset shares broadly reflect the policyholders’ share of the participating fund assets attributable to their policies.

The future policy related liabilities include a market-consistent stochastic valuation of the costs of guarantees, options and smoothing, less any related charges. The projections allow for realistic management actions consistent with the operation of the participating funds. Examples of these management actions include:

—

Dynamic adjustments to reversionary and terminal bonus rates. This includes adjusting reversionary bonuses to target a specified range of terminal bonus cushion at maturity, or to maintain the solvency ratio of the participating fund in stressed conditions. For terminal bonuses, smoothing rules apply limiting the year on year change for the same bonus series. Terminal bonuses may be subject to a surrender penalty in certain market conditions;

—	Market Value Reductions. For some accumulating with-profits policies, market value reductions may apply, subject to certain limits;
—	Dynamic guarantee charges. For some Asia participating business, dynamic charges are made to asset shares based on the level of the guarantees;
—	Suspension of smoothing. The smoothing rules can be suspended to maintain the solvency ratio of the participating fund in stressed conditions;
—	Dynamic investment strategy. This can include switching into lower-risk assets to maintain the solvency of the fund in stressed conditions; and
—	Dynamic new business strategy. This can include restructuring the volume of new business written to maintain the solvency of the fund in stressed conditions.

Non-profit annuity business

The Group’s non-profit annuity business is written primarily in the UK. The best estimate liability for non-profit annuity business is a discounted value of expected future annuity payments and associated expenses. The key assumptions relate to mortality rates, including expectations of future mortality improvements, and the level of credit provision allowed for within the matching adjustment calibration as prescribed by EIOPA (see Section D.2.4.3).

Mortality assumptions for UK annuity business are set in light of recent population and internal experience, with an allowance for expected future mortality improvements. Given the long-term nature of annuity business, longevity remains a significant assumption in determining policyholder liabilities. The assumptions used reference recent population mortality data, with specific risk factors applied on a per policy basis to reflect the features of the Company’s portfolio.

The recent declining mortality improvements observed in population data were considered as part of the judgement exercised in setting the 2018 mortality basis. New mortality projection models are released regularly by the Continuous Mortality Investigation (CMI). The CMI 2016 model was used to produce the 31 December 2018 technical provisions and the CMI 2015 model was used to produce the 31 December 2017 technical provisions.

Solvency and Financial Condition Report 2018   Prudential plc    60

D.  Valuation for Solvency Purposes

The default calibration of CMI 2016 was adopted to reflect the Company’s view of future mortality improvements based on a range of possible outcomes.

Other life business

The best estimate liability for other life business written in the UK and Asia is a discounted value of expected future benefit payments and associated expenses less the value of expected future premium income. The most material assumptions for this business are persistency, mortality and morbidity rates, as relevant, and expenses.

Some of this business contains financial guarantees, including minimum crediting rates. Such guarantees, where relevant and material, are valued using stochastic models, including allowances for dynamic policyholder behaviour and management actions.

D.2.3.2  Health business

The Group’s health business is written primarily in Asia. These policies generally provide pay-outs in the event of customers’ needs for medical treatment in exchange for regular premium payments.

For these contracts, the best estimate liability is a discounted value of expected future benefit payments and associated expenses less the value of expected future premium income. The most material assumptions for this business are persistency, morbidity (including medical claims inflation) and expenses.

When projecting cash flows for medical reimbursement business that is repriced annually, an explicit allowance is made for expected future premiums inflation and separately for future medical claims inflation. The 2018 results reflect this approach. Previously, medical claims inflation was implicitly allowed for by assuming that all increases in medical claim costs were directly offset by future premium increases with no impact on technical provisions.

D.2.3.3  Unit-linked business

The Group’s unit-linked business is written in Asia, across all the major markets, and in the UK. The best estimate liability for these contracts reflects both the value of policyholder unit funds, and the non-unit liability. The non-unit liability can be negative, and reflects the discounted value of deductions from the unit funds less allowances for claims and expenses. The most material assumptions for this business are persistency, mortality and morbidity rates, as relevant where the products include insurance riders, and expenses.

Some unit-linked business in Asia contains financial guarantees. The guarantees on this business include minimum crediting rates and no lapse guarantees, which are subject to specific conditions having been met. Such guarantees, where relevant and material, are valued using stochastic models.

D.2.4 Transitional measures and long-term guarantees

D.2.4.1  Transitional measures

The Group technical provisions at 31 December 2018 include ‘transitional measures on technical provisions’ in respect of business written before 1 January 2016. These transitional measures increase the Group’s Solvency II surplus by £1,572 million (31 December 2017: £2,321 million) after allowing for own funds restrictions, resulting from an increase in own funds of £1,322 million (31 December 2017: £1,936 million) and a reduction in the SCR of £250 million (31 December 2017: £385 million). The transitional measures reduce total Group technical provisions (including technical provisions for UK with-profits business) by £2,623 million (31 December 2017: £3,959 million), and were recalculated at 31 December 2018 following approval from the PRA.

The transitional measures are considered high-quality capital, and are a core part of the Solvency II reporting regime. The Group has been through the necessary approvals process with the PRA in respect of the transitional measures.

The 31 December 2018 technical provisions do not include a transitional on the risk-free interest rate term structure.

D.2.4.2  Volatility adjustment

The volatility adjustment is a core part of the Solvency II Directive. This is applied to the Hong Kong with-profits business denominated in US dollar following approval by the PRA in 2016.

D.2.4.3  Matching adjustment

The matching adjustment is a core part of the Solvency II Directive. UK annuity liabilities are backed by fixed-interest and inflation-linked assets with expected future cash flows that closely match the expected liability cash flows. The risk-free yield curve used to discount the liability cash flows is therefore increased to include a matching adjustment, as approved by the PRA. The matching adjustment is calculated by reference to the credit spreads on the assigned portfolio of assets, with deductions for the ‘fundamental spread’ (ie credit risk allowance) as published by EIOPA and for cash flow mismatch allowances.

Solvency and Financial Condition Report 2018   Prudential plc    61

D.  Valuation for Solvency Purposes

Separate matching portfolios are maintained for fixed annuities and inflation-linked annuities, and for shareholder-backed business and annuity business written in the with-profits funds.

D.2.4.4 Impact of transitional measures and long-term guarantees

The impacts of the transitional measures and the long-term guarantees (volatility adjustment and matching adjustment) on the Group’s Solvency II results at 31 December are shown in the table below.

	31 Dec 2018 £m
	As reported in the Solvency II QRTs	Impact of removing transitional measures	Impact of removing volatility adjustment	Impact of removing matching adjustment	Excluding long-term guarantees and transitional measures
Technical Provisions	229,867	2,623	693	3,459	236,642
Basic Own Funds	31,028	(1,322)	(686)	(2,132)	26,888
Own funds eligible to cover Solvency Capital Requirement	35,762	(1,322)	(686)	(2,132)	31,622
Own funds eligible to cover Minimum Group Solvency Capital Requirement	25,855	(1,322)	(686)	(2,132)	21,715
Solvency Capital Requirement	18,598	250	463	3,223	22,534
Minimum Group Solvency Capital Requirement	8,445	62	-	782	9,289

	31 Dec 2017 £m
	As reported in the Solvency II QRTs £m	Impact of removing transitional measures £m	Impact of removing volatility adjustment £m	Impact of removing matching adjustment £m	Excluding long-term guarantees and transitional measures £m
Technical Provisions	226,382	3,959	153	4,558	235,052
Basic Own Funds	29,516	(1,936)	79	(2,639)	25,020
Own funds eligible to cover Solvency Capital Requirement	32,978	(1,936)	79	(2,639)	28,482
Own funds eligible to cover Minimum Group Solvency Capital Requirement	26,296	(1,936)	79	(2,639)	21,800
Solvency Capital Requirement	19,659	385	316	5,111	25,471
Minimum Group Solvency Capital Requirement	8,891	96	105	1,258	10,350

D.2.5 Assumption changes

During 2018, changes to the assumptions underlying the Group’s calculation of technical provisions included:

—	Market-driven changes to economic parameters, including the changes to risk-free rates shown in Section D.2.2.1;
—	Changes to the matching adjustment and volatility adjustment allowances in line with changes in the allowances published by EIOPA and changes to the asset portfolio;
—	Changes to mortality, persistency and expense assumptions for the UK, based on changes in recent observed experience and future expectations; and
—

Changes to persistency, morbidity and expense assumptions for Asia, based on changes in recent observed experience and future expectations, together with the benefit of medical repricing actions as discussed in Section D.2.3.2.

D.2.6 Level of uncertainty

The valuation of technical provisions relies upon the Group’s best estimate of future liability cash flows, including the projection of the future level of the SCR in the calculation of the risk margin. These cash flows are derived using best estimate assumptions, which are set using a combination of experience data, market data and expert judgement.

Uncertainty exists in the technical provisions as to whether the actual future cash flows will match those expected under management’s best estimate assumptions. Over time, experience may differ from the best estimate assumptions, or management’s forward-looking expectations may evolve, such that assumptions will be updated with a consequent change in the value of future technical provisions.

Solvency and Financial Condition Report 2018   Prudential plc    62

D.  Valuation for Solvency Purposes

Prudential has set out a number of risk factors in its 2018 Annual Report under the heading ‘Risk factors’ (page 407), which could impact on the level of technical provisions in the future if these risks were to crystallise.

D.2.7 Reconciling Solvency II technical provisions to the financial statements

	31 Dec 2018 £m
	Life and health business[1]	Unit-linked business	Other (non-life business)	Total
IFRS liabilities (as reported in the Group IFRS financial statements in the 2018 Annual Report)	259,760	165,305	81	425,146
Reclassification of claims payable to “Insurance and intermediaries payable”	(2,852)	(3)	(32)	(2,887)
US insurance entities net of claims payable(a)	(56,019)	(128,220)	-	(184,239)
Unallocated surplus of with-profits funds(b)	(15,845)	-	-	(15,845)
Reclassification of the IFRS liabilities for the reinsured UK annuity business presented as Liabilities held for sale under IFRS(c)	10,502	-	-	10,502
Valuation methodology and assumption differences and other presentational adjustments(d)	(5,646)	(2,619)	38	(8,227)
Risk margin(e)	3,880	1,537	-	5,417
Solvency II technical provisions	193,780	36,000	87	229,867
1 Including participating, non-profit annuity and non-profit protection business.

	31 Dec 2017 £m
	Life and health business[1]	Unit-linked business	Other (non-life business)	Total
IFRS liabilities (as reported in the Group IFRS financial statements in the 2017 Annual Report)	258,190	169,936	68	428,194
Reclassification of claims payable to “Insurance and intermediaries payable”	(2,535)	-	(27)	(2,562)
US insurance entities net of claims payable(a)	(48,945)	(130,528)	-	(179,473)
Unallocated surplus of with-profits funds(b)	(16,951)	-	-	(16,951)
Valuation methodology and assumption differences and other presentational adjustments(d)	(4,877)	(3,015)	37	(7,855)
Risk margin(e)	3,472	1,557	-	5,029
Solvency II technical provisions	188,354	37,950	78	226,382
1	Including participating, non-profit annuity and non-profit protection business.

Notes

(a)

The Group’s US insurance entities are included under the US equivalence regulations and the permitted use of the ‘Deduction and Aggregation’ method. Under this method, the contribution to own funds of the US insurance entities is shown as a single line within ‘Holdings in related undertakings, including participations’. Consequently, the US business does not contribute to the value of technical provisions under Solvency II but is included within IFRS liabilities (as reported in the Group IFRS financial statements in the 2018 Annual Report).

(b)

Surplus assets in with-profits funds are not included as a liability within the technical provisions for Solvency II but are within the Group IFRS financial statements as ‘Unallocated surplus of with-profits funds’ on the consolidated statement of financial position.

(c)

At 31 December 2018, the IFRS liabilities for the reinsured UK annuity business that will be transferred to Rothesay Life once the Part VII process is complete is classified under a single line ‘Liabilities held for sale on the IFRS balance sheet’. Under Solvency II, all held for sale balances are reclassified to be presented within each individual asset/liability line item.

(d)

The IFRS liabilities are valued using a basis that may include margins for risk and uncertainty within the non-economic assumptions (mortality, morbidity, persistency and expenses) as well as different economic assumptions to the Solvency II technical provisions. The method of calculation can also differ between the bases.

The most significant differences between IFRS and Solvency II assumptions and methodology are described below:

—

IFRS liability cash flows for UK non-profit annuity business are valued using a discount rate derived from the yield on the corresponding assets minus a prudent allowance for defaults of 40 basis points at 31 December 2018 (31 December 2017: 42 basis points). Under Solvency II, the discount rate is expressed as a risk-free yield plus a matching adjustment;

—	Longevity assumptions for non-profit annuity business contain margins under IFRS compared to the best estimate assumptions applied under Solvency II; and
—

Under IFRS in Asia, prudence margins are held over and above best estimate liabilities. In some countries these include zeroising negative gross premium reserves, which are not zeroised under Solvency II.

In addition, there are other presentational adjustments from IFRS to Solvency II including in respect of the liabilities of those insurance entities that are proportionally consolidated under Solvency II (and not under IFRS).

(e)

The IFRS liabilities do not include an explicit risk margin. The risk margin is explicit under Solvency II so is added in here. The impact of the transitional measures to restore the surplus of the UK insurance entities (PAC) to broadly equivalent levels as those established under the previous Solvency I regime has been offset against the risk margin in this reconciliation.

Solvency and Financial Condition Report 2018   Prudential plc    63

D.  Valuation for Solvency Purposes

D.2.8 Reinsurance recoverables

The Group primarily uses reinsurance to manage insurance risk exposure, particularly in respect of longevity risk in the UK and morbidity risk in Asia. At 31 December 2018, reinsurance recoverables also included the reinsured UK annuity business, the majority of which is expected to be transferred to Rothesay Life once the Part VII process is complete.

In the Solvency II balance sheet, the full expected cost of claims is included within the technical provisions and the corresponding reinsurance recoverables are shown as an asset.

The valuation methods and assumptions for reinsurance recoverables are consistent with the methods and assumptions for the corresponding technical provisions. The value of the reinsurance recoverable asset is Prudential’s best estimate of future reinsurance cash flows, where this figure allows for the probability of default by the reinsurer.

The differences between the value of reinsurance recoverables between Solvency II and the Group IFRS financial statements relate to:

—	Reinsurers’ share of the value of technical provisions – this is calculated on a different basis and for Solvency II includes an allowance for the probability of reinsurer default;
—	Presentation of the amount relating to the held for sale reinsured UK annuity business that will be transferred to Rothesay Life once the Part VII process is complete; and
—

Reclassification of reinsurers’ share of investment contracts liabilities – for the financial statements the Group applies deposit accounting for investment contracts (as defined under IFRS) and accordingly presents the reinsurers’ share of its liabilities within investments rather than as a reinsurance recoverable.

D.3	Other liabilities

D.3.1 Valuation of other liabilities

Other liabilities for solvency purposes are valued separately using valuation methods that are consistent with the valuation approach set out in the Solvency II directives. Unless otherwise stated, valuation of other liabilities is carried out in conformity with IFRS, where this is consistent with the objectives of Solvency II.

D.3.2  Valuation bases under Solvency II compared to IFRS

The valuation basis of each material class of other liabilities is described below:

Debt liabilities

‘Debt liabilities’ includes the following line items in the Solvency II balance sheet:

—	Debts owed to credit institutions;
—	Financial liabilities other than debts owed to credit institutions;
—	Subordinated liabilities not in Basic Own Funds; and
—	Subordinated liabilities in Basic Own Funds.

Information on the maturity dates, where applicable, of the subordinated liabilities of the Group is provided in note (e) of Section E.1.3.

Debt liabilities in the Group IFRS financial statements are valued at amortised cost under IAS 39 and valued at adjusted fair value for the Solvency II balance sheet. The Solvency II valuation basis allows changes in fair value due to changes in interest and exchange rates, but does not take into account changes in own credit risk, as measured by credit spreads.

Where relevant debt liabilities are valued by discounting projected cash flows using a form of adjusted book yield (equal to current risk-free rate plus the credit spread at inception), derived as follows:

—	The ‘risk-free’ element of the yield is equal to the Solvency II risk-free term structure (excluding any illiquidity premium); and
—

The ‘credit spread’ element of the yield is equal to the spread on the debt when it was originally issued (as opposed to the valuation date). Under this method, the spread is fixed at inception and will not vary between reporting periods.

Deferred tax liabilities

Deferred tax liabilities are calculated based upon the differences between the values given to liabilities in the Solvency II balance sheet and their values for tax purposes. The principles of IAS 12 are applied to calculate the extent of deferred tax applicable to those value differences. Changes in the valuation of underlying liabilities between IFRS and Solvency II give rise to deferred tax value differences. Further information on deferred tax valuation difference is provided in Section D.1.2.2 above under the heading ‘Deferred tax assets’.

Solvency and Financial Condition Report 2018   Prudential plc    64

D.  Valuation for Solvency Purposes

Other liabilities

	31 Dec 2018 £m
	Solvency II value	IFRS value	Difference*
Contingent liabilities	31	-	31
Provisions other than technical provisions	670	904	(234)
Pension benefit obligations	80	174	(94)
Deposit from reinsurers	176	3,116	(2,940)
Derivatives	2,235	3,506	(1,271)
Insurance and intermediaries payable	2,692	1,612	1,080
Reinsurance payables	476	751	(275)
Payables (trade, not insurance)	4,231	33,915	(29,684)
Total	10,591	43,978	(33,387)
*	The difference between the Solvency II values and IFRS values, as included in the Group IFRS consolidated statement of financial position, is primarily due to presentation differences.

Other liabilities in the Solvency II balance sheet, with the exception of provisions other than technical provisions, pension benefit obligations and derivatives that are discussed below, are measured at fair value determined using alternative valuation methods that are market consistent and represent the value to settle the liabilities with the third party. Where IFRS valuation is a good proxy for fair value no adjustment is made.

Leases

There are no material liabilities recognised on the Solvency II balance sheet arising as a result of operating and finance leasing arrangements of the Group. Further information on the leasing arrangements of the Group is disclosed in Section A.4.

Contingent liabilities

Under IFRS, material contingent liabilities (as determined in accordance with IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’) are disclosed but not recognised. For the Solvency II balance sheet, contingent liabilities (under the same definition as IFRS) are required to be recognised in certain circumstances even if they are considered unlikely to be paid.

A contingent liability of £31 million was recognised on the Solvency II balance sheet at 31 December 2018 in relation to a legal case, where the Group believes it has good grounds to defend this claim.

Provisions other than technical provisions

Provisions other than technical provisions of £670 million (31 December 2017: £662 million) include a provision for review of past annuity sales after utilisation during the year of £324 million (31 December 2017: £369 million). Prudential has agreed with the FCA to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review is examining whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. A gross provision of £400 million, before costs incurred, was established at 31 December 2017 to cover the costs of undertaking the review and any related redress and following a reassessment, no change has been made in 2018. The majority of the provision will be utilised in 2019. The ultimate amount that will be expended by the Group on the review will remain uncertain until the project is completed. If the population subject to redress increased or decreased by 10 per cent, then the provision would be expected to increase or decrease by circa 7 per cent accordingly. Additionally, in 2018, the Group agreed with its professional indemnity insurers that they will meet £166 million of the Group’s claims costs, which will be paid as the Group incurs costs/redress.

In addition to the matters set out above in relation to the FCA review of past annuity sales, the Group is involved in various litigation and regulatory issues. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Company believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Pension benefit obligations

The Group does not have any individually material obligations in respect of defined contribution pension plans, other long-term employee benefits or termination benefits. Contributions to the Group’s defined contribution pension schemes are expensed when due.

The Group’s businesses operate a number of pension schemes. The specific features of these schemes vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). At 31 December 2018, PSPS accounts for 82 per cent (31 December 2017: 82 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes.

Solvency and Financial Condition Report 2018   Prudential plc    65

D.  Valuation for Solvency Purposes

The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS). In addition, there are two small defined benefit schemes in Taiwan which have negligible deficits.

Pension benefit obligations for defined benefit schemes are initially valued using the relevant IFRS valuation rules, which are IAS 19, ‘Employee Benefits’.

Under IAS 19, ‘Employee Benefits’ and IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, the Group is only able to recognise a surplus to the extent that it is able to access the surplus either through an unconditional right of refund or through reduced future contributions relating to ongoing service of active members. The Group has no unconditional right of refund to any surplus in PSPS. Accordingly, the PSPS surplus recognised is restricted to the present value of the economic benefit to the Group from the difference between the estimated future ongoing contributions and the full future cost of service for the active members. In contrast, the Group is able to access the surplus of SASPS and M&GGPS. Therefore, the amounts recognised within IFRS for these schemes are the IAS 19 valuation amount (either a surplus or deficit).

The IAS 19 valuation prescribes market-based assumptions for the valuation of assets and liabilities. Within the market-based framework, the IAS prescribes that the discount rate for liabilities should be based on high quality corporate bonds (interpreted as corporate bonds with a credit rating of AA).

Under the Solvency II basis, the IAS 19 surpluses in the PSPS and M&GGPS scheme have not been recognised.

Methodology and assumptions

The actuarial assumptions used in determining the benefit obligations and the net periodic benefit costs for the year ended 31 December were as follows:

	2018%	2017%
Discount rate*	2.8	2.5
Rate of increase in salaries	3.3	3.1
Rate of inflation**
Retail prices index (RPI)	3.3	3.2
Consumer prices index (CPI)	2.3	2.2
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5.0%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.3	3.2
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for expected future improvements in mortality. This allowance reflected the CMI 2015 Core projections model (2017: CMI 2014 projections model, with scheme-specific calibrations). In 2018, for members post retirement long-term mortality improvement rates of 1.75 per cent per annum (2017: 1.75 per cent per annum) and 1.50 per cent per annum (2017: 1.25 per cent per annum) were applied for males and females, respectively.

Underlying investments of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets comprise the following investments:

	31 Dec 2018				31 Dec 2017
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities
UK	8	6	14	–	9	67	76	1
Overseas	204	53	257	3	226	272	498	6
Bonds*
Government	4,596	538	5,134	61	5,040	655	5,695	63
Corporate	1,586	454	2,040	24	1,491	248	1,739	20
Asset-backed securities	263	12	275	3	164	-	164	2
Derivatives	103	4	107	1	188	(6)	182	2
Properties	143	143	286	3	140	130	270	3
Other assets	172	198	370	5	216	77	293	3
Total value of assets**	7,075	1,408	8,483	100	7,474	1,443	8,917	100
*	87 per cent of the bonds are investment grade (2017: 89 per cent).
**

94 per cent of the total value of the scheme assets are derived from quoted prices in an active market (31 December 2017: 96 per cent). None of the scheme assets included shares in Prudential plc or property occupied by the Prudential Group. The IAS 19 basis plan assets at 31 December 2018 of £8,258 million (31 December 2017: £8,766 million) is different from the economic basis plan assets of £8,483 million (31 December 2017: £8,917 million) as shown above due to the exclusion of investment in Prudential insurance policies by M&GGPS as described above.

Solvency and Financial Condition Report 2018   Prudential plc    66

D.  Valuation for Solvency Purposes

Derivative liabilities

Derivative liabilities are valued using quoted prices if exchange listed, quotations from third parties or valued using market consistent alternative valuation techniques.

D.4 Alternative methods for valuation

The use of alternative methods for valuation by the Group is discussed in Sections D.1 and D.3 above.

Valuation uncertainty refers to the variability of the fair value measurement that can exist at any given reporting period for a financial instrument or portfolio of positions. Valuation uncertainty arises because the realisable value of an asset can take a range of possible values at a single point in time. The width of the range will vary between asset classes, depending on the valuation technique used, with the degree of valuation uncertainty being lower for highly liquid listed securities and higher for hard-to-value or illiquid assets where prices are not readily available. Each business unit is required to document its process for assessing valuation uncertainty, including the controls surrounding valuation models and an understanding of the model assumptions and limitations.

The Independent Price Verification (IPV) Group-wide Operating Standards (GwOS) prescribe minimum IPV standards that the business units should apply to their financial assets, including those managed by third parties. These standards include establishing valuation and IPV oversight committees in each region and setting appropriate IPV policies, procedures and controls around the independent verification of asset prices, pricing parameters and valuation model inputs.

Asset values should be based on fair values, where appropriate, and either mark-to-market or mark-to-model. Where mark-to-market valuations are not available from independent price sources, the IPV standards set minimum requirements for mark-to-model valuations, whereby business units are required to document and monitor all assumptions, inputs and any mathematical modelling, using market observable standards and inputs where possible.

The Group’s valuation policies, procedures and analyses for instruments valued using alternative valuation methods with significant unobservable inputs are overseen by business unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities, the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified as described above. Adherence to this policy is monitored across the business units.

D.5 Any other information

There is no other material information regarding the Group’s valuation of assets and liabilities for solvency purposes other than those disclosed in the sections above.

Solvency and Financial Condition Report 2018   Prudential plc    67

E.  Capital Management

E.    Capital Management

E.1	Own funds

E.1.1 Objective, policies and processes for managing own funds

The Group manages its Group Solvency II own funds as its measure of capital. At 31 December 2018 the Group shareholder Solvency II own funds are £30,204 million (31 December 2017: £26,429 million). The corresponding Group consolidated own funds shown on the regulatory template S.23.01.22 are £35,762 million after including amounts in respect of policyholder funds. Management’s calculations of UK transitional measures reflect operating and market conditions at 31 December 2018 and 2017, in line with the approved regulatory position at each valuation date. A reconciliation from the Group shareholder solvency position to the Group consolidated solvency position is provided in Section E.1.2 below. The Group’s basic, available and eligible own funds to cover the Group solvency capital requirement and the Group minimum solvency capital requirement at 31 December 2018 and 2017 are shown in Section E1.3 below.

As well as holding sufficient capital to meet Solvency II requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

—	Maintain flexibility, fund new opportunities and absorb shock events;
—	Fund dividends; and
—	Cover central costs and debt payments.

While the Group at a consolidated level is subject to the Solvency II requirements, at a business unit level capital is defined by local capital regulations and local business needs.

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances.

The Group manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities in each business unit. As a result of the diversity of products offered by Prudential and the different regulatory regimes under which it operates, the Group employs differing methods of asset/liability and capital management, depending on the business concerned.

The Group prepares a projected capital position as part of its business planning process. The business plan is prepared annually and covers a three-year period. There were no material changes in the objectives, policies or processes for managing the Group’s own funds during the year, although the planned demerger of M&GPrudential would necessitate changes to the Group’s debt structure. The Group announced in August 2018 that the Hong Kong Insurance Authority would be the Group-wide supervisor after the demerger, and constructive engagement on the future Group-wide regulatory framework, led by the Group Chief Risk Officer, will continue in 2019.

E.1.2 Group shareholder Solvency II capital position

(Unaudited)

Reconciliation of Solvency II capital position published in the Annual Report to the Own Funds template

Prudential disclosed the Group shareholder Solvency II capital position as at 31 December 2018 in Prudential’s 2018 Annual Report. A reconciliation of the Solvency II shareholder position to the Solvency II position disclosed in the 2018 regulatory templates (S.23.01.22 and S.25.02.22) is shown in the table below:

	31 Dec 2018
	Own Funds £m	SCR £m	Surplus £m	Ratio %
Group shareholder Solvency II capital position (pre-dividend) as disclosed in the Annual Report	30,204	13,040	17,164	232%
Ring-fenced funds consolidation of own funds limited to SCR balances	5,558	5,558	-
Group Solvency II capital position as disclosed in templates S.23.01.22 and S.25.02.22	35,762	18,598	17,164	192%

	31 Dec 2017
	Own Funds £m	SCR £m	Surplus £m	Ratio %
Group shareholder Solvency II capital position (pre-dividend) as disclosed in the Annual Report	26,429	13,110	13,319	202%
Ring-fenced funds consolidation of own funds limited to SCR balances	6,549	6,549	-
Group Solvency II capital position as disclosed in templates S.23.01.22 and S.25.02.22	32,978	19,659	13,319	168%

Solvency and Financial Condition Report 2018   Prudential plc    68

E.  Capital Management

E.1.3 Analysis of the components of own funds

The following components make up the Group’s basic, available and eligible own funds amounts. The Group has no ancillary own funds.

E.1.3.1  Basic, available and eligible own funds at 31 December

	31 Dec 2018 £m
	Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Ordinary share capitalnote (b)	130	130	-	-	-
Share premium related to ordinary share capitalnote (b)	1,964	1,964	-	-	-
Surplus fundsnote (c)	12,339	12,339	-	-	-
Reconciliation reserve before deduction for participationsnote (d)	14,730	14,730	-	-	-
Subordinated liabilitiesnote (e)	7,202	-	434	6,768	-
Value of net deferred tax assetsnote (f)	94	-	-	-	94
Group minority interests	18	18	-	-	-
Non-available own fundsnote (g)	(715)	(715)	-	-	-
Deductions not included in the reconciliation reserve – participations in other financial sectors and entities included via D&A method	(4,734)	(4,734)	-	-	-
Total basic own funds after adjustments (group)note (a)	31,028	23,732	434	6,768	94
Items excluded from basic own funds – participations in other financial sectors and entities included via D&A method	4,734	4,734	-	-	-
Total eligible own funds to meet the group SCR (including other financial sector and D&A entities)note (a)	35,762	28,466	434	6,768	94
Total eligible own funds to meet the minimum group SCR (excluding other financial sector and D&A entities)note (a)	25,855	23,732	434	1,689	-

	31 Dec 2017 £m
	Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Ordinary share capitalnote (b)	129	129	-	-	-
Share premium related to ordinary share capitalnote (b)	1,948	1,948	-	-	-
Surplus fundsnote (c)	12,857	12,857	-	-	-
Reconciliation reserve before deduction for participationsnote (d)	12,853	12,853	-	-	-
Subordinated liabilitiesnote (e)	5,783	-	816	4,967	-
Value of net deferred tax assetsnote (f)	32	-	-	-	32
Group minority interests	8	8	-	-	-
Non-available own fundsnote (g)	(632)	(632)	-	-	-
Deductions not included in the reconciliation reserve – participations in other financial sectors and entities included via D&A method	(3,462)	(3,462)	-	-	-
Total basic own funds after adjustments (group)note (a)	29,516	23,701	816	4,967	32
Items excluded from basic own funds – participations in other financial sectors and entities included via D&A method	3,462	3,462	-	-	-
Total eligible own funds to meet the group SCR (including other financial sector and D&A entities)note (a)	32,978	27,163	816	4,967	32
Total eligible own funds to meet the minimum group SCR (excluding other financial sector and D&A entities)note (a)	26,296	23,701	816	1,779	-

Notes

(a)

The Group’s basic own funds principally comprise the capital instruments explained in the notes (b) to (g) below. The Group’s available own funds are derived by adding the ancillary own funds to the total basic own funds. As at 31 December 2018, the Group has no ancillary own funds and hence the Group’s basic own funds are equal to the total available own funds. The eligible own funds are derived by applying Solvency II tiering limits to the tiered available own funds. As at 31 December 2018, the Group’s Tier 1 restricted, Tier 2 and Tier 3 available own funds have not exceeded the tiering limits and hence the Group’s total available own funds are equal to the total eligible own funds.

(b)	Ordinary share capital and related share premium

The Group’s ordinary share capital represents the nominal value of 5 pence each fully paid equity shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

(c)	Surplus funds

Surplus funds arise from the Group’s with-profits funds in the UK and Asia (ie surplus funds arise from certain of Group’s ring-fenced funds). The value of surplus funds reported represents the excess of assets over liabilities (excluding the risk margin) of those ring-fenced funds after deducting the present value of the expected future shareholder transfers (net of any related tax borne by the funds).

Solvency and Financial Condition Report 2018   Prudential plc    69

E.  Capital Management

Having considered the features of Tier 1 own fund instruments set out in Article 71 of the Commission Delegated Regulation (EU) 2015/35 and the guidance in the PRA Supervisory Statement SS13/15 (Solvency II: surplus funds) Prudential has classified surplus funds under Tier 1.

In accordance with the template S.23.01.22 (Own Funds) presentation requirements, the value of surplus funds reported on the face of the template is prior to ring-fencing related restrictions being applied. The related restrictions are included as a deduction in the Reconciliation Reserve under ‘Restrictions applied to own funds due to ring-fencing’. As such, the contribution of surplus funds towards the Group’s own funds is lower than the £12,339 million disclosed above.

(d)	Reconciliation reserve

The reconciliation reserve represents the residual of excess of assets over liabilities after deducting (i) equity share capital comprising ordinary share capital and share premium; (ii) surplus funds; (iii) the restriction applied to own funds due to ring fencing; (iv) value of net deferred tax assets; (v) own shares held on the Group’s balance sheet and (vi) minority interests. No foreseeable dividend is deducted from own funds as the full year dividend had not been approved by the Board of Directors as at 31 December 2018.

(e)	Subordinated liabilities

This is the valuation under Solvency II requirements (similar to fair value) of the Group’s subordinated liabilities that under the Solvency II regulations (including permitted grandfathering) is permitted to be treated as capital.

In October 2018, the Company issued the following three substitutable core structural borrowings as part of the process required before demerger to rebalance debt across M&GPrudential and Prudential (see below):

—	£750 million 5.625 per cent Tier 2 subordinated notes due 2051. The proceeds, net of costs, were £743 million;
—	£500 million 6.25 per cent Tier 2 subordinated notes due 2068. The proceeds, net of costs, were £498 million; and
—	US$500 million 6.5 per cent Tier 2 subordinated notes due 2048. The proceeds, net of costs, were £389 million (US$498 million).

In December 2018, the Company paid £434 million to redeem its US$550 million 7.75 per cent Tier 1 perpetual subordinated notes.

Prior to the demerger, the Group expects to rebalance its debt capital across Prudential and M&GPrudential. This will include the ultimate holding company of M&GPrudential becoming an issuer of new debt, including debt substituted from Prudential, and Prudential redeeming some of its existing debt. Following these actions, the overall absolute quantum of debt across Prudential and M&GPrudential is currently expected to increase, by an amount which is not considered to be material in the context of the Group’s total outstanding debt as at 30 June 2018, before any substitutable debt had been issued, of £7.6 billion (comprising the Group’s core structural borrowings of £6.4 billion and shareholder borrowings from short-term fixed income securities programme of £1.2 billion). At the time of the demerger, Prudential expects M&GPrudential to be holding around £3.5 billion of subordinated debt. This expectation is subject to the M&GPrudential capital risk appetite being approved by the Board of the ultimate holding company of M&GPrudential, once fully constituted to include independent non-executive directors, and reflects the current operating environment and economic conditions, material changes in which may lead to a different outcome.

The subordinated debt treated as capital as shown above of £7,202 million as at 31 December 2018 (31 December 2017: £5,783 million) is as follows:

31 Dec	2018 £m	2017 £m	Tier	Callable dates
US$250m 6.75% Perpetual Subordinated Capital Securities*	197	186	Restricted Tier 1**	Quarterly since 23 September 2009
US$300m 6.5% Perpetual Subordinated Capital Securities*	237	223	Restricted Tier 1**	Quarterly since 23 September 2010
US$550m 7.75% Perpetual Subordinated Capital Securities*	-	407	Restricted Tier 1**	Quarterly since 23 June 2016
Perpetual subordinated capital securities (Tier 1 - restricted)	434	816
EUR€20m Medium Term Subordinated Notes 2023	18	18	Tier 2**	Bullet maturity on 10 July 2023
GBP£435m 6.125% Subordinated Notes 2031	610	629	Tier 2**	Bullet maturity on 19 December 2031
GBP£400m 11.375% Subordinated Notes 2039	408	419	Tier 2**	Semi-annually from 29 May 2019†
GBP£700m 5.7% Subordinated Notes 2063	880	899	Tier 2**	Semi-annually from 19 December 2043
GBP£600m 5% Subordinated Notes 2055	668	678	Tier 2	Semi-annually from 20 July 2035
US$700m 5.25% Perpetual Subordinated Capital Securities	547	517	Tier 2	Quarterly from 23 March 2018
US$1,000m 5.25% Perpetual Medium Term Notes	770	725	Tier 2	Quarterly from 20 July 2021
US$725m 4.375% Perpetual Medium Term Notes	556	524	Tier 2	Quarterly from 20 October 2021
US$750m 4.875% Perpetual Subordinated Capital Securities	587	558	Tier 2	Quarterly from 20 January 2023
£750m 5.625% Subordinated Notes 2051	779	-	Tier 2	Semi-annually from 20 October 2031
£500m 6.25% Subordinated Notes 2068	528	-	Tier 2	Semi-annually from 20 October 2048
US$500m 6.5% Subordinated Notes 2048	417	-	Tier 2	Semi-annually from 20 October 2028
Subordinated securities and notes (Tier 2)	6,768	4,967
Subordinated debt total***	7,202	5,783
*

These securities can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

**	Grandfathered tiering – see Section E.1.5.
***

The change in the value of subordinated debt of £1,419 million (from £5,783 million to £7,202 million) is driven by the proceeds of £1,630 million for the issuance of Tier 2 subordinated debt, £196 million of adverse foreign exchange movements on the US dollar denominated debts and £27 million of changes in the discounted value of cash flows based on first redemption point from movements in interest rates, partially offset by the payment of £434 million to redeem US$550 million restricted Tier 1 perpetual subordinated debt.

†	The GBP£400 million 11.375 per cent Subordinated Notes 2039 will be redeemed on 29 May 2019.
(f)	Value of net deferred tax assets

This represents the value of net assets as disclosed on the Solvency II balance sheet which is required to be treated as Tier 3 capital under the Solvency II regulations.

(g)	Non-available own funds

This represents the £715 million reduction to the own funds of the Group’s Asia life operations as at 31 December 2018 (31 December 2017: £632 million), as agreed with the PRA. This is discussed further under Section E.1.6.

Solvency and Financial Condition Report 2018   Prudential plc    70

E.  Capital Management

E.1.3.2  Significant changes in own funds during the reporting period

(Unaudited)

The consolidated own funds increased from £32,978 million to £35,762 million over 2018. The key capital movements, relate to issuance of Tier 2 subordinated debt (proceeds of £1,630 million, net of costs), offset by redemption of US$550 million (payment of £434 million) of restricted Tier 1 perpetual subordinated debt and payment of the dividends of £1,244 million. The remaining impacts relate to new and in-force business, management actions, the impact of corporate transactions including the reinsurance of £12.0 billion of UK annuity liabilities and market movements.

An analysis of the movement in the Group consolidated surplus, consistent with the 2018 Annual Report, is set out below:

Surplus £m
Consolidated surplus at 31 December 2017	13,319
Operating experience:
Underlying operating experience	4,147
Management actions	64
4,211
Non-operating experience	(1,196)
M&GPrudential transactions*	369

Other capital movements:
Subordinated debt issuance and redemptions	1,196
Foreign currency translation impacts	470
External dividends paid	(1,244)
Model changes	39
461
Consolidated surplus at 31 December 2018	17,164
*

M&GPrudential transactions of £369 million represent the beneficial impact on the Group Solvency II surplus of the UK annuities reinsurance transaction effective from 14 March 2018 and the transfer of Hong Kong subsidiaries to Prudential Corporation Asia Limited, after allowing for the impact of recalculation of the UK transitional measures as a result of these transactions.

E.1.4	Reconciliation of the Group IFRS shareholders’ equity to the excess of assets over liabilities on the Solvency II balance sheet and to Solvency II eligible own funds

The ‘excess of assets over liabilities’ on the Solvency II balance sheet is not equivalent to own funds as a number of adjustments are made on the own funds template to restrict the valuation.

The reconciliation of the Group IFRS shareholders’ equity to the excess of assets over liabilities on the Solvency II balance sheet to Solvency II eligible own funds value of the Group is as shown below:

	31 Dec 2018 £m		31 Dec 2017 £m
IFRS shareholders’ equity		17,249		16,087
Non-controlling interest/minority interest		18		7
IFRS total equity		17,267		16,094
Revaluation of US insurance entities from IFRS to US Statutory valuation	(2,502)		(2,960)
Removal of DAC, goodwill and intangibles	(4,642)		(4,042)
Change in valuation of technical provisions (and related liabilities), net of reinsurance	14,238		12,834
Impact of risk margin (net of transitionals)	(3,836)		(3,839)
Change in value of deferred tax principally as a result of valuation changes	(965)		(1,100)
Revaluation of the Group’s asset managers to local sectoral basis	(205)		(258)
Other valuation differences	(764)		(520)
Total valuation differences for shareholder-backed business (see also Section D.1.1 for further explanation on the line by line balance sheet valuation differences)		1,324		115
Addition of excess of assets over liabilities on a Solvency II basis before any restriction for ring-fenced funds		16,324		17,087
Excess of assets over liabilities as recorded in the Solvency II Balance Sheet		34,915		33,296
Subordinated debt recognised as capital		7,202		5,783
Own shares (recorded as an asset on the Solvency II balance sheet but deducted from own funds)		(130)		(204)
Reduction in Asia’s own funds, as agreed with the PRA		(715)		(632)
Restrict ring-fenced funds own funds to the value of their SCR and the value of the shareholders transfers		(5,510)		(5,265)
Eligible own funds		35,762		32,978

The reconciliation above follows the format of the reporting templates and separately identifies those items which adjust the excess of assets over liabilities shown on the balance sheet to eligible own funds. It also reflects other presentational differences between the IFRS and Solvency II balance sheet (as discussed in note (a) in Section D.1.1).

Solvency and Financial Condition Report 2018   Prudential plc    71

E.  Capital Management

E.1.5 Transitional measures relating to the grandfathering of subordinated debt

The classification of a number of the Group’s subordinated debt instruments has been grandfathered into restricted Tier 1 and Tier 2 capital in accordance with the transitional provisions of the Solvency II implementation. The grandfathered subordinated debt is identified in the table in Section E.1.3 (e) above.

At 31 December 2018, of the £7,202 million (31 December 2017: £5,783 million) of subordinated debt treated as capital, all of the restricted Tier 1 debt totalling £434 million (31 December 2017: £816 million) and £1,916 million (31 December 2017: £1,965 million) of the Tier 2 debt are subject to the grandfathering transitional provisions. The transitional provisions last for ten years from the implementation date of Solvency II on 1 January 2016. The next callable dates for these grandfathered debt instruments are as shown in the table in Section E.1.3 (e).

E.1.6 Significant restriction to the fungibility and transferability of own funds

(Unaudited)

The Group has considered, in the context of the Solvency II Directive, the specific provisions of national law, insolvency law, contract law and product regulation of the insurance subsidiary’s jurisdiction of operations in determining the appropriate treatment of ring-fenced funds.

For ring-fenced funds, own funds are adjusted to reflect that the funds have a reduced capacity to fully absorb losses on a going-concern basis due to their lack of fungibility within the insurance group. The contribution to Group or insurance subsidiary own funds from a ring-fenced fund is restricted such that the contribution to own funds from the ring-fenced fund is equal to the notional SCR for that ring-fenced fund and the value of shareholders transfers. The impact of ring-fenced funds on the Group’s solvency position is shown in E.1.2.

In addition, in line with Solvency II requirements, as agreed with the PRA, Prudential considers the extent to which own funds are transferable around the Group within nine months under stressed market conditions (to a 1-in-200 level). This test resulted in a £715 million reduction to available own funds at 31 December 2018 in respect of the Group’s business in Asia (31 December 2017: £632 million).

E.1.7 Other information on the Group own funds

All of the Group’s equity capital and the subordinated debt treated as capital as listed in Section E.1.3 (e) above are issued by the ultimate parent company, Prudential plc.

In addition, Jackson, consolidated via the Deduction and Aggregation method, has in issue US$250 million 8.15 per cent Surplus Notes 2027. There is no tiering for these notes under Jackson’s local regulations. For the purpose of the Group solvency, Jackson’s surplus notes have been categorised on the Solvency II quantitative reporting template as Tier 2. This has been offset by the allocation of the required deduction to own funds equal to 100 per cent of the US Risk Based Capital (Company Action Level), which is allocated to the lowest tier of own funds until the reduction has been fully allocated.

All intercompany transactions and balances are eliminated upon consolidation of the Group own funds. In particular this includes transactions and balances between insurance entities and other financial sector entities. In this case the value of other financial sector entities presented in the ‘Holdings in related undertakings, including participations’ line in the balance sheet is after deducting intercompany balances. Similarly transactions between the US insurance subsidiaries and the rest of the Group are eliminated. The value of the Brooke Life Insurance Company sub-group included in the ‘Holdings in related undertakings, including participations’ line on the balance sheet is therefore after deduction of any intercompany balances.

In the context of the valuation of technical provisions, the Group’s best estimate of technical provisions is the sum of the best estimates of technical provisions of individual insurance subsidiaries, adjusted for intra-group transactions relating to internal reinsurance arrangements.

E.2	Solvency Capital Requirement (SCR) and Minimum Capital Requirement (MCR)

(Unaudited)

E.2.1 Methodology

For the purpose of Solvency II regulatory reporting and risk management, Prudential has approval to use an internal model for calculating the Group SCR, together with solo entity SCRs for each EEA based insurance entity (namely The Prudential Assurance Company, Prudential Pensions Limited and Prudential International Assurance (PIA)). The assets and liabilities of these entities are valued on a Solvency II basis.

The US insurance companies are aggregated into the Group SCR using Method 2 (Deduction and Aggregation), as a result of which the internal model is described as ‘partial’. For the applicable US entities (Brooke Life Insurance Company, Jackson National Life Insurance Company (Jackson), Jackson National Life Insurance Company of New York (Jackson NY) and Squire Reassurance Company II) capital in excess of 250 per cent of the US local Risk Based Capital requirement is allowed for as follows:

Solvency and Financial Condition Report 2018   Prudential plc    72

E.  Capital Management

—	Own funds: represent Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
—	Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
—	No diversification benefits are taken into account between Jackson and the rest of the Group.

Aside from US insurance companies, all other companies are included within the scope of the internal model. In line with Solvency II requirements, capital requirements for asset managers and non-regulated entities carrying out financial activities have been derived using sectoral rules and notional sectoral rules respectively.

The consolidated Group SCR is then determined as the sum of SCRs arising from the internal model, using Method 1 (Accounting Consolidation), and Method 2 (Deduction and Aggregation) without any allowance for diversification.

E.2.2 Components of SCR

The Group SCR has decreased from £19,659 million at 31 December 2017 to £18,598 million at 31 December 2018 mainly as a result of the run off of in-force business, the reinsurance of £12.0 billion of annuity liabilities to Rothesay in March 2018, the impact of changes in market conditions (eg falling equity markets reducing the amount of SCR from equity risk) and model updates and refinements. The reduction has been partially offset by the additional capital requirements from new business and foreign currency movements.

At 31 December 2018, the Group consolidated SCR of £18,598 million (31 December 2017: £19,659 million), consisted of:

—	£17,117 million (31 December 2017: £18,487 million) from entities using the internal model and consolidated using method 1, including:
—	£16,425 million (31 December 2017: £17,905 million) SCR for insurance and reinsurance undertakings in the UK and Asia, as well as the central holding companies; and
—	£692 million (31 December 2017: £582 million) from asset managers and non-regulated entities carrying out financial activities; and
—	£1,481 million (31 December 2017: £1,172 million) from entities consolidated using Method 2.

The £16,425 million (31 December 2017: £17,905 million) arising from insurance and reinsurance undertakings under method 1 has been derived allowing for diversification benefits between risks and operations. The table below shows the undiversified SCR by risk category and the benefit of diversification:

Risk components	31 Dec 2018 £m	31 Dec 2017 £m
Interest rate risk	7,373	8,626
Equity risk	6,501	7,271
Property risk	1,425	1,404
Spread risk	9,732	10,766
Concentration risk	143	136
Currency risk	4,371	4,273
Diversification within market risk	(12,063)	(13,127)
Other counterparty risk	567	451
Mortality risk	695	890
Longevity risk	3,595	5,161
Disability - morbidity risk	1,269	1,144
Persistency - mass lapse	4,590	4,043
Persistency - other lapse risk	1,915	1,525
Expense risk	3,215	3,509
Life catastrophe risk	368	353
Diversification within life underwriting risk	(10,527)	(10,066)
Other non-life underwriting risk	21	21
Operational risk	2,172	2,035
Loss-absorbing capacity of deferred tax	(2,194)	(2,670)
Total undiversified components	23,168	25,745
Diversification between market and underwriting risks	(6,743)	(7,840)
Total Group SCR	16,425	17,905

The minimum consolidated Group SCR is calculated as the sum of:

—	The Minimum Capital Requirements (MCR) of the EEA authorised insurance and reinsurance undertakings included in the scope of method 1; and

—

The local capital requirements, at which the authorisation would be withdrawn, for third country insurance and reinsurance undertakings included in the scope of method 1, independently of any equivalence finding.

Solvency and Financial Condition Report 2018   Prudential plc    73

E.  Capital Management

At 31 December 2018, the minimum Group SCR amounts to £8,445 million (31 December 2017: £8,891 million), consisting of a £2,384 million (31 December 2017: £3,656 million) MCR from the EEA insurance entities, calculated under Solvency II basis; and a £6,061 million (31 December 2017: £5,235 million) from the minimum capital requirement under the local solvency regime of the other insurance businesses.

E.3  Use of the duration-based equity risk sub-module in the calculation of the SCR

(Unaudited)

Prudential has not used the duration-based equity risk sub-module in the calculation of its SCR as it is a standard formula approach and not applicable to a partial internal model firm such as Prudential.

E.4  Differences between the standard formula and any internal model used

(Unaudited)

E.4.1 Overview

The internal model is a key risk management tool and refers to the collection of systems and processes used to identify, monitor and quantify risks for the purpose of calculating the Solvency II SCR and ECap. The internal model is used to calculate both ECap and Solvency II Pillar 1 capital requirements, adjusted to reflect different methodologies and calibrations. Solvency II capital refers to the capital that is calculated using the Group’s internal model, calibrated to the rules and requirements of the Solvency II Directive. This is a risk-based measure and, compared to the Solvency II Standard Formula, has the advantage of better reflecting the specifics of the Group’s businesses and risks. This is the principal Group regulatory capital requirement. Therefore, it is one of the key capital metrics that the Group will be required to calculate, report and monitor.

The PRA has also approved the use of a Deduction and Aggregation method to incorporate the Group’s US insurance entities, which are included at 150 per cent of the US RBC Company Action Level (CAL) in the calculation of the Group SCR.

Standard Formula capital refers to the capital that is calculated in line with the standard formula rules provided by the Solvency II Directive. Even though Standard Formula, as part of Solvency II, represents a risk-based measure, it is based on a set of prescribed parameters, calibrated for European insurers and, therefore, it does not fully reflect the characteristics of a global group like Prudential and the specific structure and risks the Group is exposed to.

E.4.2 Scope of internal model

As required in Article 101 of Directive 2009/138/EC, the SCR from the approved internal model is calculated as the Value-at-Risk of the basic own funds of an (re)insurance undertaking at a confidence level of 99.5 per cent over a one-year period. The main risk categories allowed for in the internal model are shown in Section E2.2. Within these categories, underlying ‘risk drivers’ are specified as the result of an annual risk identification process across the Group. A model is defined and calibrated for each underlying risk driver and these are combined with an appropriate dependency structure and simulated to generate multiple thousands of combined risk scenarios. These risk scenarios are applied to all the assets and liabilities of the Group (for each entity within the scope of the internal model) to generate a wide range of possible outcomes for the Group’s total net assets. For simplicity, and to avoid circularity, the risk margin is held constant in all these risk scenarios. The resulting probability distribution of the Group’s net assets is used to calculate the internal model SCR, by subtracting the 99.5th worst percentile outcome from the unstressed balance sheet.

The data used in the internal model covers the following:

—	Liability data;
—	Asset data;
—	Finance data;
—	Operational risk data;
—	Policyholder data;
—	Data used in setting assumptions, including demographic, economic and other; and
—	Other relevant data required by the internal model and technical provisions.

The quality of the data is subject to an internal model data quality framework to ensure the accuracy, completeness, appropriateness and timeliness of the data.

Solvency and Financial Condition Report 2018   Prudential plc    74

E.  Capital Management

E.4.3 Internal model vs standard formula

Key differences between the calculation of the internal formula SCR and the standard formula SCR include:

—

Whereas the standard formula stresses and correlations are prescribed, the internal model risk scenarios reflect Prudential’s specific risk profile and are derived from a combination of data analysis and expert judgement, subject to the internal model tests and standards required by the Solvency II Directive (see further detail in the table below);

—

Although the same broad risk categories are used to group risk drivers in the internal model, the internal model risk drivers within each category are typically much more granular than the broad risk categories considered under the standard formula. For example, the internal model risk drivers typically vary by country, as well as by other attributes of the risk, whereas many of the standard formula stresses do not vary by country;

—

The internal model also covers some risks that are not included in the standard formula (for example equity implied volatility risk, interest rate implied volatility risk and government bond spread risk);

—

The internal model SCR is derived by combining underlying risk drivers together into combined stress scenarios, and then ranking the outcomes of applying these stress scenarios to the Group’s balance sheet to derive the 99.5th worst percentile outcome. Conversely, the standard formula SCR is derived by calculating the impact on the balance sheet of each prescribed stress separately and then aggregating these outcomes using prescribed correlation matrices. Therefore the internal model allows for the impact on the balance sheet of combinations of risks occurring together, whereas the standard formula only considers each risk in isolation; and

—

The internal model allows for the matching adjustment ring-fence to vary in each risk scenario, reflecting changes in the value of the corresponding liabilities. Therefore diversification is allowed for between risks inside and risks outside the matching adjustment portfolios. Conversely, because the standard formula does not consider the impacts of combinations of risks occurring together, it requires that no diversification is recognised between the risks inside and the risks outside the matching adjustment portfolio.

Risk category	Standard formula	Internal model
Equity	Stresses vary between “Type 1” (listed EEA and OECD stocks) and “Type 2” (other countries, unlisted equities and alternative equity investments). A symmetric adjustment is applied to the level of stress to smooth out significant movements in markets close to the calculation date.	The model includes more granular stresses with calibrations set for each main equity benchmark index. At least one equity index is calibrated for each relevant global economy. Private equity, infrastructure equity and hedge funds are modelled using specific calibrations. Equity implied volatility is also modelled. No symmetric adjustment is applied.
Credit	For corporate bonds, loans and non-exempt sovereign bonds, credit risk is modelled by stressing credit spreads, with stresses varying by rating and duration bucket. European sovereign bonds are exempt from stress. Stresses on assets with an element of securitisation receive higher stresses, as do bonds with no credit rating. The matching adjustment is allowed for by a factor-based reduction of the spread stresses by rating.	Credit spreads, ratings migrations, defaults and fundamental spreads (for the UK matching portfolio) are all explicitly modelled. The spread stresses vary by credit rating, with calibrations differentiated by economy, product and duration bucket where appropriate. Internal credit assessments are used for bonds and loans without an agency rating and to uplift stresses for assets where structuring introduces additional risk. Spread stresses are applied to sovereign bonds, taking into account the credit risk of the issuing government. The matching adjustment is calculated dynamically based on the bond yields and fundamental spread being modelled in each risk scenario.
Yields	Interest rate stresses are defined as bi-directional stresses to the base risk-free curve which vary by term but not by country.	Stresses are calibrated for each relevant global economy, and stresses to the shapes of risk-free yield curves are modelled using an industry-standard ‘principal component’ methodology. Stressed curves are re-extrapolated beyond the last liquid point for each economy using the methodology specified by EIOPA. Interest rate implied volatility and inflation risk are also modelled.
Property	There is a single property stress applied globally to the value of all assets classified as property.	Property stresses are differentiated by type of property, with separate calibrations for commercial and residential property. The model also separates the risks relating to contractually fixed rental income from that relating to capital growth where this is relevant for the matching adjustment.

Solvency and Financial Condition Report 2018   Prudential plc    75

E.  Capital Management

Risk category	Standard formula	Internal model
Currency	For the Group result, a pair of up and down stresses is applied to the non-GBP net asset value in each business, and then aggregated. This approach also implicitly captures any asset-liability currency mismatch in each country.	A calibration is derived for each currency relative to UK sterling (which is the Group’s reporting currency). Global currency outcomes are simulated and used to translate all assets and liabilities into sterling in each risk scenario, thereby including the effect of currency “translation” as well as asset-liability currency mismatches within countries.
Concentration	The capital charge is based on the relative size of individual exposures as a proportion of the overall asset portfolio. Some non-EEA sovereigns are included, depending on their credit rating.	A similar approach is used as for the standard formula, with a more risk-based approach adopted for Asia sovereigns.
Counterparty default risk	Counterparty default risk is calculated taking into account the loss-given-default and probability of default, using fixed factors. Separate parameters and different aggregation approaches are applied for Type 1 exposures (eg derivatives, reinsurance, deposits) compared to Type 2 exposures (eg receivables from intermediaries).	A stochastic portfolio model (calibrated by credit rating) is used to capture counterparty risk, allowing for stochastic default and recovery rates. The model allows for counterparty exposures to increase under stressed conditions arising from other market and insurance risks.
Lapse	Policyholder lapse rates are stressed in both directions and a mass lapse stress is also applied. The capital charge is based on the largest of these impacts. The stresses are fixed for all countries and products (except for “group policies” which have a higher capital charge).	The lapse calibration is more granular and includes stresses to lapse assumptions, mass lapses, premium holiday and partial withdrawal exposures where relevant. The stresses vary by country and product type as appropriate.
Longevity	A downward stress to mortality rates is applied to all relevant business.	The longevity calibration is more granular and includes stresses to base mortality rates and longevity trend assumptions separately. Calibrations are differentiated by gender and by different blocks of business, as appropriate.
Mortality and Life catastrophe	An increase in best estimate mortality rates and an instantaneous catastrophe risk stress are applied to all relevant business.	The mortality calibration is more granular and allows stresses to vary by country, as appropriate, including stresses to both best estimate mortality rates and for catastrophe risks.
Morbidity	An increase in long-term morbidity rates is applied, including a reduction in morbidity recovery rates. The same stresses apply for all relevant business.	The morbidity calibration is more granular and allows morbidity stresses to vary for each country, reflecting the relevant exposures. The calibration allows for risks relating to the rates of morbidity and to the rates of recovery.
Expense	Both the level of expenses and level of expense inflation are stressed under the standard formula. The same stresses apply to all business.	Expense level and expense inflation risks are modelled, with stresses calibrated individually by business unit and by product type where appropriate.
Operational	Operational risk is calculated using a factor based approach applied to premiums, technical provisions and unit linked expenses.	Individual operational risks are assessed bottom-up in each of the businesses, and modelled using a frequency-severity model. These are combined with correlation assumptions to produce aggregate probability distributions of potential operational losses.

E.5  Non-compliance with the MCR and non-compliance with the SCR

The Group’s SCR and MCR have been met during 2018.

E.6  Any other information

There is no other material information regarding the Group’s capital management other than those disclosed in the sections above.

Solvency and Financial Condition Report 2018   Prudential plc    76

Statement of Directors’ Responsibilities

The Directors of Prudential plc acknowledge their responsibility for preparing the Group Solvency and Financial Condition Report in all material respects in accordance with the PRA Rules and the Solvency II Regulations.

The Directors are satisfied that:

a)

throughout the financial year to 31 December 2018, the Group has complied in all material respects with the requirements of the PRA Rules and the Solvency II Regulations as applicable at the level of the Group; and

b)

it is reasonable to believe that in respect of the period from 31 December 2018 to the date of the publication of the Group Solvency and Financial Condition Report, the Group has continued to comply and will continue so to comply for the remainder of the financial year to 31 December 2019 or, if earlier, to the date on which the PRA Rules and the Solvency II Regulations cease to apply to the Group.

Signed on behalf of the Board of Directors

/s/ Mike Wells

Mike Wells

Group Chief Executive

15 May 2019

Solvency and Financial Condition Report 2018   Prudential plc    77

Independent Auditor’s Report

Report of the external independent auditor to the Directors of Prudential plc (‘the Company’) pursuant to Rule 4.1(2) of the External Audit Part of the PRA Rulebook applicable to Solvency II firms

Report on the Audit of the relevant elements of the Group Solvency and Financial Condition Report

Opinion

Except as stated below, we have audited the following documents prepared by Prudential plc as at 31 December 2018:

•

The ‘Valuation for solvency purposes’ and ‘Capital Management’ sections of the Group Solvency and Financial Condition Report of Prudential plc as at 31 December 2018, (‘the Narrative Disclosures subject to audit’); and

•	Group templates S02.01.02, S22.01.22, S23.01.22, S32.01.22 (‘the Templates subject to audit’).

The Narrative Disclosures subject to audit and the Templates subject to audit are collectively referred to as the ‘Relevant Elements of the Group Solvency and Financial Condition Report’.

We are not required to audit, nor have we audited, and as a consequence do not express an opinion on the Other Information which comprises:

•

Information contained within the Relevant Elements of the Group Solvency and Financial Condition Report set out about above which are, or derive from the Solvency Capital Requirement, as identified in the Appendix to this report;

•	The ‘Business and performance’, ‘System of governance’ and ‘Risk profile’ sections of the Group Solvency and Financial Condition Report;
•	Group templates S05.01.02, S05.02.01, S.25.02.22;
•

Information calculated in accordance with the previous regime used in the calculation of the transitional measures on technical provisions, and as a consequence all information relating to the transitional measures on technical provisions as set out in the Appendix to this report;

•	The written acknowledgement by the Directors of their responsibilities, including for the preparation of the Group Solvency and Financial Condition Report (‘the Responsibility Statement’);
•

Information which pertains to an undertaking that is not a Solvency II undertaking and has been prepared in accordance with PRA rules other than those implementing the Solvency II Directive or in accordance with an EU instrument other than the Solvency II regulations (‘the sectoral information’).

To the extent the information subject to audit in the relevant elements of the Solvency and Financial Condition Report includes amounts that are totals, sub-totals or calculations derived from the Other Information, we have relied without verification on the Other Information.

In our opinion, the information subject to audit in the Relevant Elements of the Group Solvency and Financial Condition Report of Prudential plc as at 31 December 2018 is prepared, in all material respects, in accordance with the financial reporting provisions of the PRA Rules and Solvency II regulations on which they are based, as modified by relevant supervisory modifications, and as supplemented by supervisory approvals and determinations.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) including ISA (UK) 800 and ISA (UK) 805, and applicable law. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Relevant Elements of the Group Solvency and Financial Condition Report section of our report. We are independent of the Prudential plc in accordance with the ethical requirements that are relevant to our audit of the Group Solvency and Financial Condition Report in the UK, including the FRC’s Ethical Standard as applied to public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – special purpose basis of accounting

We draw attention to the ‘Valuation for solvency purposes’ and ‘Capital Management’ sections of the Group Solvency and Financial Condition Report, which describe the basis of accounting. The Group Solvency and Financial Condition Report is prepared in compliance with the financial reporting provisions of the PRA Rules and Solvency II regulations, and therefore in accordance with a special purpose financial reporting framework. The Group Solvency and Financial Condition Report is required to be published, and intended users include but are not limited to the Prudential Regulation Authority. As a result, the Group Solvency and Financial Condition Report may not be suitable for another purpose. Our opinion is not modified in respect of this matter.

Solvency and Financial Condition Report 2018   Prudential plc    78

Independent Auditor’s Report

Conclusions relating to going concern

We have nothing to report in respect of the following matters in relation to which the ISAs (UK) require us to report to you if:

•	the directors’ use of the going concern basis of accounting in the preparation of the Group Solvency and Financial Condition Report is not appropriate; or
•

the directors have not disclosed in the Group Solvency and Financial Condition Report any identified material uncertainties that may cast significant doubt about the company’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the Group Solvency and Financial Condition Report is authorised for issue.

Other Information

The Directors are responsible for the Other Information.

Our opinion on the Relevant Elements of the Group Solvency and Financial Condition Report does not cover the Other Information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the Group Solvency and Financial Condition Report, our responsibility is to read the Other Information and, in doing so, consider whether the Other Information is materially inconsistent with the Relevant Elements of the Group Solvency and Financial Condition Report, or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the Relevant Elements of the Group Solvency and Financial Condition Report or a material misstatement of the Other Information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors for the Group Solvency and Financial Condition Report

The Directors are responsible for the preparation of the Group Solvency and Financial Condition Report in accordance with financial reporting provisions of the PRA Rules and Solvency II regulations which have been modified by the modifications, and supplemented by the approvals and determinations made by the PRA under section 138A of FSMA, the PRA Rules and Solvency II regulations on which they are based.

The Directors are also responsible for such internal control as they determine is necessary to enable the preparation of a Group Solvency and Financial Condition Report that is free from material misstatement, whether due to fraud or error; assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the relevant elements of the Group Solvency and Financial Condition Report

It is our responsibility to form an independent opinion as to whether the Relevant Elements of the Group Solvency and Financial Condition Report are prepared, in all material respects, with financial reporting provisions of the PRA Rules and Solvency II regulations on which it is based, as modified by relevant supervisory modifications, and as supplemented by supervisory approvals and determinations.

Our objectives are to obtain reasonable assurance about whether the relevant elements of the Group Solvency and Financial Condition Report are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decision making or the judgement of the users taken on the basis of the Relevant Elements of the Group Solvency and Financial Condition Report.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities

Other Matter

The Company has authority to calculate its Group Solvency Capital Requirement using a partial internal model (‘the Model’) approved by the Prudential Regulation Authority in accordance with the Solvency II Regulations. In forming our opinion (and in accordance with PRA Rules), we are not required to audit the inputs to, design of, operating effectiveness of and outputs from the Model, or whether the Model is being applied in accordance with the Company’s application or approval order.

Solvency and Financial Condition Report 2018   Prudential plc    79

Independent Auditor’s Report

Report on Other Legal and Regulatory Requirements

Sectoral Information

In our opinion, in accordance with Rule 4.2 of the External Audit Part of the PRA Rulebook for Solvency II firms, the sectoral information has been properly compiled in accordance with the PRA rules and EU instruments relating to that undertaking from information provided by members of the group and the relevant insurance group undertaking.

Other Information

In accordance with Rule 4.1(3) of the External Audit Part of the PRA Rulebook for Solvency II firms we are also required to consider whether the Other Information is materially inconsistent with our knowledge obtained in the audit of Prudential plc’s statutory financial statements. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

The purpose of our audit work and to whom we owe our responsibilities

This report of the external auditor is made solely to the company’s directors, as its governing body, in accordance with the requirement in Rule 4.1(2) of the External Audit Part of the PRA Rulebook for Solvency II firms and the terms of our engagement. We acknowledge that the directors are required to submit the report to the PRA, to enable the PRA to verify that an auditor’s report has been commissioned by the company’s directors and issued in accordance with the requirement set out in Rule 4.1(2) of the External Audit Part of the PRA Rulebook for Solvency II firms and to facilitate the discharge by the PRA of its regulatory functions in respect of the company, conferred on the PRA by or under the Financial Services and Markets Act 2000.

Our audit has been undertaken so that we might state to the company’s directors those matters we are required to state to them in an auditor’s report issued pursuant to Rule 4.1(2) and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company through its governing body, for our audit, for this report, or for the opinions we have formed.

/s/ Philip Smart

Philip Smart

For and on behalf of KPMG LLP

Chartered accountants

15 Canada Square

London, E14 5GL

15 May 2019

The maintenance and integrity of Prudential plc’s website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Solvency and Financial Condition Report since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of Solvency and Financial Condition Reports may differ from legislation in other jurisdictions.

Solvency and Financial Condition Report 2018   Prudential plc    80

Independent Auditor’s Report

Appendix A – relevant elements of the Group Solvency and Financial Condition Report that are not subject to audit

Group internal model

The relevant elements of the Group Solvency and Financial Condition Report that are not subject to audit comprise:

•	The following elements of Group template S.02.01.02:
–	Row R0550: Technical provisions – non-life (excluding health) – risk margin
–	Row R0590: Technical provisions – health (similar to non-life) – risk margin
–	Row R0640: Technical provisions – health (similar to life) – risk margin
–	Row R0680: Technical provisions – life (excluding health and index-linked and unit-linked) – risk margin
–	Row R0720: Technical provisions – Index-linked and unit-linked – risk margin

•	The following elements of Group template S.22.01.22
–	Column C0030: Impact of transitional measures on technical provisions
–	Row R0010: Technical provisions
–	Row R0090: Solvency Capital Requirement

•	The following elements of Group template S.23.01.22
–	Row R0020: Non-available called but not paid in ordinary share capital at group level
–	Row R0060: Non-available subordinated mutual member accounts at group level
–	Row R0080: Non-available surplus at group level
–	Row R0100: Non-available preference shares at group level
–	Row R0120: Non-available share premium account related to preference shares at group level
–	Row R0150: Non-available subordinated liabilities at group level
–	Row R0170: The amount equal to the value of net deferred tax assets not available at the group level
–	Row R0190: Non-available own funds related to other own funds items approved by supervisory authority
–	Row R0210: Non-available minority interests at group level
–	Row R0380: Non-available ancillary own funds at group level
–	Rows R0410 to R0440 – Own funds of other financial sectors
–	Row R0680: Group SCR
–	Row R0740: Adjustment for restricted own fund items in respect of matching adjustment portfolios and ring fenced funds
–	Row R0750: Other non-available own funds

•	Elements of the Narrative Disclosures subject to audit identified as ‘Unaudited’.

Solvency and Financial Condition Report 2018   Prudential plc    81

Quantitative Reporting Templates (QRTs)

Quantitative Reporting Templates (QRTs)

(All amounts are reported in £000)

S.02.01.02    Balance sheet

		Solvency II value
Assets		C0010
Intangible assets	R0030	-
Deferred tax assets	R0040	93,825
Pension benefit surplus	R0050	-
Property, plant & equipment held for own use	R0060	339,373
Investments (other than assets held for index-linked and unit-linked contracts)	R0070	215,989,908
Property (other than for own use)	R0080	11,759,444
Holdings in related undertakings, including participations	R0090	37,748,897
Equities	R0100	34,111,102
Equities - listed	R0110	33,964,430
Equities - unlisted	R0120	146,672
Bonds	R0130	105,766,641
Government Bonds	R0140	38,291,177
Corporate Bonds	R0150	61,657,820
Structured notes	R0160	-
Collateralised securities	R0170	5,817,644
Collective Investments Undertakings	R0180	20,995,052
Derivatives	R0190	2,794,932
Deposits other than cash equivalents	R0200	2,813,840
Other investments	R0210	-
Assets held for index-linked and unit-linked contracts	R0220	39,143,393
Loans and mortgages	R0230	13,180,374
Loans on policies	R0240	1,169,812
Loans and mortgages to individuals	R0250	1,633,077
Other loans and mortgages	R0260	10,377,485
Reinsurance recoverables from:	R0270	14,899,346
Non-life and health similar to non-life	R0280	3,257
Non-life excluding health	R0290	1,325
Health similar to non-life	R0300	1,932
Life and health similar to life, excluding health and index-linked and unit-linked	R0310	13,055,886
Health similar to life	R0320	(52,726)
Life excluding health and index-linked and unit-linked	R0330	13,108,612
Life index-linked and unit-linked	R0340	1,840,203
Deposits to cedants	R0350	-
Insurance and intermediaries receivables	R0360	523,552
Reinsurance receivables	R0370	524,922
Receivables (trade, not insurance)	R0380	1,730,382
Own shares (held directly)	R0390	129,746
Amounts due in respect of own fund items or initial fund called up but not yet paid in	R0400	-
Cash and cash equivalents	R0410	2,792,546
Any other assets, not elsewhere shown	R0420	-
Total assets	R0500	289,347,367

Solvency and Financial Condition Report 2018   Prudential plc    82

Quantitative Reporting Templates (QRTs)

S.02.01.02    Balance Sheet (continued)

		Solvency II value
Liabilities		C0010
Technical provisions – non-life	R0510	87,416
Technical provisions – non-life (excluding health)	R0520	39,371
TP calculated as a whole	R0530	-
Best Estimate	R0540	39,258
Risk margin	R0550	113
Technical provisions - health (similar to non-life)	R0560	48,045
TP calculated as a whole	R0570	-
Best Estimate	R0580	47,880
Risk margin	R0590	165
Technical provisions - life (excluding index-linked and unit-linked)	R0600	193,779,226
Technical provisions - health (similar to life)	R0610	(2,444,764)
TP calculated as a whole	R0620	-
Best Estimate	R0630	(3,174,495)
Risk margin	R0640	729,731
Technical provisions – life (excluding health and index-linked and unit-linked)	R0650	196,223,990
TP calculated as a whole	R0660	-
Best Estimate	R0670	193,073,928
Risk margin	R0680	3,150,062
Technical provisions – index-linked and unit-linked	R0690	36,000,258
TP calculated as a whole	R0700	-
Best Estimate	R0710	34,463,177
Risk margin	R0720	1,537,081
Contingent liabilities	R0740	31,344
Provisions other than technical provisions	R0750	669,741
Pension benefit obligations	R0760	80,315
Deposits from reinsurers	R0770	175,890
Deferred tax liabilities	R0780	2,290,734
Derivatives	R0790	2,234,750
Debts owed to credit institutions	R0800	3,201,636
Financial liabilities other than debts owed to credit institutions	R0810	1,251,118
Insurance & intermediaries payables	R0820	2,692,622
Reinsurance payables	R0830	475,943
Payables (trade, not insurance)	R0840	4,231,301
Subordinated liabilities	R0850	7,230,086
Subordinated liabilities not in BOF	R0860	28,590
Subordinated liabilities in BOF	R0870	7,201,496
Any other liabilities, not elsewhere shown	R0880	-
Total liabilities	R0900	254,432,380

Excess of assets over liabilities	R1000	34,914,987

Solvency and Financial Condition Report 2018   Prudential plc    83

Quantitative Reporting Templates (QRTs)

S.05.01.02    Premiums, claims and expenses by line of business

(Unaudited)

		Line of Business for: non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)
		Medical expense insurance	Income protection insurance	Workers’ compensation insurance	Motor vehicle liability insurance	Other motor insurance	Marine, aviation and transport insurance	Fire and other damage to property insurance	General liability insurance	Credit and suretyship insurance
		C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0090
Premiums written
Gross - Direct Business	R0110	69,465	-	5,714	6,421	-	304	10,751	2,134	1,614
Gross - Proportional reinsurance accepted	R0120	-	-	3	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted	R0130
Reinsurers’ share	R0140	5,665	-	493	540	-	185	1,318	151	28
Net	R0200	63,800	-	5,224	5,881	-	119	9,433	1,983	1,586
Premiums earned
Gross - Direct Business	R0210	65,219	-	5,662	5,961	-	315	10,179	2,125	1,509
Gross - Proportional reinsurance accepted	R0220	-	-	5	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted	R0230
Reinsurers’ share	R0240	6,337	-	510	495	-	193	1,228	159	25
Net	R0300	58,882	-	5,157	5,466	-	122	8,951	1,966	1,484
Claims incurred
Gross - Direct Business	R0310	38,476	-	1,614	2,659	-	(60)	4,446	253	356
Gross - Proportional reinsurance accepted	R0320	-	-	-	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted	R0330
Reinsurers’ share	R0340	3,418	-	62	3	-	29	1,351	-	1
Net	R0400	35,058	-	1,552	2,656	-	(89)	3,095	253	355
Changes in other technical provisions
Gross - Direct Business	R0410	-	-	(262)	(181)	-	1	-	(119)	-
Gross - Proportional reinsurance accepted	R0420	-	-	-	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted	R0430
Reinsurers’ share	R0440	-	-	-	-	-	-	-	-	-
Net	R0500	-	-	(262)	(181)	-	1	-	(119)	-
Expenses incurred	R0550	22,003	-	2,499	3,875	-	33	4,623	916	687
Other expenses	R1200
Total expenses	R1300

Solvency and Financial Condition Report 2017   Prudential plc    84

Quantitative Reporting Templates (QRTs)

S.05.01.02    Premiums, claims and expenses by line of business (continued)

(Unaudited)

		Line of Business for: non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)			Line of business for: accepted non-proportional reinsurance				Total
		Legal expenses insurance	Assistance	Miscellaneous financial loss	Health	Casualty	Marine, aviation, transport	Property
		C0100	C0110	C0120	C0130	C0140	C0150	C0160	C0200
Premiums written
Gross - Direct Business	R0110	-	-	-					96,403
Gross - Proportional reinsurance accepted	R0120	-	-	-					3
Gross - Non-proportional reinsurance accepted	R0130								-
Reinsurers’ share	R0140	-	-	-					8,380
Net	R0200	-	-	-					88,026
Premiums earned
Gross - Direct Business	R0210	-	-	-					90,970
Gross - Proportional reinsurance accepted	R0220	-	-	-					5
Gross - Non-proportional reinsurance accepted	R0230								-
Reinsurers’ share	R0240	-	-	-					8,947
Net	R0300	-	-	-					82,028
Claims incurred
Gross - Direct Business	R0310	-	-	-					47,744
Gross - Proportional reinsurance accepted	R0320	-	-	-					-
Gross - Non-proportional reinsurance accepted	R0330								-
Reinsurers’ share	R0340	-	-	-					4,864
Net	R0400	-	-	-					42,880
Changes in other technical provisions
Gross - Direct Business	R0410	-	-	-					(561)
Gross - Proportional reinsurance accepted	R0420	-	-	-					-
Gross - Non-proportional reinsurance accepted	R0430								-
Reinsurers’ share	R0440	-	-	-					-
Net	R0500	-	-	-					(561)
Expenses incurred	R0550	-	62	-					34,698
Other expenses	R1200								18
Total expenses	R1300								34,716

Solvency and Financial Condition Report 2017   Prudential plc    85

Quantitative Reporting Templates (QRTs)

S.05.01.02    Premiums, claims and expenses by line of business (continued)

(Unaudited)

		Line of Business for: life insurance obligations						Life reinsurance obligations		Total
		Health insurance	Insurance with profit participation	Index-linked and unit- linked insurance	Other life insurance	Annuities stemming from non-life insurance contracts and relating to health insurance obligations	Annuities stemming from non-life insurance contracts and relating to insurance obligations other than health insurance obligations	Health reinsurance	Life reinsurance
		C0210	C0220	C0230	C0240	C0250	C0260	C0270	C0280	C0300
Premiums written
Gross	R1410	863,438	21,132,276	16,361,810	10,201,752	-	-	-	24,305	48,583,581
Reinsurers’ share	R1420	54,482	10,883	44,376	13,906,208	-	-	-	-	14,015,949
Net	R1500	808,956	21,121,393	16,317,434	(3,704,456)	-	-	-	24,305	34,567,632
Premiums earned
Gross	R1510	863,437	21,132,276	16,361,810	10,197,534	-	-	-	24,305	48,579,362
Reinsurers’ share	R1520	54,482	10,883	44,376	13,906,223	-	-	-	-	14,015,964
Net	R1600	808,955	21,121,393	16,317,434	(3,708,689)	-	-	-	24,305	34,563,398
Claims incurred
Gross	R1610	466,055	9,820,682	15,462,653	8,945,215	-	-	-	65,630	34,760,235
Reinsurers’ share	R1620	56,891	1,379	42,186	2,042,046	-	-	-	-	2,142,502
Net	R1700	409,164	9,819,303	15,420,467	6,903,169	-	-	-	65,630	32,617,733
Changes in other technical provisions
Gross	R1710	(59,580)	2,464,548	(10,575,628)	2,117,395	-	-	-	69,574	(5,983,691)
Reinsurers’ share	R1720	23,353	(27,926)	(42,017)	11,456,512	-	-	-	-	11,409,922
Net	R1800	(82,933)	2,492,474	(10,533,611)	(9,339,117)	-	-	-	69,574	(17,393,613)
Expenses incurred	R1900	134,213	2,529,577	2,043,145	1,667,523	-	-	-	-	6,374,458
Other expenses	R2500									209,035
Total expenses	R2600									6,583,493

Solvency and Financial Condition Report 2017   Prudential plc    86

Quantitative Reporting Templates (QRTs)

S.05.02.01    Premiums, claims and expenses by country

(Unaudited)

		Home Country	Top 5 countries (by amount of gross premiums written) - life obligations				Total
		C0150	C0160	C0170	C0180	C0190	C0210
	R1400		US	HK	SG	ID
		C0220	C0230	C0240	C0250	C0260	C0280
Premiums written
Gross	R1410	13,650,489	18,075,117	8,109,985	3,225,410	1,436,559	44,497,560
Reinsurers’ share	R1420	13,133,224	308,529	455,340	19,980	41,709	13,958,782
Net	R1500	517,265	17,766,588	7,654,645	3,205,430	1,394,850	30,538,778
Premiums earned
Gross	R1510	13,650,489	18,075,117	8,109,985	3,225,410	1,436,559	44,497,560
Reinsurers’ share	R1520	13,133,224	308,529	455,340	19,980	41,709	13,958,782
Net	R1600	517,265	17,766,588	7,654,645	3,205,430	1,394,850	30,538,778
Claims incurred
Gross	R1610	13,603,253	15,754,064	1,201,064	1,668,341	725,673	32,952,395
Reinsurers’ share	R1620	1,375,979	489,469	114,346	118,651	24,418	2,122,863
Net	R1700	12,227,274	15,264,595	1,086,718	1,549,690	701,255	30,829,532
Changes in other technical provisions
Gross	R1710	(5,617,251)	(6,166,345)	4,903,386	(88,281)	(88,376)	(7,056,867)
Reinsurers’ share	R1720	10,894,351	(109,942)	717,877	(92,288)	(78)	11,409,920
Net	R1800	(16,511,602)	(6,056,403)	4,185,509	4,007	(88,298)	(18,466,787)
Expenses incurred	R1900	1,214,115	1,751,224	1,618,410	509,859	337,622	5,431,230
Other expenses	R2500						187,434
Total expenses	R2600						5,618,664

Solvency and Financial Condition Report 2017   Prudential plc    87

Quantitative Reporting Templates (QRTs)

S.05.02.01    Premiums, claims and expenses by country (continued)

(Unaudited)

		Home Country	Top 5 countries (by amount of gross premiums written) non-life obligations	Total Top 5 and home country
		C0010	C0020	C0070
	C0010		HK
		C0080	C0090	C00140
Premiums written
Gross - Direct Business	R0110	-	96,403	96,403
Gross - Proportional reinsurance accepted	R0120	-	3	3
Gross - Non-proportional reinsurance accepted	R0130	-	-	-
Reinsurers’ share	R0140	-	8,380	8,380
Net	R0200	-	88,026	88,026
Premiums earned
Gross - Direct Business	R0210	-	90,970	90,970
Gross - Proportional reinsurance accepted	R0220	-	5	5
Gross - Non-proportional reinsurance accepted	R0230	-	-	-
Reinsurers’ share	R0240	-	8,947	8,947
Net	R0300	-	82,028	82,028
Claims incurred
Gross - Direct Business	R0310	-	47,744	47,744
Gross - Proportional reinsurance accepted	R0320	-	-	-
Gross - Non-proportional reinsurance accepted	R0330	-	-	-
Reinsurers’ share	R0340	-	4,864	4,864
Net	R0400	-	42,880	42,880
Changes in other technical provisions
Gross - Direct Business	R0410	-	(561)	(561)
Gross - Proportional reinsurance accepted	R0420	-	-	-
Gross - Non-proportional reinsurance accepted	R0430	-	-	-
Reinsurers’ share	R0440	-	-	-
Net	R0500	-	(561)	(561)
Expenses incurred	R0550	-	34,634	34,634
Other expenses	R1200			18
Total expenses	R1300			34,652

Solvency and Financial Condition Report 2017   Prudential plc    88

Quantitative Reporting Templates (QRTs)

S.22.01.22    Impact of long-term guarantees and transitional measures

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

		Amount with LTG measures and transitionals	Impact of transitional on technical provisions	Impact of transitional on interest rate	Impact of volatility adjustment set to zero	Impact of matching adjustment set to zero
		C0010	C0030	C0050	C0070	C0090
Technical provisions	R0010	229,866,900	2,622,716	-	693,109	3,459,398
Basic own funds	R0020	31,028,019	(1,322,496)	-	(686,396)	(2,131,764)
Eligible own funds to meet SCR	R0050	35,761,804	(1,322,496)	-	(686,396)	(2,131,764)
SCR	R0090	18,598,221	249,806	-	463,432	3,223,135

Solvency and Financial Condition Report 2017   Prudential plc    89

Quantitative Reporting Templates (QRTs)

S.23.01.22    Own funds

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

		Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
		C0010	C0020	C0030	C0040	C0050
Basic own funds before deduction for participations in other financial sector
Ordinary share capital (gross of own shares)	R0010	129,652	129,652		-
Non-available called but not paid in ordinary share capital at group level	R0020	-	-		-
Share premium account related to ordinary share capital	R0030	1,964,502	1,964,502		-
Initial funds, members’ contributions or the equivalent basic own - fund item for mutual and mutual-type undertakings	R0040	-	-		-
Subordinated mutual member accounts	R0050	-		-	-	-
Non-available subordinated mutual member accounts at group level	R0060	-		-	-	-
Surplus funds	R0070	12,338,825	12,338,825
Non-available surplus funds at group level	R0080	-	-
Preference shares	R0090	-		-	-	-
Non-available preference shares at group level	R0100	-		-	-	-
Share premium account related to preference shares	R0110	-		-	-	-
Non-available share premium account related to preference shares at group level	R0120	-		-	-	-
Reconciliation reserve	R0130	14,729,878	14,729,878
Subordinated liabilities	R0140	7,201,496		433,804	6,767,692	-
Non-available subordinated liabilities at group level	R0150	-		-	-	-
An amount equal to the value of net deferred tax assets	R0160	93,825				93,825
The amount equal to the value of net deferred tax assets not available at the group level	R0170	-				-
Other items approved by supervisory authority as basic own funds not specified above	R0180	-	-	-	-	-
Non available own funds related to other own funds items approved by supervisory authority	R0190	714,662	714,662	-	-	-
Minority interests (if not reported as part of a specific own fund item)	R0200	18,288	18,288	-	-	-
Non-available minority interests at group level	R0210	-	-	-	-	-
Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds
Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds	R0220	-	-
Deductions
Deductions for participations in other financial undertakings, including non-regulated undertakings carrying out financial activities	R0230	1,431,619	1,431,619	-	-
whereof deducted according to art 228 of the Directive 2009/138/EC	R0240	-	-	-	-	-
Deductions for participations where there is non-availability of information (Article 229)	R0250	-	-	-	-	-
Deduction for participations included by using D&A when a combination of methods is used	R0260	3,302,166	3,302,166	-	-	-
Total of non-available own fund items	R0270	714,662	714,662	-	-	-
Total deductions	R0280	5,448,448	5,448,448	-	-	-
Total basic own funds after deductions	R0290	31,028,019	23,732,698	433,804	6,767,692	93,825

Solvency and Financial Condition Report 2017   Prudential plc    90

Quantitative Reporting Templates (QRTs)

S.23.01.22    Own funds (continued)

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

		Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
		C0010	C0020	C0030	C0040	C0050
Ancillary own funds
Unpaid and uncalled ordinary share capital callable on demand	R0300	-			-
Unpaid and uncalled initial funds, members’ contributions or the equivalent basic own fund item for mutual and mutual - type undertakings, callable on demand	R0310	-			-
Unpaid and uncalled preference shares callable on demand	R0320	-			-	-
Letters of credit and guarantees under Article 96(2) of the Directive 2009/138/EC	R0350	-			-
Letters of credit and guarantees other than under Article 96(2) of the Directive 2009/138/EC	R0340	-			-
Supplementary members calls under first subparagraph of Article 96(3) of the Directive 2009/138/EC	R0360	-			-
Supplementary members calls - other than under first subparagraph of Article 96(3) of the Directive 2009/138/EC	R0370	-			-	-
Non available ancillary own funds at group level	R0380	-			-	-
Other ancillary own funds	R0390	-			-	-
Total ancillary own funds	R0400	-			-	-
Own funds of other financial sectors
Credit Institutions, investment firms, financial institutions, alternative investment fund manager, financial institutions	R0410	1,374,250	1,374,250	-	-
Institutions for occupational retirement provision	R0420	-	-	-	-	-
Non regulated entities carrying out financial activities	R0430	57,369	57,369	-	-
Total own funds of other financial sectors	R0440	1,431,619	1,431,619	-	-
Own funds when using the D&A, exclusively or in combination of method 1
Own funds aggregated when using the D&A and combination of method	R0450	3,232,102	3,232,102	-	-	-
Own funds aggregated when using the D&A and a combination of method net of IGT	R0460	3,302,166	3,302,166	-	-	-
Total available own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	R0520	31,028,019	23,732,698	433,804	6,767,692	93,825
Total available own funds to meet the minimum consolidated group SCR	R0530	30,934,194	23,732,698	433,804	6,767,692
Total eligible own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A)	R0560	31,028,019	23,732,698	433,804	6,767,692	93,825
Total eligible own funds to meet the minimum consolidated group SCR	R0570	25,855,429	23,732,698	433,804	1,688,927
Minimum consolidated Group SCR (Article 230)	R0610	8,444,637
Ratio of Eligible own funds to Minimum Consolidated Group SCR	R0650	3.06
Total eligible own funds to meet the group SCR (including own funds from other financial sector and from the undertakings included via D&A)	R0660	35,761,804	28,466,483	433,804	6,767,692	93,825
Group SCR	R0680	18,598,221
Ratio of Eligible own funds to group SCR including other financial sectors and the undertakings included via D&A	R0690	1.92

Solvency and Financial Condition Report 2017   Prudential plc    91

Quantitative Reporting Templates (QRTs)

S.23.01.22    Own funds (continued)

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

		Total	Tier 1 - restricted	Tier 2	Tier 3
		C0060
Reconciliation reserve
Excess of assets over liabilities	R0700	34,914,987
Own Shares - Group	R0710	129,746
Foreseeable dividends, distributions and charges	R0720	-
Other basic own funds items	R0730	14,545,092
Adjustment for restricted own fund items of MAPs and RFFs	R0740	5,510,270
Other non-available own funds	R0750	-
Reconciliation reserve before deduction for participations	R0760	14,729,878
Expected profits
Expected profits included in future premiums (EPIFP) - Life business	R0770	10,959,248
Expected profits included in future premiums (EPIFP) - Non-Life business	R0780	-
Total EPIFP	R0790	10,959,248

Solvency and Financial Condition Report 2017   Prudential plc    92

Quantitative Reporting Templates (QRTs)

S.25.02.22    Solvency Capital Requirement

(Unaudited)

Unique number of component	Component description	Calculation of the Solvency Capital Requirement	Amount modelled	USP	Simplifications
C0010	C0020	C0030	C0070	C0080	C0090
103	Interest rate risk	7,373,030	-	-	-
104	Equity risk	6,500,917	-	-	-
106	Property risk	1,424,905	-	-	-
107	Spread risk	9,731,849	-	-	-
108	Concentration risk	143,374	-	-	-
109	Currency risk	4,370,820	-	-	-
110	Other market risk	-	-	-	-
199	Diversification within market risk	(12,063,015)	-	-	-
203	Other counterparty risk	566,699	-	-	-
301	Mortality risk	694,632	-	-	-
302	Longevity risk	3,595,029	-	-	-
303	Disability-morbidity risk	1,269,103	-	-	-
304	Mass lapse	4,589,748	-	-	-
305	Other lapse risk	1,914,759	-	-	-
306	Expense risk	3,214,650	-	-	-
308	Life catastrophe risk	368,476	-	-	-
309	Other life underwriting risk	-	-	-	-
399	Diversification within life underwriting risk	(10,527,045)	-	-	-
505	Other non-life underwriting risk	21,306	-	-	-
701	Operational risk	2,172,380	-	-	-
801	Other risks	-	-	-	-
802	Loss-absorbing capacity of technical provisions	-	-	-	-
803	Loss-absorbing capacity of deferred tax	(2,193,589)	-	-	-
804	Other adjustments	-	-	-	-
	Total undiversified components	23,168,028

Solvency and Financial Condition Report 2018   Prudential plc    93

Quantitative Reporting Templates (QRTs)

S.25.02.22    Solvency Capital Requirement (continued)

(Unaudited)

Calculation of Solvency Capital Requirement		C0100
Total undiversified components	R0110	23,168,028
Diversification	R0060	(6,743,055)
Capital requirement for business operated in accordance with Art. 4 of Directive 2003/41/EC	R0160	-
Solvency capital requirement excluding capital add-on	R0200	16,424,973
Capital add-ons already set	R0210	-
Solvency capital requirement for undertakings under consolidated method	R0220	17,116,736
Other information on SCR
Amount/estimate of the overall loss-absorbing capacity of technical provisions	R0300	(23,658,498)
Amount/estimate of the overall loss-absorbing capacity of deferred taxes	R0310	(2,193,589)
Capital requirement for duration-based equity risk sub-module	R0400	-
Total amount of Notional Solvency Capital Requirements for remaining part	R0410	5,968,099
Total amount of Notional Solvency Capital Requirements for ring fenced funds (other than those related to business operated in accordance with Art. 4 of Directive 2003/41/EC (transitional))	R0420	5,064,583
Total amount of Notional Solvency Capital Requirement for matching adjustment portfolios	R0430	5,392,291
Diversification effects due to RFF SCR aggregation for article 304	R0440	-
Minimum consolidated group solvency capital requirement	R0470	8,444,637
Information on other entities
Capital requirement for other financial sectors (Non-insurance capital requirements)	R0500	691,763
Capital requirement for other financial sectors (Non-insurance capital requirements) - Credit institutions, investment firms and financial institutions, alternative investment funds managers, UCITS management companies	R0510	613,809
Capital requirement for other financial sectors (Non-insurance capital requirements) - Institutions for occupational retirement provisions	R0520	-
Capital requirement for other financial sectors (Non-insurance capital requirements) - Capital requirement for non- regulated entities carrying out financial activities	R0530	77,954
Capital requirement for non-controlled participation requirements	R0540	-
Capital requirement for residual undertakings	R0550	-

Overall SCR
SCR for undertakings included via D and A	R0560	1,481,484
Solvency capital requirement	R0570	18,598,221

Solvency and Financial Condition Report 2018   Prudential plc    94

Quantitative Reporting Templates (QRTs)

S.32.01.22     Undertakings in the scope of the group

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12	LEI	Prudential public limited company	Insurance holding company as defined in Art. 212(1) [f] of Directive 2009/138/EC	PLC	Non-mutual	-	0.00%	0.00%	0.00%	-	0%	0.00%	Included into scope of group supervision	-	Method 1: Full consolidation
PL	213800LX1ZMH6DNFQ324	LEI	Prudential Polska sp. z.o.o	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	zoo	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	2138009WTOEPLZY9DD74	LEI	Prudential General Insurance Hong Kong Limited	Non-Life undertakings	Ltd	Non-mutual	Insurance Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
AU	2138004GW3J6VILQSE49	LEI	Prudential Properties Trusty Pty Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pty Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300Y26HER4GS3N207	LEI	Infracapital Partners II LP	Other	LP	Non-mutual	-	31.56%	31.56%	31.56%	-	Dominant	31.56%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300YUFF2S09Z74W50	LEI	M&G UK Residential Property Fund	Other	LP	Non-mutual	-	58.42%	58.42%	58.42%	-	Dominant	58.42%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	213800E2SWPCDVDKVT10	LEI	Scottish Amicable Finance plc	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	PLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800NMT7KIZI54UZ47	LEI	Pacus (UK) Limited	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	213800IOOJ2UW73HST28	LEI	PVM Partnerships Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493007NCUF32CEV5206	LEI	Infracapital Partners LP	Other	LP	Non-mutual	-	33.04%	33.04%	33.04%	-	Dominant	33.04%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300DN2BTJ8BY6XW35	LEI	Prudential Greenfield LP	Other	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300QCZ08083QNMD56	LEI	M&G UK Companies Financing Fund II LP	Other	LP	Non-mutual	-	48.32%	48.32%	48.32%	-	Dominant	48.32%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300VKEYCB6Q0MC874	LEI	Prudential/M&G UK Companies Financing Fund LP	Other	LP	Non-mutual	-	34.42%	34.42%	34.42%	-	Dominant	34.42%	Included into scope of group supervision	-	Method 1: Adjusted equity method
IE	549300G2MFQ6ONSJ0W66	LEI	Folios III Designated Activity Company	Other	DAC	Non-mutual	-	60.00%	60.00%	60.00%	-	Dominant	60.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300MW6PSOJLF67Z41	LEI	M&G PFI partnership 2018 LP	Other	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
IE	549300NMRV5XLEZ51I37	LEI	M&G Real Estate Debt Finance VI Designated Activity Company	Other	DAC	Non-mutual	-	46.00%	46.00%	46.00%	-	Dominant	46.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
MY	2138005WFVKWROJX1K97	LEI	Eastspring Al-‘Wara’ Investments Berhad	Credit institutions, investment firms and financial institutions	Sdn Bhd	Non-mutual	Securities Commission Malaysia	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
VN	549300EGNS46ONJTBS89	LEI	Prudential Vietnam Finance Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	State Bank of Vietnam	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300I8LYOK91HBX439	LEI	Prudential Distribution Limited	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    95

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
US	213800O3P9W83RUNN964	LEI	Eastspring Investments Incorporated	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001GSK4HF84IOB02	LEI	Prudential Lifetime Mortgages Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
IE	635400Y2PVABVU9VWJ83	LEI	Prudential International Management Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	2138006YAP8436IV7P84	LEI	Prudential UK Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
VN	2138008GPVCOS6R9L238	LEI	Eastspring Investments Fund Management Limited Liability Company	Credit institutions, investment firms and financial institutions	LLC	Non-mutual	State Securities Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
TW	213800ANMAAZGPH2NN22	LEI	Eastspring Securities Investment Trust Co., Ltd.	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Supervisory Commission	99.54%	99.54%	99.54%	-	Dominant	99.54%	Included into scope of group supervision	-	Method 1: Sectoral rules
PH	2138003TJV5HGIYNAP93	LEI	Pru Life Insurance Corporation of U.K.	Life undertakings	Corp	Non-mutual	Insurance Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
TH	5493005QDQORR48GKC51	LEI	Prudential Life Assurance (Thailand) Public Company Limited	Life undertakings	Pcl	Non-mutual	Office of Insurance Commission	99.93%	100.00%	99.93%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
KR	2138007VKMOF2E1IV146	LEI	Eastspring Asset Management Korea Co. Ltd.	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Supervisory Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
MY	2138003OVFZVDIQ7CL95	LEI	Prudential Services Asia Sdn. Bhd.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sdn Bhd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300CWGK2ZW5YDGJ27	LEI	Prudential Pensions Limited	Life undertakings	Ltd	Non-mutual	Prudential Regulation Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	222100N879GX063S5I68	LEI	M&G UK Property Fund	Other	UT	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
CN	5493001Z3ZE83NGK8Y12CH10014	Specific Code	Eastspring Overseas Investment Fund Management (Shanghai) Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	China Securities Regulatory Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	213800SMGSOS6FAF5H51	LEI	Prudential Singapore Holdings Pte. Limited	Mixed-activity insurance holding company as defined in Art. 212(1) [g] of Directive 2009/138/EC	Pte Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
ID	213800DEGR1LRZNWUP58	LEI	PT. Eastspring Investments Indonesia	Credit institutions, investment firms and financial institutions	PT	Non-mutual	Indonesia Financial Services Authority	99.95%	99.95%	99.95%	-	Dominant	99.95%	Included into scope of group supervision	-	Method 1: Sectoral rules
MY	213800YRIH5O6CR9KI82	LEI	Sri Han Suria Sdn. Bhd.	Insurance holding company as defined in Art. 212(1) [f] of Directive 2009/138/EC	Sdn Bhd	Non-mutual	-	51.00%	100.00%	51.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    96

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
CN	5493001Z3ZE83NGK8Y12CH10012	Specific Code	Eastspring Investment Management (Shanghai) Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	China Securities Regulatory Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GH	213800HY58FJUASUYR33	LEI	Prudential Life Insurance Ghana Limited	Life undertakings	Ltd	Non-mutual	National Insurance Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
KE	213800K3ZD22TY21ZY43	LEI	Prudential Life Assurance Kenya Limited	Life undertakings	Ltd	Non-mutual	Insurance Regulatory Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
UG	213800AN1R3Q1OPTQY15	LEI	Prudential Assurance Uganda Limited	Life undertakings	Ltd	Non-mutual	Insurance Regulatory Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
KE	213800FYZCMA9TT7P289	LEI	Prudential Africa Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IN	5493006RTXZTNY4TOY32	LEI	Prudential Global Services Private Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	2138009YMR1CEO641146	LEI	Prudential Holborn Life Limited	Mixed financial holding company as defined in Art. 212(1) [h] of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800CIQKFH6G68V891	LEI	Prudential Financial Planning Limited	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	213800IIA1AW1VRTPK64	LEI	Prudential Portfolio Management Group Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300E6K3IFR1YO2242	LEI	PGDS (UK One) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	213800MNIDMHPJUKFT02	LEI	Jackson Holdings LLC	Mixed-activity insurance holding company as defined in Art. 212(1) [g] of Directive 2009/138/EC	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	213800WXW2KG1N4CO374	LEI	Brooke (Holdco 1) Inc	Mixed-activity insurance holding company as defined in Art. 212(1) [g] of Directive 2009/138/EC	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800DMFHM9TUERL898	LEI	Prudential Real Estate Investments 3 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	21380036PITSKICBM891	LEI	Prudential Real Estate Investments 2 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    97

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	2138008TOJ3P2FHS5Y69	LEI	Prudential Equity Release Mortgages Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	2138008ZHAM1AWMXDI41	LEI	Prudential Real Estate Investments 1 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
SG	213800JQX7714AQHVS14	LEI	Eastspring Investments Services Pte. Ltd.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pte Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JP	213800FOGSPR9NHW6M85	LEI	Eastspring Investments Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Services Agency Japan	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	549300T0KLGA41EVVR68	LEI	Eastspring Investments (Singapore) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Monetary Authority of Singapore	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
HK	2138002PKE3Q3878TW57	LEI	Eastspring Investments (Hong Kong) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Futures Commission of Hong Kong	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	213800Z86L7S11SJUK24	LEI	Eastspring Investments (Luxembourg) S.A.	Credit institutions, investment firms and financial institutions	SA	Non-mutual	Commission de Surveillance du Secteur Financier	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
TH	254900JKM0FXK2318T95	LEI	TMB Asset Management Co., Ltd.	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Exchange Commission Thailand	65.00%	65.00%	65.00%	-	Dominant	65.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
PH	5493001Z3ZE83NGK8Y12PH10013	Specific Code	Pru Life UK Asset Management and Trust Corporation	Credit institutions, investment firms and financial institutions	Corp	Non-mutual	Bangko Sentral ng Pilipinas	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
TH	549300G0G7D1QUTLIE22	LEI	Staple Limited	Insurance holding company as defined in Art. 212(1) [f] of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	48.99%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
TH	213800JC2Y2666U6RT62	LEI	North Sathorn Holdings Company Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	90.57%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	213800SNYIC4F5IRRR14	LEI	Prudential Corporation Asia Limited	Mixed-activity insurance holding company as defined in Art. 212(1) [g] of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LA	213800434TZO81G53R63	LEI	Prudential Life Assurance (Lao) Company Limited	Life undertakings	Ltd	Non-mutual	Ministry of Finance	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493003ZPF75Q80XPB78	LEI	Prudential Africa Holdings Limited	Insurance holding company as defined in Art. 212(1) [f] of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
KH	21380072WOWXRC8SLO49	LEI	Prudential (Cambodia) Life Assurance Plc	Life undertakings	Plc	Non-mutual	Ministry of Economy and Finance	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
MY	213800SE4NLFZRVYKJ48	LEI	PCA Reinsurance Co. Ltd.	Reinsurance undertakings	Ltd	Non-mutual	Labuan Financial Services Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    98

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
TH	213800EUVBT5SSJ8II83	LEI	Thanachart Life Assurance Public Company Limited (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pcl	Non-mutual	-	99.93%	100.00%	99.93%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	2138004IT8M23LX9Z635	LEI	Prudential Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	213800UMDZKNF2CDOO12	LEI	Furnival Insurance Company PCC Limited	Non-Life undertakings	Ltd	Non-mutual	Guernsey Financial Services Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300JVAI8CZD4HD451	LEI	Prudential Holdings Limited	Mixed-activity insurance holding company as defined in Art. 212(1) [g] of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
SG	213800AOG2WI3K6YED94	LEI	Prudential Services Singapore Pte. Ltd.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pte Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	213800P3PYSSXWMJO629	LEI	Prudence Foundation	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20113	Specific Code	Scottish Amicable Life Assurance Society	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20115	Specific Code	Prudential Corporate Pensions Trustee Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493002E3OJN8FC3QR83	LEI	The St Edward Homes Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	49.95%	49.95%	49.95%	-	Significant	49.95%	Included into scope of group supervision	-	Method 1: Proportional consolidation
JE	5493001Z3ZE83NGK8Y12JE20074	Specific Code	The Strand Property Unit Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	UT	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20078	Specific Code	Property Partners (Two Rivers) limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20079	Specific Code	Two Rivers Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB10015	Specific Code	Fort Kinnaird Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLP	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20134	Specific Code	Fort Kinnaird GP Ltd	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation

Solvency and Financial Condition Report 2018   Prudential plc    99

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	549300KNNBBCZ5TI4093	LEI	Foudry Properties Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	549300610NIQNPYNUW41	LEI	Centaurus Retail LLP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLP	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	549300H8DZ7KN3YLSM53	LEI	St Edwards Strand Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
JE	5493009POE314RMQZ898	LEI	The Two Rivers Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Trust	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20070	Specific Code	St Edward Homes Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
HK	5493001Z3ZE83NGK8Y12HK20125	Specific Code	Prenetics Limited	Other	Ltd	Non-mutual	-	14.26%	14.26%	14.26%	-	Significant	14.26%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	222100Z2QC2TIK1L4G32	LEI	Prudential Investment (Luxembourg) 2 S.à r.l.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IT	5493001Z3ZE83NGK8Y12IT20124	Specific Code	MCF S.r.l	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Srl	Non-mutual	-	45.00%	100.00%	45.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB50186	Specific Code	M&G Real Estate UK Enhanced Value LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	50.14%	100.00%	50.14%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300LJW34WAXTEOA73	LEI	M&G RE UKEV 1-A LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	50.14%	100.00%	50.14%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20123	Specific Code	Infracapital Greenfield Partners I LP	Other	LP	Non-mutual	-	26.52%	26.52%	26.52%	-	Dominant	26.52%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50126	Specific Code	Infracapital (TLSB) SLP LP	Other	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
KY	5493001Z3ZE83NGK8Y12KY20131	Specific Code	ANRP II (AIV VI FC), L.P.	Other	LP	Non-mutual	-	36.58%	36.58%	36.58%	-	Significant	36.58%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	213800NUKKCN5CSPTN32	LEI	Prudential Property Investments Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    100

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
JE	5493001Z3ZE83NGK8Y12JE20081	Specific Code	Carraway Guildford (Nominee A) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20082	Specific Code	Carraway Guildford (Nominee B) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12LU20083	Specific Code	Empire Holding S.à r.l. (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12LU20085	Specific Code	LIPP S.à r.l. (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20086	Specific Code	Cribbs Mall Nominee (1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20087	Specific Code	Manchester Nominee (1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20088	Specific Code	Sealand (No 1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20089	Specific Code	Sealand (No 2) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	529900ABWG3G3W1BIX36	LEI	Two Snowhill Birmingham Sarl	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20091	Specific Code	Wessex Gate Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20107	Specific Code	Cardinal Distribution Park Management Limited	Other	Ltd	Non-mutual	-	66.00%	66.00%	66.00%	-	Dominant	66.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20108	Specific Code	Sectordate Ltd	Other	Ltd	Non-mutual	-	32.60%	32.60%	32.60%	-	Dominant	32.60%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20122	Specific Code	Minster Court Estate Management Ltd	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	75.00%	100.00%	75.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20103	Specific Code	Optimus Point Management Company Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    101

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50172	Specific Code	M&G Real Estate UKEV (GP) LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50174	Specific Code	M&G UKEV (SLP) LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50175	Specific Code	M&G UKEV (SLP) General Partner LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	2138006UA6CYBYSPN279	LEI	Carraway Guildford General Partner Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB50176	Specific Code	Selly Oak Shopping Park (General Partner) Ltd	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300ZB0ISLCZDBQ738	LEI	Carraway Guildford Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	549300E91FI43HXEDI41	LEI	Carraway Guildford Investments Unit Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	UT	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800OCGUPJ7PBNHX53	LEI	Edger Investments Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12LU20080	Specific Code	Three Snowhill Birmingham Sarl	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	549300BEJIZZ54MFFQ02	LEI	Smithfield Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20096	Specific Code	BWAT Retail Nominee (1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20097	Specific Code	BWAT Retail Nominee (2) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20098	Specific Code	Cribbs Causeway JV Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20099	Specific Code	Cribbs Causeway Merchants Association Ltd	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	0.00%	100.00%	-	Significant	0.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    102

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB20101	Specific Code	Manchester JV Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20102	Specific Code	Oaktree Business Park Limited	Other	Ltd	Non-mutual	-	12.50%	12.50%	12.50%	-	Dominant	12.50%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20104	Specific Code	The Heights Management Company Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
US	5493001Z3ZE83NGK8Y12US20106	Specific Code	SM, LLC	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE10016	Specific Code	CJPT Real Estate Inc.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE10017	Specific Code	CJPT Real Estate No 1 Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Trust	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE10018	Specific Code	CJPT Real Estate No 2 Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Trust	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	549300YWLHYEHTWMO231	LEI	NAPI REIT, Inc	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Inc	Non-mutual	-	99.00%	99.00%	99.00%	-	Dominant	99.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20048	Specific Code	Westwacker Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20091	Specific Code	Fashion Square ECO LP (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20092	Specific Code	Old Kingsway, LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20093	Specific Code	Randolph Street LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20116	Specific Code	Prudential UK Real Estate Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20117	Specific Code	Prudential UK Real Estate General Partner Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    103

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB20119	Specific Code	Prudential UK Real Estate Nominee 1 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20120	Specific Code	Prudential UK Real Estate Nominee 2 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20133	Specific Code	Selly Oak Shopping Park Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	63.10%	100.00%	63.10%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800M6IQ53UGCHF876	LEI	Prutec Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20110	Specific Code	PPMC First Nominees Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20132	Specific Code	Silvefleet Capital II WPLF LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20059	Specific Code	Silvefleet Capital 2004 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20060	Specific Code	Silvefleet Capital 2005 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20061	Specific Code	Silvefleet Capital 2006 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20064	Specific Code	Silvefleet Capital 2009 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20066	Specific Code	Silvefleet Capital 2011/12 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12GB20067	Specific Code	Prudential Credit Opportunities SCSp	Other	SCSp	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12GB20068	Specific Code	Prudential Credit Opportunities 1 SARL	Other	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	222100DYHNYVU5OHZ592	LEI	Prudential Loan Investments 1 S.A.R.L.	Other	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	222100I72T0C6YY58X29	LEI	Prudential Loan Investments SCSp	Other	SCSp	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    104

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
LU	5493002R54AC2ZZEPQ44	LEI	Eastspring Investments SICAV-FIS - Alternative Investments Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493002GNRNNR0HXED62	LEI	Eastspring Investments Hong Kong Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.89%	99.89%	99.89%	-	Dominant	99.89%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493006UQ4LVGF5WHY47	LEI	Eastspring Investments India Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	69.74%	69.74%	69.74%	-	Dominant	69.74%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300JBL8MK4Y166856	LEI	Eastspring Investments - Japan Fdamental Value Fund	Other	Part I UCITS SICAV	Non-mutual	-	98.69%	98.69%	98.69%	-	Dominant	98.69%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493004H1ZOFMXRZFK54	LEI	Eastspring Investments North America Value Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.84%	99.84%	99.84%	-	Dominant	99.84%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300RUXOVU6ZHV3069	LEI	Eastspring Investments US Corporate Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	89.61%	89.61%	89.61%	-	Dominant	89.61%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300IJ1YXDYXRWEU64	LEI	Eastspring Investments World Value Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	92.28%	92.28%	92.28%	-	Dominant	92.28%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300ZZ1MDD5J2CK857	LEI	Eastspring Investments SICAV-FIS Universal USD Bond II Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300WW1U1XUN1NV627	LEI	Eastspring Investments US Strategic Income Bond Fund	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300FKRUX41Y75I805	LEI	Eastspring Investments US Total Return Bond Fund	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300S8WBCSN4SP7267	LEI	Eastspring Investments - Global Low Volatility Equity Fund	Other	OEIC	Non-mutual	-	98.67%	98.67%	98.67%	-	Dominant	98.67%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300R7LZET54OWOS33	LEI	Eastspring Investments SICAV-FIS - Asia Pacific Loan Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300ZEZNFF0OPSSD27	LEI	Eastspring Investments Asian Low Volatility Equity Fund	Other	UT	Non-mutual	-	90.00%	90.00%	90.00%	-	Dominant	90.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU60011	Specific Code	Eastspring Investments Global Multi Asset Income Plus Growth Fund	Other	UT	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300SX9M2AHKAI8K27	LEI	Eastspring Investments Asia Pacific Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.98%	99.98%	99.98%	-	Dominant	99.98%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	549300704F8SDPRKX861	LEI	BOCHK Aggressive Growth Fund	Other	UT	Non-mutual	-	57.19%	57.19%	57.19%	-	Dominant	57.19%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	549300IDQ7KF9L6LMX54	LEI	BOCHK Balanced Growth Fund	Other	UT	Non-mutual	-	49.07%	49.07%	49.07%	-	Dominant	49.07%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	549300JWKGF13R84HB50	LEI	BOCHK China Equity Fund	Other	UT	Non-mutual	-	66.00%	66.00%	66.00%	-	Dominant	66.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	549300FFHWK5WR3WXJ42	LEI	BOCHK Conservative Growth Fund	Other	UT	Non-mutual	-	54.00%	54.00%	54.00%	-	Dominant	54.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    105

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
LU	5493002PQBJT4JSX0E93	LEI	Eastspring Investments - Emerging EMEA Dynamic Fund	Other	Part I UCITS SICAV	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493004VR6KCOG1VJ473	LEI	Eastspring Investments Greater China Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	94.13%	94.13%	94.13%	-	Dominant	94.13%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493000SLUS5IG5VX635	LEI	Eastspring Investments Asian Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	89.69%	89.69%	89.69%	-	Dominant	89.69%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300B2VQ7RTD5MNL44	LEI	Eastspring Investments US Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	32.87%	32.87%	32.87%	-	Dominant	32.87%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001NYMT73ZLX1W09	LEI	Eastspring Investments US High Inv Grade Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	92.77%	92.77%	92.77%	-	Dominant	92.77%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	549300MXF8CP0R8F4G94	LEI	Eastspring Investments - Pan European Fund	Other	UT	Non-mutual	-	52.83%	52.83%	52.83%	-	Dominant	52.83%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300LSXB13BK0WLT04	LEI	Eastspring Investments - US High Yield Bond Fund	Other	OEIC	Non-mutual	-	31.43%	31.43%	31.43%	-	Dominant	31.43%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493006ONU0BHQ4Z7L66	LEI	Eastspring Investments Asian Dynamic Fund	Other	Part I UCITS SICAV	Non-mutual	-	84.57%	84.57%	84.57%	-	Dominant	84.57%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300AR3SX76MX4HU17	LEI	Eastspring Investments US Investment Grade Bond Fund	Other	SICAV-FIS	Non-mutual	-	56.87%	56.87%	56.87%	-	Dominant	56.87%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493002R4WHLKEAK6H72	LEI	Eastspring Investments Latin American Equity Fund	Other	SICAV-FIS	Non-mutual	-	91.89%	91.89%	91.89%	-	Dominant	91.89%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300KSE68VKD0YOV85	LEI	Eastspring Investments - Global Technology Fund	Other	SICAV-FIS	Non-mutual	-	78.82%	78.82%	78.82%	-	Dominant	78.82%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300RJ13P3OH6CDE46	LEI	Eastspring Investments Asian Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	68.69%	68.69%	68.69%	-	Dominant	68.69%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300XJC0LJG7Y4O255	LEI	Eastspring Investments Asian Equity Income Fund	Other	Part I UCITS SICAV	Non-mutual	-	77.26%	77.26%	77.26%	-	Dominant	77.26%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300N03E23HGSY7R08	LEI	Eastspring Investments Asian High Yield Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	49.64%	49.64%	49.64%	-	Dominant	49.64%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300LH2027WJXSWH94	LEI	Eastspring Investments Asian Infrastructure Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	44.47%	44.47%	44.47%	-	Dominant	44.47%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300KZPWD1CH0KGW73	LEI	Eastspring Investments European Inv Grade Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.76%	99.76%	99.76%	-	Dominant	99.76%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493004I78275XWDWP82	LEI	Eastspring Investments Global Emerging Markets Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	95.43%	95.43%	95.43%	-	Dominant	95.43%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300JNIYENDHVGLU14	LEI	Eastspring Investments Asian Property Securities Fund	Other	Part I UCITS SICAV	Non-mutual	-	95.08%	95.08%	95.08%	-	Dominant	95.08%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493002K2H3NZHMX4C27	LEI	Eastspring Investments Global Equity Navigator Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.99%	99.99%	99.99%	-	Dominant	99.99%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    106

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
LU	549300LZK0L4I21B4X71	LEI	Eastspring Investments Global Market Navigator Fund	Other	Part I UCITS SICAV	Non-mutual	-	98.88%	98.88%	98.88%	-	Dominant	98.88%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU60028	Specific Code	Eastspring Investments Asian High Yield Bond MY Fund	Other	OEIC	Non-mutual	-	81.00%	81.00%	81.00%	-	Dominant	81.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	5493002Q3PZRSNUSSX83	LEI	Reksa Dana Eastspring Investments Cash Reserve	Other	OEIC	Non-mutual	-	97.31%	97.31%	97.31%	-	Dominant	97.31%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	549300MK67VBLZXCXX98	LEI	Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	Other	OEIC	Non-mutual	-	99.95%	99.95%	99.95%	-	Dominant	99.95%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	549300QOYJC3FFL10D65	LEI	Reksa Dana Eastspring Investments IDR High Grade	Other	OEIC	Non-mutual	-	64.64%	64.64%	64.64%	-	Dominant	64.64%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	54930075YVRC18ST4Q80	LEI	Reksa Dana Eastspring Investments Value Discovery	Other	OEIC	Non-mutual	-	86.64%	86.64%	86.64%	-	Dominant	86.64%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	5493003LG1LGQYDUB467	LEI	Reksa Dana Eastspring Investments Yield Discovery	Other	OEIC	Non-mutual	-	98.33%	98.33%	98.33%	-	Dominant	98.33%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	549300YZUP3PTRF84T40	LEI	Reksa Dana Syariah Eastspring Syariah Equity Islamic Asia Pacific USD	Other	OEIC	Non-mutual	-	91.97%	91.97%	91.97%	-	Dominant	91.97%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	5493008CFIPSG8TGX994	LEI	Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	Other	OEIC	Non-mutual	-	69.58%	69.58%	69.58%	-	Dominant	69.58%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	549300SNDJ9CDP3RBU47	LEI	Reksa Dana Syariah Eastspring Syariah Money Market Khazanah	Other	UT	Non-mutual	-	99.37%	99.37%	99.37%	-	Dominant	99.37%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	54930083ZTHUTA61GI93	LEI	Eastspring Investments China Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	53.72%	53.72%	53.72%	-	Dominant	53.72%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	549300BYOM5YVXEKD070	LEI	Rhodium Investment Fund	Other	UT	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300OKXQ5J5QDRNW89	LEI	Eastspring Investments Dragon Peacock Fund	Other	OEIC	Non-mutual	-	35.18%	35.18%	35.18%	-	Dominant	35.18%	Included into scope of group supervision	-	Method 1: Adjusted equity method
IN	2138006W2MGOSH69C607	LEI	ICICI Prudential Life Insurance Company Limited	Life undertakings	Ltd	Non-mutual	Insurance Regulatory and Development Authority	25.82%	25.82%	25.82%	-	Significant	25.82%	Included into scope of group supervision	-	Method 1: Proportional consolidation
IN	213800C9H7BK49IV6Z79	LEI	ICICI Prudential Asset Management Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Exchange Board of India	49.00%	49.00%	49.00%	-	Significant	49.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
IN	213800XGFQTBIPDA1I96	LEI	ICICI Prudential Trust Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Exchange Board of India	49.00%	49.00%	49.00%	-	Significant	49.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
IN	5493001Z3ZE83NGK8Y12IN10005	Specific Code	ICICI Prudential Pension Funds Management Company	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Pension Fund Regulatory and Development Authority	25.82%	25.82%	25.82%	-	Significant	25.82%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    107

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
MY	213800NQW32GY36YB368	LEI	Nova Sepadu Sdn. Bhd. (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sdn Bhd	Non-mutual	-	51.00%	100.00%	51.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
MY	5493005Z3QEFJ2547Q77	LEI	Eastspring Investments Berhad	Credit institutions, investment firms and financial institutions	Sdn Bhd	Non-mutual	Securities Commission Malaysia	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	54930094M73Q3L7GX843	LEI	European Specialist Investment Funds - M&G Total Return Credit Investment Fund	Other	SICAV-FIS	Non-mutual	-	26.13%	26.13%	26.13%	-	Dominant	26.13%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300SN789T08D72K34	LEI	Eastspring Investments SICAV-FIS Universal USD Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.94%	99.94%	99.94%	-	Dominant	99.94%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	5493000GVDVP49DTZD40	LEI	Eastspring Investments UT Singapore Select Bond Fund	Other	UT	Non-mutual	-	85.39%	85.39%	85.39%	-	Dominant	85.39%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	549300NIKV0BM8YPRE69	LEI	Eastspring Investments UT Singapore ASEAN Equity Fund	Other	UT	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300ANHZKCZ42E5591	LEI	Eastspring Investments Asian Investment Grade Bond Fund	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ZM	5493001Z3ZE83NGK8Y12ZM70001	Specific Code	Prudential Life Assurance Zambia Limited	Life undertakings	Ltd	Non-mutual	Pensions and Insurance Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
ZM	5493001Z3ZE83NGK8Y12ZM70002	Specific Code	Prudential Pensions Management Zambia Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Pensions and Insurance Authority	49.00%	100.00%	100.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
NG	5493001Z3ZE83NGK8Y12NG70003	Specific Code	Zenith-Prudential Life Insurance Company Limited	Life undertakings	Ltd	Non-mutual	National Insurance Commission	51.00%	100.00%	51.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	21380029W1QO8XLI7X06	LEI	Prudential Financial Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20009	Specific Code	Prudential Group Pensions Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20010	Specific Code	ScotAm Pension Trustees Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	0.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20126	Specific Code	Prudential Mortgages Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20127	Specific Code	Prudential Protect Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20128	Specific Code	Scottish Amicable Holdings Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    108

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB20129	Specific Code	Scottish Amicable Pensions Investments Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	213800P6QD6N6CDMVA58	LEI	PPM Holdings, Inc	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US30033	Specific Code	PPM America Private Equity Fund III LP	Other	LP	Non-mutual	-	99.81%	99.81%	99.81%	-	Dominant	99.81%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30034	Specific Code	PPM America Private Equity Fund IV LP	Other	LP	Non-mutual	-	99.84%	99.84%	99.84%	-	Dominant	99.84%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30036	Specific Code	PPM America Private Equity Fund V LP	Other	LP	Non-mutual	-	99.84%	99.84%	99.84%	-	Dominant	99.84%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30060	Specific Code	PPM America Private Equity Fund VI LP	Other	LP	Non-mutual	-	99.85%	99.85%	99.85%	-	Dominant	99.85%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30061	Specific Code	PPM America Capital Partners VI, LLC	Other	LLC	Non-mutual	-	32.00%	32.00%	32.00%	-	Dominant	32.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30074	Specific Code	PPM Loan Management Holding Company LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30075	Specific Code	PPM Loan Management Company LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
KY	549300NI5BL19ELU5U14	LEI	PPM CLO 2018-1 Ltd.	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	549300JBW1DIZLGMSY83	LEI	PPM CLO 2 Ltd	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	JJRYDUHUMCZ72M58YS96	LEI	PPM America, Inc	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	549300UEAJV6RALDS969	LEI	PPM CLO 3 Ltd	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30078	Specific Code	PPM America Capital Partners VII, LLC	Other	LLC	Non-mutual	-	32.00%	32.00%	32.00%	-	Significant	32.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30079	Specific Code	PPM America Private Equity Fund VII LP	Other	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	549300UPJLTA0X102E93	LEI	PPM Funds	Credit institutions, investment firms and financial institutions	Trust	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	549300K1XFQZYIYNPW19	LEI	PPM Funds - PPM Large Cap Value Fund	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493007G8EDYG45P8337	LEI	PPM Funds - PPM Long Short Credit Fund	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	549300J2J1TQZTIWY707	LEI	PPM Funds - PPM Mid Cap Value Fund	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    109

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
US	549300N8PLGO2TMWMJ05	LEI	PPM Funds - PPM Small Cap Value Fund	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	213800SZ2AADN4ZJM578	LEI	PPM Finance, Inc	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US30028	Specific Code	PPM America Capital Partners III, LLC	Other	LLC	Non-mutual	-	60.50%	60.50%	60.50%	-	Dominant	60.50%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30029	Specific Code	PPM America Capital Partners IV, LLC	Other	LLC	Non-mutual	-	34.50%	34.50%	34.50%	-	Dominant	34.50%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30030	Specific Code	PPM America Capital Partners V, LLC	Other	LLC	Non-mutual	-	34.00%	34.00%	34.00%	-	Dominant	34.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	21380066YIU1OLQCA951	LEI	National Planning Holdings LLC	Other	LLC	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30009	Specific Code	INVEST Financial Company Insurance Agency LLC of Illinois	Other	LLC	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	213800KKAJ3DOSNMR773	LEI	Brooke Life Insurance Company	Life undertakings	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 2: Local rules
US	5493001Z3ZE83NGK8Y12US30046	Specific Code	Centre Capital Non-Qualified Investors IV AIV Orion, L.P.	Other	LP	Non-mutual	-	76.80%	76.80%	76.80%	-	Significant	76.80%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30055	Specific Code	CEP IV-A NMR AIV Limited Partnership	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30056	Specific Code	CEP IV-A WBCT AIV Limited Partnership	Other	LP	Non-mutual	-	31.91%	31.91%	31.91%	-	Significant	31.91%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30007	Specific Code	Hermitage Management LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30059	Specific Code	Jackson Charitable Foundation Inc	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30058	Specific Code	Jefferies Capital Partners V, L.P.	Other	LP	Non-mutual	-	21.92%	21.92%	21.92%	-	Significant	21.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30045	Specific Code	Wynnefield Private Equity Partners I, L.P.	Other	LP	Non-mutual	-	99.00%	99.00%	99.00%	-	Dominant	99.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30047	Specific Code	Centre Capital Non-Qualified Investors IV AIV-ELS, L.P.	Other	LP	Non-mutual	-	76.53%	76.53%	76.53%	-	Significant	76.53%	Included into scope of group supervision	-	Method 1: Adjusted equity method
CA	5493001Z3ZE83NGK8Y12CA30065	Specific Code	Clairvest Equity Partners IV-A Limited Partnership	Other	LP	Non-mutual	-	31.87%	31.87%	31.87%	-	Significant	31.87%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    110

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
US	5493001Z3ZE83NGK8Y12US30066	Specific Code	CEP IV-A Davenport AIV Limited Partnership	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30077	Specific Code	95th Avenue Retail Building, LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30048	Specific Code	Centre Capital Non-Qualified Investors IV AIV-RA, L.P.	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30049	Specific Code	Centre Capital Non-Qualified Investors IV, L.P.	Other	LP	Non-mutual	-	73.06%	73.06%	73.06%	-	Significant	73.06%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30050	Specific Code	Centre Capital Non-Qualified Investors V AIV-ELS LP	Other	LP	Non-mutual	-	73.16%	73.16%	73.16%	-	Significant	73.16%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30051	Specific Code	Centre Capital Non-Qualified Investors V LP	Other	LP	Non-mutual	-	67.16%	67.16%	67.16%	-	Significant	67.16%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30052	Specific Code	CEP IV-A Chicago AIV Limited Partnership	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30053	Specific Code	CEP IV-A CWV AIV Limited Partnership	Other	LP	Non-mutual	-	31.95%	31.95%	31.95%	-	Significant	31.95%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30054	Specific Code	CEP IV-A Indy AIV Limited Partnership	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30001	Specific Code	Allied Life Brokerage Agency, Inc.	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30018	Specific Code	Mission Plans of America, Inc	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30025	Specific Code	PGDS (US One) LLC	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30037	Specific Code	REALIC of Jacksonville Plans, Inc.	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30038	Specific Code	ROP, Inc	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30041	Specific Code	Squire Capital I LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30042	Specific Code	Squire Capital II LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30043	Specific Code	Squire Reassurance Company LLC	Life undertakings	LLC	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Not included into scope of group supervision (art. 214 b)	2015-12-01	No inclusion in the scope of group supervision as defined in Art. 214 Directive 2009/138/EC

Solvency and Financial Condition Report 2018   Prudential plc    111

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
KY	5493001Z3ZE83NGK8Y12KY30044	Specific Code	VFL International Life Company SPC, Ltd.	Life undertakings	Ltd	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Not included into scope of group supervision (art. 214 b)	2015-12-01	No inclusion in the scope of group supervision as defined in Art. 214 Directive 2009/138/EC
US	5493001Z3ZE83NGK8Y12US30063	Specific Code	Brier Capital LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30002	Specific Code	Curian Capital, LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30067	Specific Code	Squire Reassurance Company II, Inc	Reinsurance undertakings	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 2: Local rules
US	5493001Z3ZE83NGK8Y12US30003	Specific Code	Curian Clearing LLC (Michigan)	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30013	Specific Code	Jackson National Asset Management LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
BM	5493001Z3ZE83NGK8Y12BM30014	Specific Code	Jackson National Life (Bermuda) Limited	Life undertakings	Ltd	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Not included into scope of group supervision (art. 214 b)	2015-12-01	No inclusion in the scope of group supervision as defined in Art. 214 Directive 2009/138/EC
US	5493001Z3ZE83NGK8Y12US30015	Specific Code	Jackson National Life Distributors LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30016	Specific Code	Jackson National Life Insurance Company	Life undertakings	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 2: Local rules
US	5493001Z3ZE83NGK8Y12US30017	Specific Code	Jackson National Life Insurance Company of New York	Life undertakings	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 2: Local rules
GB	549300JNYGDP2XOLWR47	LEI	Prudential (US Holdco 1) Limited	Mixed-activity insurance holding company as defined in Art. 212(1) [g] of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800OC9AO58CFCB338	LEI	M&G Group Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50013	Specific Code	Holborn Bars Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
JP	5493001Z3ZE83NGK8Y12JP50109	Specific Code	M&G Investments Japan Co., Ltd.	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
ES	5493001Z3ZE83NGK8Y12ES50116	Specific Code	M&G RE Espana 2016 S.L.	Credit institutions, investment firms and financial institutions	S.L.	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    112

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50016	Specific Code	Infracapital (Bio) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50117	Specific Code	Genny GP 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50118	Specific Code	Genny GP 1 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50119	Specific Code	Infracapital (IT PPP) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
IE	5493001Z3ZE83NGK8Y12IE50121	Specific Code	PGF Management Company (Ireland) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50122	Specific Code	Infracapital (AIRI) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50123	Specific Code	Infracapital (Sense) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50133	Specific Code	Infracapital Greenfield Partners I GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50134	Specific Code	PPM Managers Partnership CI VII (A) LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	25.00%	25.00%	25.00%	-	Significant	25.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50135	Specific Code	M&G RED II SLP LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	28.00%	28.00%	28.00%	-	Significant	28.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50017	Specific Code	Infracapital (GC) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50136	Specific Code	M&G RED III SLP LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	25.00%	25.00%	25.00%	-	Significant	25.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50138	Specific Code	M&G PFI Carry Partnership 2016 LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	25.00%	25.00%	25.00%	-	Significant	25.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50139	Specific Code	Infracapital SLP II LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	34.00%	34.00%	34.00%	-	Dominant	34.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU50141	Specific Code	M&G International Investments SA	Credit institutions, investment firms and financial institutions	SA	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50142	Specific Code	Infracapital Greenfield Partners 1 SLP GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50143	Specific Code	Digital Infrastructure Investment Partners GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	65.00%	65.00%	65.00%	-	Dominant	65.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50144	Specific Code	Digital Infrastructure Investment Partners GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    113

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50145	Specific Code	Digital Infrastructure Investment Partners SLP GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50146	Specific Code	Digital Infrastructure Investment Partners SLP GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50018	Specific Code	Infracapital (TLSB) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50147	Specific Code	Digital Infrastructure Investment Partners SLP GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50148	Specific Code	Green GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50149	Specific Code	Infracapital Greenfield Partners 1 SLP GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50150	Specific Code	Infracapital Greenfield Partners 1 SLP GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50151	Specific Code	Infracapital Greenfield Partners I Employee Feeder GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	5493001Z3ZE83NGK8Y12LU50152	Specific Code	Infracapital Partners III GP S.à r.l	Credit institutions, investment firms and financial institutions	Sarl	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50153	Specific Code	Infracapital RF GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	213800KHFEP1L58PDC25	LEI	M&G Luxembourg S.A.	Credit institutions, investment firms and financial institutions	SA	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50155	Specific Code	Embankment GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50156	Specific Code	Embankment Nominee 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50019	Specific Code	Infracapital ABP GP Limited (In liquidation)	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50157	Specific Code	Embankment Nominee 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50163	Specific Code	George Digital GP 1 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50164	Specific Code	Infracapital Partners II Subholdings GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50165	Specific Code	Infracapital Greenfield Partners I Subholdings GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    114

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50166	Specific Code	Infracapital Greenfield Partners I SLP2 GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50167	Specific Code	Infracapital Greenfield DF GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50168	Specific Code	London Stone Investments F3 SP GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50169	Specific Code	London Stone Investments F3 Employee Feeder GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50170	Specific Code	London Stone Investments F3 I Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50171	Specific Code	London Stone Investments F3 II Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50020	Specific Code	Infracapital CI II Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12UK50158	Specific Code	Infracapital (Belmond) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12UK50159	Specific Code	George Digital GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12UK50160	Specific Code	George Digital GP 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12UK50161	Specific Code	Infracapital Greenfield Partners I Subholdings GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12UK50162	Specific Code	Infracapital Partners II Subholdings GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493004QVQRB9WKG8O58	LEI	Digital Infrastructure Investment Partners LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB20130	Specific Code	Edinburgh Park (Management) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	0.00%	100.00%	-	Significant	0.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493008V2FT9PTFUYH27	LEI	M&G Investment Funds (10) - M&G Absolute Return Bond Fund	Credit institutions, investment firms and financial institutions	OEIC	Non-mutual	Financial Conduct Authority	41.56%	41.56%	41.56%	-	Dominant	41.56%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300PQBJWVUBZ05178	LEI	M&G Investment Funds (10) - M&G Global Listed Infrastructure Fund	Credit institutions, investment firms and financial institutions	OEIC	Non-mutual	Financial Conduct Authority	20.00%	20.00%	20.00%	-	Significant	20.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50021	Specific Code	Infracapital DF II GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50177	Specific Code	M&G PFI 2018 GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    115

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50178	Specific Code	M&G PFI 2018 GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50179	Specific Code	M&G PFI 2018 GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50180	Specific Code	Selly Oak Shopping Park (Nominee 1) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50181	Specific Code	Selly Oak Shopping Park (Nominee 2) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50182	Specific Code	Innisfree M&G PPP LP	Credit institutions, investment firms and financial institutions	LP	Non-mutual	Financial Conduct Authority	62.22%	62.22%	62.22%	-	Dominant	62.22%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50187	Specific Code	Infracapital (Churchill) GP 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50188	Specific Code	Infracapital (Churchill) GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50022	Specific Code	Infracapital DF II Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50189	Specific Code	Infracapital (Gigaclear) GP 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50190	Specific Code	Infracapital (Gigaclear) GP 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50191	Specific Code	Infracapital (Gigaclear) GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50192	Specific Code	Infracapital (Leo) GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50193	Specific Code	Infracapital Partners III Subholdings (Euro) GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50194	Specific Code	Infracapital Partners III Subholdings (Sterling) GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50195	Specific Code	Infracapital Partners III Subholdings GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50196	Specific Code	Infracapital Partners III Subholdings GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US50197	Specific Code	M&G Investments (Americas) Inc.	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
AU	5493001Z3ZE83NGK8Y12AU50198	Specific Code	M&G Investments (Australia) Pty Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    116

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50024	Specific Code	Infracapital Employee Feeder GP 1 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	5493001Z3ZE83NGK8Y12LU50199	Specific Code	M&G Specialty Finance Fund (GP) Sárl	Credit institutions, investment firms and financial institutions	Sarl	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	5493001Z3ZE83NGK8Y12LU50200	Specific Code	M&G Specialty Finance Fund Carry Interest Partnership (GP) Sárl	Credit institutions, investment firms and financial institutions	Sarl	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50201	Specific Code	M&G RE UKEV (GP1) LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	5493001Z3ZE83NGK8Y12LU50105	Specific Code	Prudential Credit Opportunities GP SARL	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	5493001Z3ZE83NGK8Y12LU50140	Specific Code	Prudential Loan Investments GP S.a.r.l	Other	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50025	Specific Code	Infracapital Employee Feeder GP 2 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50004	Specific Code	Calvin F1 GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50026	Specific Code	Infracapital Employee Feeder GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50027	Specific Code	Infracapital F1 GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50028	Specific Code	Infracapital F2 GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50029	Specific Code	Infracapital F2 GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50030	Specific Code	Infracapital GP 1 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50031	Specific Code	Infracapital GP 2 LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50032	Specific Code	Infracapital GP II Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50033	Specific Code	Infracapital GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50034	Specific Code	Infracapital Greenfield Partners I GP 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    117

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50035	Specific Code	Infracapital Greenfield Partners I GP 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50005	Specific Code	Calvin F2 GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50041	Specific Code	Infracapital Sisu GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50042	Specific Code	Infracapital SLP II GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50043	Specific Code	Infracapital SLP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	2138007725YD65U15F53	LEI	Innisfree M&G PPP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	35.00%	35.00%	35.00%	-	Significant	35.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GG	213800BKDGDFPWZ9I567	LEI	M&G (Guernsey) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300ZIIULAZVZYPH61	LEI	M&G Alternatives Investment Management Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
JE	5493001Z3ZE83NGK8Y12JE50006	Specific Code	Canada Property (Trustee) No 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300FZ6A1KPBVDIL49	LEI	M&G Financial Services Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50048	Specific Code	M&G Founders 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
KY	5493001Z3ZE83NGK8Y12KY50049	Specific Code	M&G General Partner Inc.	Credit institutions, investment firms and financial institutions	Inc	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50050	Specific Code	M&G IMPPP 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50052	Specific Code	M&G International Investments Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
CH	213800W2WT4VU6ZYLQ18	LEI	M&G International Investments Switzerland AG	Credit institutions, investment firms and financial institutions	AG	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	BFM4HY1ZHOCH3K3E4934	LEI	M&G Investment Management Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
HK	213800ES49236T3NQN10	LEI	M&G Investments (Hong Kong) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	21380025WDEGTPM9NX11	LEI	M&G Investments (Singapore) Pte. Ltd.	Credit institutions, investment firms and financial institutions	Pte Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    118

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50007	Specific Code	Canada Property Holdings Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50057	Specific Code	M&G Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800QNOSWGOPB5UV85	LEI	M&G Management Services Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800G466CCYQACXV49	LEI	M&G Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50060	Specific Code	M&G Platform Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	5493001Z3ZE83NGK8Y12SG50062	Specific Code	M&G Real Estate Asia Holding Company Pte. Ltd	Credit institutions, investment firms and financial institutions	Pte Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	213800FAISWOSU2EQK07	LEI	M&G Real Estate Asia PTE. Ltd	Credit institutions, investment firms and financial institutions	Pte Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	213800Z48ASVKSJTGD29	LEI	M&G Real Estate Funds Management S.a.r.l	Credit institutions, investment firms and financial institutions	Sarl	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
JP	213800VTT28ET4O1PV50	LEI	M&G Real Estate Japan Co. Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
KR	213800ZFUE19ABTOJS32	LEI	M&G Real Estate Korea Co. Ltd	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50008	Specific Code	Falan GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50067	Specific Code	M&G Real Estate Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50068	Specific Code	M&G RED Employee Feeder GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50070	Specific Code	M&G RED II Employee Feeder GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GG	5493001Z3ZE83NGK8Y12GG50071	Specific Code	M&G RED II GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50072	Specific Code	M&G RED II SLP GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50073	Specific Code	M&G RED III Employee Feeder GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GG	5493001Z3ZE83NGK8Y12GG50074	Specific Code	M&G RED III GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    119

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50075	Specific Code	M&G RED III SLP GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50076	Specific Code	M&G RED SLP GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50010	Specific Code	Greenpark (Reading) General Partner Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50077	Specific Code	M&G RPF GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50078	Specific Code	M&G RPF Nominee 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50079	Specific Code	M&G RPF Nominee 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800TFNC2ZYHSGTN11	LEI	M&G Securities Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
IE	5493001Z3ZE83NGK8Y12IE50081	Specific Code	M&G SIF Management Company (Ireland) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50082	Specific Code	M&G UK Property GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50083	Specific Code	M&G UK Property Nominee 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50084	Specific Code	M&G UK Property Nominee 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50085	Specific Code	M&G UKCF II GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50086	Specific Code	PPM Capital (Holdings) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50011	Specific Code	Greenpark (Reading) Nominee No. 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50087	Specific Code	PPM Managers GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
HK	5493001Z3ZE83NGK8Y12HK50088	Specific Code	PPM Ventures (Asia) Limited (In liquidation)	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50089	Specific Code	Prudential / M&G UKCF GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50090	Specific Code	Prudential GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2018   Prudential plc    120

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50091	Specific Code	Prudential Greenfield GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50092	Specific Code	Prudential Greenfield GP1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50093	Specific Code	Prudential Greenfield GP2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50094	Specific Code	Prudential Greenfield SLP GP LLP	Credit institutions, investment firms and financial institutions	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
ZA	5493001Z3ZE83NGK8Y12ZA50095	Specific Code	Prudential Portfolio Managers (South Africa) (Pty) Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	49.99%	49.99%	49.99%	-	Significant	49.99%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50096	Specific Code	Prudential Property Investment Managers Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50012	Specific Code	Greenpark (Reading) Nominee No. 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50097	Specific Code	Prudential Trustee Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300VDPV8QUEZVO116	LEI	Prudential Unit Trusts Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50099	Specific Code	Rift GP 1 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50100	Specific Code	Rift GP 2 Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50101	Specific Code	Stableview Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800HRBQVXRWD41A27	LEI	Staple Nominees Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50103	Specific Code	The First British Fixed Trust Company Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50107	Specific Code	Genny GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50108	Specific Code	GGE GP Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800FDESRJ7QGRO709	LEI	Prudential Group Holdings Limited	Mixed-activity insurance holding company as defined in Art. 212(1) [g] of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40006	Specific Code	Prudential Five Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    121

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB40007	Specific Code	Prudential Group Secretarial Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40008	Specific Code	Prudential International Staff Pensions Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40009	Specific Code	Prudential IP Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40010	Specific Code	Prudential Staff Pensions Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	0.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB40020	Specific Code	Prudential Leasing Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40021	Specific Code	Pru Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40022	Specific Code	Prudential Portfolio Managers Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40023	Specific Code	Prudential Nominees Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40024	Specific Code	Prudence Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40025	Specific Code	Prudential Venture Managers Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800J4IDR5UAAWL355	LEI	Prudential Property Holding Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40001	Specific Code	GS Twenty Two Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IM	5493001Z3ZE83NGK8Y12IM40002	Specific Code	Holtwood Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    122

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB40003	Specific Code	Hyde Holdco 1 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IE	5493001Z3ZE83NGK8Y12IE40004	Specific Code	Livicos Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
AU	5493001Z3ZE83NGK8Y12AU40005	Specific Code	Prudential Corporation Australasia Holdings Pty Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pty Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	213800J2IAOOH68K8A76	LEI	BOCI - Prudential Trustee Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Futures Commission of Hong Kong	36.00%	36.00%	36.00%	-	Significant	36.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	CHW8NHK268SFPTV63Z64	LEI	Prudential Capital plc	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	PLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300GLZGEGEQY0TJ64	LEI	Prudential Capital Holding Company Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	549300MWP9XNST2HB451	LEI	Prudential Capital (Singapore) Pte. Ltd.	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Pte Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50104	Specific Code	Prudential Investments Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300KDOPLFHAW51H26	LEI	Prudential Corporation Holdings Limited	Mixed-activity insurance holding company as defined in Art. 212(1) [g] of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
MU	5493001Z3ZE83NGK8Y12MU10001	Specific Code	Eastspring Investments India Consumer Equity Open Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
MU	5493001Z3ZE83NGK8Y12MU10002	Specific Code	Eastspring Investments India Equity Open Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
MU	5493001Z3ZE83NGK8Y12MU10003	Specific Code	Eastspring Investments India Infrastructure Equity Open Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
MU	5493001Z3ZE83NGK8Y12MU10007	Specific Code	Prudential Mauritius Holdings Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2018   Prudential plc    123

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
KY	5493001Z3ZE83NGK8Y12KY10010	Specific Code	Eastspring Real Assets Partners	Other	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
CN	213800CKLWDCE5SPNX91	LEI	CITIC-Prudential Life Insurance Company Limited	Life undertakings	Ltd	Non-mutual	China Insurance Regulatory Commission	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	2138001KLYON8RC5KU34	LEI	Prudential Property Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	213800WLLX72KF2BWG41	LEI	BOCI - Prudential Asset Management Limited	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	Securities and Futures Commission of Hong Kong	36.00%	36.00%	36.00%	-	Significant	36.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
CN	2138008VPZBXEN4VIA76	LEI	CITIC-Prudential Fund Management Co., Ltd.	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	China Securities Regulatory Commission	49.00%	49.00%	49.00%	-	Significant	49.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
CN	213800GX7KTF943OVN58	LEI	CITIC-CP Asset Management Co., Ltd.	Credit institutions, investment firms and financial institutions	Ltd	Non-mutual	China Securities Regulatory Commission	26.95%	26.95%	26.95%	-	Significant	26.95%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493002C5QLMYRKL5W76	LEI	The Greenpark (Reading) LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300E9W63X1E5A3N24	LEI	M&G Credit Income Investment Trust plc	Other	PLC	Non-mutual	-	27.00%	27.00%	27.00%	-	Dominant	27.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50183	Specific Code	M&G Prudential Limited	Mixed-activity insurance holding company as defined in Art. 212(1) [g] of Directive 2009/138/EC	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB50184	Specific Code	M&G Prudential (Holdings) Limited	Mixed financial holding company as defined in Art. 212(1) [h] of Directive 2009/138/EC	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB50185	Specific Code	M&G Prudential Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300THPKSTF3PVJH59	LEI	CF Prudential European QIS Fund	Other	QIS	Non-mutual	-	97.89%	97.89%	97.89%	-	Dominant	97.89%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493007H6U0V9QP44023	LEI	M&G European Credit Investment Fund	Other	SICAV-FIS	Non-mutual	-	82.48%	82.48%	82.48%	-	Dominant	82.48%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300FLN5QWVQGRGQ35	LEI	M&G European Property Fund SICAV-FIS	Other	SICAV-FIS	Non-mutual	-	49.74%	49.74%	49.74%	-	Dominant	49.74%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300GTB435DIFOTP40	LEI	M&G Asia Property Fund	Other	SICAV-FIS	Non-mutual	-	54.01%	54.01%	54.01%	-	Dominant	54.01%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300FOCI4SMOSPII72	LEI	Prudential Dynamic Focused 20 - 55 Portfolio	Other	OEIC	Non-mutual	-	37.69%	37.69%	37.69%	-	Dominant	37.69%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300FH80NGSGJZ6T14	LEI	M&G European High Yield Credit Investment Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.99%	99.99%	99.99%	-	Dominant	99.99%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    124

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
LU	5493001Z3ZE83NGK8Y12LU60012	Specific Code	M&G European Secured Property Income Fund	Other	UT	Non-mutual	-	23.98%	23.98%	23.98%	-	Significant	23.98%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300IYMZOMGU289Y25	LEI	Eastspring Investments - Asian Local Bond Fund	Other	SICAV-FIS	Non-mutual	-	97.95%	97.95%	97.95%	-	Dominant	97.95%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300N9SNUAIFOYDI51	LEI	CF Prudential Pacific Markets Trust Fund	Other	UT	Non-mutual	-	98.31%	98.31%	98.31%	-	Dominant	98.31%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493008KPE43OH6L0B76	LEI	Eastspring Investments - Asian Smaller Companies Fund	Other	SICAV-FIS	Non-mutual	-	99.71%	99.71%	99.71%	-	Dominant	99.71%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300T9BURP81FE3140	LEI	Eastspring Investments - Asian Total Return Bond Fund	Other	SICAV-FIS	Non-mutual	-	99.13%	99.13%	99.13%	-	Dominant	99.13%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300WH17GSWHDDF354	LEI	Eastspring Investments - Global Emerging Markets Customized Equity Fund	Other	SICAV-FIS	Non-mutual	-	99.90%	99.90%	99.90%	-	Dominant	99.90%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300PRNN1UOMEMAD71	LEI	Eastspring Investments - Global Emerging Markets Dynamic Fund	Other	SICAV-FIS	Non-mutual	-	94.89%	94.89%	94.89%	-	Dominant	94.89%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU60013	Specific Code	Eastspring Investments US Equity Income Fund	Other	SICAV-FIS	Non-mutual	-	99.50%	99.50%	99.50%	-	Dominant	99.50%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	549300MDZOMM4ZCFYT38	LEI	PPM Funds - PPM Core Plus Fixed Income Fund	Other	OEIC	Non-mutual	-	99.00%	99.00%	99.00%	-	Dominant	99.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	549300MC39185L8C1I66	LEI	PPM Funds - PPM High Yield Core Fund	Other	OEIC	Non-mutual	-	97.00%	97.00%	97.00%	-	Dominant	97.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	549300XGQ9BRQ0JP0O37	LEI	PPM Funds - PPM Credit Fund	Other	OEIC	Non-mutual	-	99.00%	99.00%	99.00%	-	Dominant	99.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	549300S20URPR4QXG352	LEI	PPM Funds - PPM Floating Rate Income Fund	Other	OEIC	Non-mutual	-	96.00%	96.00%	96.00%	-	Dominant	96.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001MVR24N9JK9213	LEI	PPM Funds - PPM Strategic Income Fund	Other	OEIC	Non-mutual	-	87.00%	87.00%	87.00%	-	Dominant	87.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300HP3C5DFZ03MY20	LEI	Eastspring Investments - Japan Equity Fund	Other	OEIC	Non-mutual	-	89.84%	89.84%	89.84%	-	Dominant	89.84%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU60016	Specific Code	Eastspring Investments SICAV-FIS Africa Equity Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300F39NTG0M8EIX97	LEI	M&G (Lux) Investment Funds 1 - M&G (Lux) European Strategic Value Fund	Other	OEIC	Non-mutual	-	79.22%	79.22%	79.22%	-	Dominant	79.22%	Included into scope of group supervision	-	Method 1: Adjusted equity method
IE	5493006LDY5I4K1U7Y37	LEI	Lion Credit Opportunity Fund plc - Credit Opportunity Fund XV	Other	PLC	Non-mutual	-	98.44%	98.44%	98.44%	-	Dominant	98.44%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493002LPXH8M4JBJ851	LEI	CF Prudential Japanese QIS Fund	Other	QIS	Non-mutual	-	97.99%	97.99%	97.99%	-	Dominant	97.99%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300KBTRWWDKVVOJ54	LEI	M&G Dividend Fund	Other	OEIC	Non-mutual	-	58.33%	58.33%	58.33%	-	Dominant	58.33%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300M1TZWEHJE37C20	LEI	M&G European Select Fund	Other	OEIC	Non-mutual	-	41.53%	41.53%	41.53%	-	Dominant	41.53%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300KOBD7CQTVOR134	LEI	M&G Episode Macro Fund	Other	OEIC	Non-mutual	-	23.92%	23.92%	23.92%	-	Significant	23.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300JXS02SDDJZHX04	LEI	M&G Gilt & Fixed Interest Income Fund	Other	OEIC	Non-mutual	-	49.65%	49.65%	49.65%	-	Dominant	49.65%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    125

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	549300DWKPOX3P1RIJ10	LEI	CF Prudential North American QIS Fund	Other	QIS	Non-mutual	-	98.87%	98.87%	98.87%	-	Dominant	98.87%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GG	549300FEFNTKM50NRC34	LEI	The Car Auction Unit Trust	Other	UT	Non-mutual	-	50.00%	50.00%	50.00%	-	Dominant	50.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300TF2NQX3VRVQR58	LEI	M&G Corporate bond Fund	Other	UT	Non-mutual	-	30.96%	30.96%	30.96%	-	Dominant	30.96%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300441KA9G1F3EG24	LEI	M&G Investment Funds (10) - M&G Positive Impact Fund	Other	OEIC	Non-mutual	-	51.96%	51.96%	51.96%	-	Dominant	51.96%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300T4PWVN5LFO1U25	LEI	M&G Investment Funds (7) - M&G Global Convertibles Fund	Other	OEIC	Non-mutual	-	59.02%	59.02%	59.02%	-	Dominant	59.02%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001XMX756I8DDX84	LEI	M&G Investment Funds (4) - M&G Episode Allocation Fund	Other	OEIC	Non-mutual	-	22.35%	22.35%	22.35%	-	Significant	22.35%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300DJ43QIH72GYQ52	LEI	CF Prudential UK Growth QIS Fund	Other	QIS	Non-mutual	-	98.92%	98.92%	98.92%	-	Dominant	98.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493006Y42NL3VIZDX15	LEI	Prudential Dynamic Focused 0-30 Portfolio	Other	OEIC	Non-mutual	-	53.48%	53.48%	53.48%	-	Dominant	53.48%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300LQFO5UKO80O650	LEI	Prudential Dynamic 40-80 Portfolio	Other	OEIC	Non-mutual	-	34.55%	34.55%	34.55%	-	Dominant	34.55%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493006W7LY28KGUSB46	LEI	Prudential Dynamic 20 - 55 Portfolio	Other	OEIC	Non-mutual	-	34.19%	34.19%	34.19%	-	Dominant	34.19%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300UI6ET9TLZ65L17	LEI	Prudential Dynamic 60-100 Portfolio	Other	OEIC	Non-mutual	-	30.20%	30.20%	30.20%	-	Dominant	30.20%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300U1Z88JJD6OW296	LEI	Prudential Dynamic 10-40 Portfolio	Other	OEIC	Non-mutual	-	28.77%	28.77%	28.77%	-	Dominant	28.77%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300Q0ZPRDES44QI46	LEI	Prudential Dynamic 0-30 Portfolio	Other	OEIC	Non-mutual	-	25.49%	25.49%	25.49%	-	Significant	25.49%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	5493001Z3ZE83NGK8Y12HK10006	Specific Code	PCA IP Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	549300CFKR37B5VI4H24	LEI	Schroder Emerging Markets Fund	Other	OEIC	Non-mutual	-	46.83%	46.83%	46.83%	-	Significant	46.83%	Included into scope of group supervision	-	Method 1: Adjusted equity method
AU	5493001Z3ZE83NGK8Y12AU60019	Specific Code	First State Global Property A	Other	OEIC	Non-mutual	-	42.35%	42.35%	42.35%	-	Significant	42.35%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	549300GZ0HQAFPG1OB84	LEI	Schroder US Dollar Money Fund	Other	OEIC	Non-mutual	-	41.40%	41.40%	41.40%	-	Significant	41.40%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TW	549300XNGNYAXV1I9842	LEI	Manulife China Dim Sum High Yield Bond Fund	Other	OEIC	Non-mutual	-	36.45%	36.45%	36.45%	-	Significant	36.45%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TW	549300I2O9ZBCPEVJF60	LEI	Invesco Fixed Maturity Selective Emerging Market Bonds 2024	Other	OEIC	Non-mutual	-	57.31%	57.31%	57.31%	-	Significant	57.31%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TH	5493001Z3ZE83NGK8Y12TH60020	Specific Code	UOB Smart Millennium Growth Fund	Other	OEIC	Non-mutual	-	33.18%	33.18%	33.18%	-	Significant	33.18%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	894500Q8RMG19EQCTT84	LEI	BOCHK Global Bond Fund	Other	UT	Non-mutual	-	30.25%	30.25%	30.25%	-	Significant	30.25%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TH	5493001Z3ZE83NGK8Y12TH60021	Specific Code	SCB SET Banking Sector Index(Acc)	Other	OEIC	Non-mutual	-	28.05%	28.05%	28.05%	-	Significant	28.05%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    126

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0010	C0020	C0030	C0040	C0050	C0060
TH	5493001Z3ZE83NGK8Y12TH60022	Specific Code	Thanachart Long term Fixed Income Fund	Other	OEIC	Non-mutual	-	27.79%	27.79%	27.79%	-	Significant	27.79%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	5493001Z3ZE83NGK8Y12HK60023	Specific Code	BOCHK Asia Pacific Equity Fund	Other	UT	Non-mutual	-	27.18%	27.18%	27.18%	-	Significant	27.18%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	5493001Z3ZE83NGK8Y12HK10008	Specific Code	PVFC Financial Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
TW	5493001Z3ZE83NGK8Y12TW60024	Specific Code	Manulife USD High Yield Bond Fund	Other	OEIC	Non-mutual	-	25.73%	25.73%	25.73%	-	Significant	25.73%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TW	5493001Z3ZE83NGK8Y12TW60025	Specific Code	Fubon China Currency Fund	Other	OEIC	Non-mutual	-	25.1%	25.1%	25.1%	-	Significant	25.1%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TH	5493001Z3ZE83NGK8Y12TH60026	Specific Code	UOB Smart Global Healthcare Fund	Other	OEIC	Non-mutual	-	24.18%	24.18%	24.18%	-	Significant	24.18%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300CGT4V2XYYG0Y90	LEI	Fidelity Funds - Japan Fund	Other	OEIC	Non-mutual	-	23.56%	23.56%	23.56%	-	Significant	23.56%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TH	5493001Z3ZE83NGK8Y12TH60027	Specific Code	Aberdeen Standard Cash Creation Fund	Other	OEIC	Non-mutual	-	22.91%	22.91%	22.91%	-	Significant	22.91%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TW	254900ZOXZS5EBYD5Q03	LEI	Nomura Six Years Fixed Maturity Emerging Market Bond Fund	Other	OEIC	Non-mutual	-	43.4%	43.4%	43.4%	-	Significant	43.4%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TW	5493003G6PNMD0EZFV17	LEI	Manulife Superior Selection China Fund	Other	OEIC	Non-mutual	-	21.74%	21.74%	21.74%	-	Significant	21.74%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TW	54930027YGJRTOXCCQ49	LEI	Manulife Asia Pacific Bond Fund	Other	OEIC	Non-mutual	-	20.33%	20.33%	20.33%	-	Significant	20.33%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	5493000RCXQ9AD57QK62	LEI	BOCHK Investment Funds - BOCHK Hong Kong Equity Fund	Other	UT	Non-mutual	-	20.25%	20.25%	20.25%	-	Significant	20.25%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	5493001Z3ZE83NGK8Y12SG10009	Specific Code	Scotts Spazio Pte. Ltd.	Other	Ltd	Non-mutual	-	45.00%	45.00%	45.00%	-	Significant	45.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	5493001PQDDTTEBXFH86	LEI	Schroder Multi-Asset Revolution	Other	OEIC	Non-mutual	-	61.92%	61.92%	61.92%	-	Significant	61.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
IE	5493001Z3ZE83NGK8Y12IE60017	Specific Code	First State China Focus Fund	Other	OEIC	Non-mutual	-	60.97%	60.97%	60.97%	-	Significant	60.97%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	5493001Z3ZE83NGK8Y12SG60018	Specific Code	Aberdeen Standard Singapore Equity	Other	OEIC	Non-mutual	-	57.73%	57.73%	57.73%	-	Significant	57.73%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TW	549300DQOFMH4PECO748	LEI	Manulife China Offshore Bond Fund	Other	OEIC	Non-mutual	-	51.39%	51.39%	51.39%	-	Significant	51.39%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	549300XVNB6LTBBS4E74	LEI	Schroder International Opportunities Portfolio - Schroder Asian Investment Grade Credit	Other	OEIC	Non-mutual	-	49.72%	49.72%	49.72%	-	Significant	49.72%	Included into scope of group supervision	-	Method 1: Adjusted equity method
TW	254900WKTFBHM1MV5X16	LEI	Fubon Global Investment Grade Bond Fund	Other	OEIC	Non-mutual	-	47.8%	47.8%	47.8%	-	Significant	47.8%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    127

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0010	C0020	C0030	C0040	C0050	C0060
MY	2138009482OVKYUNQO55	LEI	Prudential BSN Takaful Berhad	Composite insurer	Bhd	Non-mutual	Bank Negara Malaysia	49.00%	70.00%	49.00%	70% economic benefit	Significant	70.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	8IUGZ4RSNMJG05397M84	LEI	The Prudential Assurance Company Limited	Life undertakings	Ltd	Non-mutual	Prudential Regulation Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IE	635400T4W5MRQTBLGQ38	LEI	Prudential International Assurance plc	Life undertakings	PLC	Non-mutual	Central Bank of Ireland	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	KI2V9RUICHQRQSOIN286	LEI	Prudential Retirement Income Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	549300PJZTAF9K0M8127	LEI	Prudential Hong Kong Limited	Life undertakings	Ltd	Non-mutual	Insurance Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
SG	549300CNLB266J8MCM30	LEI	Prudential Assurance Company Singapore (Pte) Limited	Life undertakings	Pte Ltd	Non-mutual	Monetary Authority of Singapore	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
MY	213800I84NGIJSQHIT74	LEI	Prudential Assurance Malaysia Berhad	Composite insurer	Bhd	Non-mutual	Bank Negara Malaysia	51.00%	100.00%	51.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
TW	549300WD2MNWUSUEBE84	LEI	PCA Life Assurance Company Limited	Life undertakings	Ltd	Non-mutual	Financial Supervisory Commission	99.79%	100.00%	99.79%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
VN	2138005CFOQ81HKLI320	LEI	Prudential Vietnam Assurance Private Limited	Life undertakings	Ltd	Non-mutual	Insurance Supervisory Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
ID	21380019LD1QA1IY1Y94	LEI	PT. Prudential Life Assurance	Life undertakings	PT	Non-mutual	Indonesia Financial Services Authority	94.62%	100.00%	94.62%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
KY	5493001Z3ZE83NGK8Y12KY60014	Specific Code	Eastspring Infrastructure Debt Fund L.P.	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	549300CYYU2V6TMZTN47	LEI	Eastspring Investments Unit Trust - Dragon Peacock Fund	Other	OEIC	Non-mutual	-	97.4%	97.4%	97.4%	-	Dominant	97.4%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300I12ZNRM45WN289	LEI	Eastspring Investments - Developed and Emerging Asia Equity Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method

Solvency and Financial Condition Report 2018   Prudential plc    128

Forward Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger of the M&GPrudential business; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&GPrudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK’s decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential’s IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk factors’ section in its most recent Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk

Any forward-looking statements contained in this Annual Report speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 May 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Name: Mark FitzPatrick
Title: Chief Financial Officer